Form 10-K, Exhibit 13
period 1996-12-31
RENAISSANCERE HOLDINGS LTD
filed 1997-03-24
CIK 913144

                                                                    Exhibit 13.1

                                  RENAISSANCERE
                                    HOLDINGS







                               ANNUAL REPORT 1996

COMPANY OVERVIEW


RenaissanceRe Holdings Ltd. was formed in June 1993 and is the parent of Renaissance Reinsurance Ltd. and Glencoe Insurance Ltd. Our principal business is property catastrophe reinsurance written on a worldwide basis through Renaissance Reinsurance Ltd. We are one of the largest providers of this coverage in the world. We provide property catastrophe reinsurance coverage to insurance companies and other reinsurers primarily on an excess of loss basis, which means that we begin paying when their claims, from all of the homes, businesses and properties that they insure from a particular catastrophe, exceed a certain retained amount. Through Glencoe, which was incorporated in 1996, we provide catastrophe exposed property coverage. In both our reinsurance business and our insurance business, we provide catastrophe coverage, which means that we reimburse for claims from large natural catastrophes such as hurricanes and earthquakes, although we are also exposed to other types of claims. Events that may have a significant effect on us will normally be on the evening news - although it could be the news in England or Australia. Very large single events or several smaller ones could produce adverse financial results for a quarter or even a year. Our strategic approach is to excel at the three key success factors for our business:

- Underwriting - Through utilization of our proprietary exposure management and pricing systems and capabilities.

- Marketing - Through responsive, innovative client service.

- Capital Management - Through matching our capital to our business needs.

FINANCIAL HIGHLIGHTS

RenaissanceRe Holdings Ltd. and Subsidiares
--------------------------------------------------------------------------------------------------------------------
(dollar amounts in thousands, except per share amounts)                  1996               1995               1994
--------------------------------------------------------------------------------------------------------------------
Gross premiums written...........................................    $269,913           $292,607           $273,481
Net income available to common shareholders......................     156,160            162,786             96,419
Common dividends declared and paid...............................      20,489              4,096                 --
 ....................................................................................................................

PER SHARE AMOUNTS
   Net income....................................................    $   6.01         $     6.75           $   4.24
   Book value....................................................       23.21              18.99              11.79
   Dividends declared............................................        0.80               0.16                 --
 ....................................................................................................................
RETURN ON AVERAGE SHAREHOLDERS' EQUITY                                   30.2%              43.3%              44.1%
 ....................................................................................................................
OPERATING RATIOS
   Claims and claim expense ratio................................        34.3%              38.3%              47.0%
   Underwriting expense ratio....................................        17.0%              13.7%              14.6%
   Combined ratio................................................        51.3%              52.0%              61.6%

--------------------------------------------------------------------------------------------------------------------

                            Return On Average Equity

                                  [BAR GRAPH]



                              Book Value Per Share

                                  [Bar Graph]

CONTENTS

Financial Highlights                               1
Letter to Shareholders                             2
Overview of Operations
   Underwriting                                    5
   Marketing                                       7
   Capital Management                              9
Measuring Insurance Risk                           11
Management's Discussion and Analysis               13
Consolidated Financial Statements                  20
Notes to the Consolidated Financial Statements     24
Report of Independent Auditors                     36
Glossary of Selected Insurance Terms               37
Directors and Officers                             38
Financial and Investor Information                 39

                                  Our Mission

TO OBTAIN A PORTFOLIO OF PROPERTY CATASTROPHE AND OTHER INSURANCE AND REINSURANCE RISKS THAT PRODUCES AN ATTRACTIVE RETURN ON CAPITAL AND IS SIGNIFICANTLY BETTER THAN THE MARKET AVERAGE. WE DO THIS WHILE PROVIDING EXCELLENT CLAIMS-PAYING SECURITY AND THOUGHTFUL, RESPONSIVE SERVICE TO OUR CUSTOMERS.


LETTER TO SHAREHOLDERS

[PHOTOGRAPH OF CHAIRMAN]


Dear Fellow Shareholder:

As the financial and operating highlights on the prior page show, 1996 was another good year - one in which we remained consistent to our mission (shown in the sidebar on this page) and continued to effectively execute our underwriting, marketing, and capital management strategies.

Last year saw increased price competition, which challenged us to remain faithful to our underwriting discipline, and to maintain an attractive return on our growing capital base. Our response was to work harder to serve our clients even better in this more competitive marketplace.

In this letter, let me update you on marketplace trends, then turn to how we are responding to them.


THE COMPETITIVE ENVIRONMENT

The two emotions that rule the stock market - fear and greed - similarly affect the reinsurance market and we are now clearly in the "greed" phase. The most important trends fall broadly within the availability and management of capital.

The capital available in many segments of the reinsurance market clearly exceeds the opportunities to deploy it in the short run. This capital is primarily internally generated capital by existing insurers and reinsurers both from capital gains in their stock and bond portfolios, and accumulated operating profits. In particular, the success of Lloyd's Reconstruction and Renewal Plan, while acknowledged by most to be a good thing for the long run health of the industry, has added new capital aggressively looking for business. Because the property catastrophe business has been among the most profitable segments of the market recently, it is the focus of much competition.

Fortunately, not all of the news is bad. First, acquisitions are withdrawing capital, because cash used to acquire a company can no longer be deployed to bear insurance risk, (unless the seller "recycles" that cash back into the insurance business - which has not been happening, so far). Industry consolidation has other beneficial effects on Renaissance's competitive position: It continues the "flight to quality" trend, which benefits Renaissance as a premier catastrophe specialist with over half a billion dollars of capital. In addition, any reinsurance consolidation, no matter how well managed, causes some business to become available to the market. However, one detrimental effect has been that consolidation usually reduces the amount of reinsurance the combined entity purchases. The loss of business due to our clients being purchased caused approximately 40% of our 7.8% net decline in gross premiums written last year, and may have a similar affect this year.

The second favorable trend is a widespread focus on capital management. Most major reinsurers are explicitly discussing their strategies for maximizing shareholder value and many are backing these statements up with actions. In addition to capital market actions like share repurchases and dividends, insurers and reinsurers are developing systems to link the impact of individual underwriting decisions with return on equity and ultimately shareholder value. As these systems come on line, I believe they will add to underwriting discipline within the industry. We have been doing this since inception with our Renaissance Exposure Management System (REMS(C)), which we discuss later in this report.

-------------------------------------------------------------------------------
|"RENAISSANCERE WAS THE FIRST ONE ON BOARD, AND WHEN THAT HAPPENED IT WAS LIKE| | OPENING THE FLOODGATES. EVERYONE WANTED TO FOLLOW RENAISSANCE'S LEAD." |
-------------------------------------------------------------------------------
Chuck Quackenbush
California Insurance Commissioner



ACHIEVEMENTS

1996 for us has been characterized by incremental improvements, rather than bold new initiatives. Our responses to the competitive environment are:

RAISING THE BAR

Our main response has been to try to "raise the bar" for customer service to reinforce our position as a "market of the first resort." This involves focusing on three things:

1.    speedy responses on quotations and claims,

2.    designing custom products, and

3.    assisting clients in interpreting their catastrophe modeling results.

Our response speed is best illustrated by the quote we provided to the California Earthquake Authority, which is a state organization formed to provide earthquake insurance in California. Part of its capacity to pay claims is supported by an excess catastrophe reinsurance program. With $1.4 billion of limit, this is by far the largest property catastrophe excess program in the reinsurance market. To complete it required the participation of all major reinsurers in the world. RenaissanceRe was one of the nine reinsurers asked to provide lead price quotations for the program. And, as noted by the comment above from California Insurance Commissioner Chuck Quackenbush, we were the first company in the world to respond with a firm quotation. Our accomplishments on items 2 and 3 are discussed in the "Marketing" section of this report.


STRENGTHENING THE TEAM

Effective client service requires top quality people to provide that service. To meet our service goals, we realized that we needed to bring in a few additional experienced reinsurance professionals to provide support and back-up to the small senior management team that established RenaissanceRe. This program, and the establishment of our primary insurance company, Glencoe Insurance Ltd., has increased our total staff from 19 at the beginning of the year to 29 now. I do not expect this type of growth every year but getting us fully staffed was an important step in the maturation of our company.

CAPITAL MANAGEMENT

We have always been active managers of our capital to try to maximize return on equity, and this year was no exception. We completed a secondary stock offering in February that increased the liquidity of our stock. In June, we moved to The New York Stock Exchange, which we believe will decrease transaction costs for our shareholders. In November, we increased the capacity of our credit facility to $200 million and improved both pricing and terms. In December, we repurchased $72 million of stock from our founding shareholders and in January 1997, repurchased an additional $28 million from public shareholders on the same terms. This allowed us to return excess capital to our shareholders in a manner that was both tax efficient and accretive to earnings per share.


GLENCOE INSURANCE LTD.

Our standards for evaluating any new ventures are:

1.    Does it offer an attractive return on equity?

2. Do we understand and potentially have some competitive advantage in the business?

3. Can we execute the plan for the new venture without diverting focus from our core business?

The one expansion that met these tests was to form our primary insurance company, Glencoe. It is located in Bermuda and will primarily write property insurance that is exposed to natural catastrophes. It has been approved as a non-admitted insurer in twenty-one states, including California, where it is primarily covering earthquake exposure. Glencoe allows us to use, in the primary property business, a modeling-intensive underwriting approach similar to the one we have successfully used in the reinsurance market.

--------------------------------------------------------------------------------
|                                  OUR STRATEGY                                |
|                                                                              |
|                                                                              |
|                                                                              |
| OUR STRATEGY IS BASED ON SUPERIOR EXECUTION OF THREE KEY FACTORS:            |
|                                                                              |
|                                                                              |
|                                                                              |
|                                                                              |
| - UNDERWRITING - SELECTING THE BUSINESS WE WANT.                             |
|                                                                              |
| - MARKETING - OBTAINING THE BUSINESS THAT WE SELECT.                         |
|                                                                              |
| - CAPITAL MANAGEMENT - MATCHING AN APPROPRIATE AMOUNT OF CAPITAL WITH THE    |
|   PORTFOLIO OF REINSURANCE RISKS.                                            |
|                                                                              |
--------------------------------------------------------------------------------

CHALLENGES

With the increasing competition in the catastrophe reinsurance market, our main challenges for 1997 are to:

CONTINUE TO ENHANCE RELATIONSHIPS WITH OUR CUSTOMERS

We will continue to emphasize responsive service, custom product design, and assisting our customers in better understanding their catastrophe exposures through modeling.

CONTROL INTERNAL EXPENSES

With our premium falling, and our staff expanding, our expense ratio grew in 1996 and will grow further in 1997. Compared with other catastrophe reinsurers, we no longer have a significant expense ratio advantage. This is acceptable because of the high level of service that we provide our clients, but we will not allow our expense level to cause us to be uncompetitive.

DEVELOP GLENCOE TO MEANINGFULLY CONTRIBUTE TO OUR RESULTS

Although we met our operational goals of forming, staffing and beginning to write business in Glencoe, we did not meet our financial goals for return on equity. We are devoting more resources this year to attempt to achieve these goals.

MAINTAIN AN ATTRACTIVE RETURN ON EQUITY ON A RAPIDLY GROWING CAPITAL BASE

Even if Mother Nature is kind, it is likely that our return on average equity for 1997 will fall below 30% for the first time because, as prices decline, our business requires more capital per dollar of premium.

CONCLUSION

We established RenaissanceRe with a clear view of what we wanted to represent - our "brand attributes," if you will. They include excellent financial security, superior underwriting, highly-collaborative, customer-focused marketing and value-based capital management - all four are aided by our competitively distinguishing REMS risk modeling capability. These attributes each imply a set of promises. To the customer, for example, we must first represent security and service; to the shareholder, we must offer the prospect of superior returns. All of our management team is keenly aware that our success as an organization depends on consistently honoring these promises.



Sincerely,


/s/ James N. Stanard

James N. Stanard
Chairman, President and Chief Executive Officer

IN ANY COMPETITIVE MARKET, DISCIPLINE IS THE SUCCESSFUL PLAYERS SECRET, AND INFORMATION IS THE SECRET TO DISCIPLINE.


UNDERWRITING

The catastrophe reinsurance market is currently experiencing a degradation of market discipline. Due to some interesting characteristics of the business, there are few other businesses where discipline is harder to maintain than the catastrophe business. Fortunately, these characteristics can significantly advantage companies that have sophisticated analytical processes and excellent market information.

RenaissanceRe has developed proprietary analytical and information systems. They're embodied in our REMS system and they provide a significant advantage in the current market conditions. We believe that as market discipline continues to decline, the few organizations which can properly measure their clients' exposures will capture an increasing share of the preferred market, and those organizations which lack the ability to cost their products will find their true costs to be much higher than expected.

IN THE CATASTROPHE BUSINESS, UNDERSTANDING THE TRUE COST OF THE PRODUCT IS STILL A NEW CONCEPT.

In most businesses, measuring the cost of supplying a good or service is usually a simple procedure. Law firms can determine the salaries paid to their employees, shirt manufacturers can determine the costs to make shirts. In catastrophe reinsurance, the major cost components are the claims paid for catastrophic events. As catastrophe events by definition occur infrequently, the catastrophe reinsurers' "opportunities" for true price discovery are rare. Having the ability to understand and measure the cost of the catastrophe product is crucially important for catastrophe reinsurers.

The advent of catastrophe modeling has provided the tools to determine the cost of the catastrophe product. In the long run, companies which utilize and understand this technology and thus better understand the costs of the products they provide, will be the winners.

Catastrophe model usage differs greatly. Half a dozen vendors offer these products but their results often vary significantly at the detailed county or zip code level. Few companies use multiple models due to the significant resources required to understand and utilize each of them.

RenaissanceRe is the leader in understanding these models and their usage; more importantly, the REMS system is unique in its ability to quickly compare the results of multiple models. We can utilize the information provided from each separate vendor and avoid the "apples to oranges" comparisons which occur when the client and the reinsurer use different models. Our annual commitment in this area is several million dollars and we are committed to remaining the premier user of this technology.

Because RenaissanceRe understands this technology, we have a unique ability to properly assess the cost of each product we sell. To see the catastrophe business as a simple commodity is a fallacy because different clients provide significantly different types of exposures. RenaissanceRe has developed the ability to clearly distinguish between underlying exposures, to assess and price the products sold, resulting in a clear competitive advantage.

THE EFFECTS ON NET MARGINS OF GROSS PREMIUM ADJUSTMENTS ARE NOT PROPERLY UNDERSTOOD AND MEASURED.

Industry participants estimate that the pricing for U.S. risks decreased last year on average between 10 and 15%, while non-U.S. risks experienced price reductions in the 15-20% range. Our own measures indicate that U.S. industry premium levels have decreased by about 12%. Rarely, if ever, does this change in gross pricing get translated directly into an effect on gross margins.

At RenaissanceRe, we calculate and assess the margins and expected return on equity on every piece of business we consider. We also capture, in REMS, information about virtually all industry contracts and use this information to calculate and assess the effects of premium movements on both industry gross margins and changes in expected return on equity. This information gives us a unique and clear view into the opportunities and pitfalls of the market. We have calculated that U.S. industry expected gross margins decreased by over 20%, and expected return on equity for the U.S. market declined by over 25%.

Selecting clients who are reducing their exposure profile is key to maintaining a superior portfolio. Uniformity of premium movement provides an opportunity to select clients with the most attractive exposure profiles. By identifying clients who are actively controlling and reducing their catastrophe exposure, gross margins can be maintained even in an environment of price reductions.

Conversely, if the client has increased exposure, a premium reduction can quickly make a profitable client into an unprofitable one.

The table below demonstrates how the management of exposure can impact the expected return on equity in a stable premium and declining premium environment.


                                   Expected Return On Equity
                                   Stable        15% Premium
Exposure                           Premium       Reduction
-------------------------------------------------------------
Original                              20%            13%
20% growth                            14%             7%
20% decline                           25%            18%


In catastrophe exposure, the 80/20 rule is alive and well. Twenty percent of the policies produce 80% of the problems. Companies who spend the time and resources to use the outputs of the models quickly determine which 20% is causing their problems and take underwriting actions to improve their portfolios.

At RenaissanceRe we invest a significant amount of our underwriting resources applying the latest technology to differentiate between clients. Identifying clients who are actively managing their exposures is crucial in a decreasing rate environment. As some competitors lose discipline and decrease their commitment to understanding the exposures, this enables us to focus our efforts on the clients we determine to be improving their exposures.

"Normal" decisions in a skewed world lead to a lack of discipline.

The following graph depicts two different potential outcome distributions. The blue distribution depicts a "normal" distribution and is the type of distribution with which most people are familiar. A key characteristic of a normal distribution is that the mean (average) outcome is equal to the median (midpoint) outcome. Another way to put this is that over a long time period, 50% of the actual outcomes will be greater than average, while 50% of the actual outcomes will be less than the average. The red distribution depicts a representative outcome distribution for a catastrophe portfolio. As can be seen, the mean or average value occurs not at the median value, but considerably to the right of the mean value in the distribution. This means that, for a catastrophe portfolio, about four out of five years should have outcomes which are better than average, while in one out of five years the actual outcome will be worse than average. Due to this "skewed" distribution, it is difficult to retain discipline unless the risk takers have the proper tools to assess and measure this risk.

    [LINE GRAPH SHOWING CUMULATIVE PROBABILITY OF OUTCOMES AGAINST RESULTS]

At RenaissanceRe, REMS provides a consistent framework to assess risk and provides the objective analytics required to make informed decisions in a skewed outcome environment.

THE WAY FORWARD

Our mission is to obtain a portfolio of superior catastrophe risk. Creating business strategies which embody analytical approaches that address the shortcomings of traditional methods in the catastrophe reinsurance market is essential to long term success. By maintaining a consistent, sophisticated framework, it is easier to maintain discipline in risk selection and portfolio creation. Forging strong relationships with companies who are embracing and utilizing the available technology is a core component to our strategy.

We are helping our clients to assess their catastrophe exposures and to apply portfolio management techniques. This allows us to create win-win relationships with our clients.

-------------------------------------------------------------------------------
| CLIENTS MUST HAVE CONFIDENCE IN OUR WILLINGNESS AND ABILITY TO SETTLE CLAIMS| | PROMPTLY, DESIGN CUSTOM PRODUCTS, AND REMAIN COMMITTED TO PROVIDE MEANINGFUL| | REINSURANCE CAPACITY OVER A LONG PERIOD OF TIME. A KEY ROLE OF MARKETING AT |
| RENAISSANCERE IS TO INSTILL AND THEN REINFORCE THAT CONFIDENCE.             |
-------------------------------------------------------------------------------
MARKETING

The goal of marketing at RenaissanceRe is to build and sustain client preference to transact business with us. We seek to be the "market of the first resort" for our clients. We accomplish this by providing unsurpassed client service and offering outstanding financial security.

SELECTIVE MARKETING

We have two distinct advantages when identifying prospective clients. As a market leader, we have the opportunity to see virtually all property catastrophe reinsurance programs, thereby obtaining valuable underwriting information. This access, combined with our proprietary underwriting and risk management system, REMS, enables us to identify companies with reinsurance programs that are best suited for our portfolio. We are then distinctly proactive in soliciting business from those companies, rather than from the entire universe of prospects.

Our marketing is very selective and of a collaborative nature. Our targeted customer base is less than 500 companies so our marketing can be, and is, highly customized. We presently have about 230 client companies and just over 400 reinsurance programs with those clients. A typical client pays us over $500,000 of premium annually, frequently over $1,000,000. This is by design. Focusing on fewer clients that cede us substantial premium enables us to invest more time and resources to understand their needs and to provide custom solutions. Being a client's major reinsurer motivates them to invest the time and resources necessary to provide us with superior underwriting information.

CLIENT SERVICE AND INNOVATIVE PRODUCTS

We pay attention to the specific needs of each client, rather than try to sell an "off the shelf" product appropriate for an "average" customer. Some customers are sophisticated buyers and know precisely what type of reinsurance they wish to purchase. Others have fewer internal resources and seek assistance in designing solutions to their property exposure management problems. In either case, we must understand their needs to properly serve them.

In order to thoroughly understand the client's exposures, detailed underwriting information is shared, often over several years. We go over this information with our clients, discussing their exposure management techniques in detail. We often assist them in interpreting the results of studies given to them by catastrophe exposure modeling vendors. As a result of this sharing of information and ideas, we develop strong relationships with our clients. We have the ability to differentiate between a prospect or client that does a good job managing their catastrophe exposure and one that does not. Clients want to do business with reinsurers that demonstrate this capability and are able to suggest alternative methods of exposure management.

Once we understand the client's needs, we respond to those needs quickly and thoughtfully. REMS is an extremely useful tool for our experienced underwriters. After underwriting information has been reviewed by our underwriters and entered into REMS, appropriate alternative reinsurance structures can be designed and priced, with speed that is unmatched in the industry.

We have broadened our product offerings to better serve our clients by providing innovative solutions to their property exposure management needs. An example of such a product is an aggregate freeze loss reinsurance contract. This contract protects the client against abnormally high freeze losses occurring during a specified period. "Off the shelf" vendor models do not include information necessary to enable a reinsurance underwriter to accurately price such a product. We have developed this capability which is at our underwriter's disposal in REMS.

Clients and brokers increasingly wish to do business with fewer well-capitalized specialist reinsurers. RenaissanceRe has the financial strength and the willingness to provide substantial capacity on attractive programs. In 1996, we wrote several programs with limits greater than $10 million, with the largest limit provided being just under $35 million. During the year, we received a rating of "A" by A. M. Best and Standard & Poor's. These developments reinforced clients' confidence in our ability to pay claims quickly and remain committed to provide reinsurance capacity over a long period of time.

A GLOBAL BUSINESS

RenaissanceRe diversifies property exposures geographically. We currently write approximately 60% of our business in the United States by design. There is strong demand for our products and services in the U.S. and we receive the best underwriting information from our U.S. clients.

Our U.S. book of business is more heavily weighted to regional accounts which gives us a high level of diversification. The value of this diversification to us is discussed in the "Measuring Insurance Risk" section. Our U.S. strategic marketing focus from the time the company was formed was to work closely with regional companies to assure maximum diversification. We have also been successful developing a diversified book of business providing limited territory coverage for nationwide writers.

Approximately 40% of our business is located outside of the U.S. Of our international book, our largest market is the United Kingdom, followed by Continental Europe, Japan and Australia/New Zealand. Similar to the U.S., demand for our products and services is high in the United Kingdom and the underwriting information is good and improving.

                          Premiums By Geographic Area
                           (as of December 31, 1996)


                                  [PIE CHART]

RETROCESSIONAL BUSINESS

A retrocession is reinsurance issued to another reinsurance company. RenaissanceRe continues to be one of the leading retrocessional writers in the world. The supply of retrocessional capacity is much smaller than the supply of primary reinsurance capacity, creating a "niche" within the property catastrophe field. Often, the underwriting information provided is not as detailed as we would like, so our authorization ratio is low. However, our REMS system provides us with a unique capability to utilize valuable underwriting data from the retrocession client's (known as a retrocedant) own underwriting data, enabling us to evaluate this business with the same rigor as primary reinsurance. This capability effectively allows us to "drill down" to the detailed exposure data provided to them by their primary insurance company clients. REMS is invaluable in demonstrating to the retrocedant that we differentiate based upon exposures, when underwriting their account.


TRADITIONAL VALUES

The reinsurance business continues to change and evolve. We are very much a part of this process, bringing new technology to the property catastrophe reinsurance business. At RenaissanceRe we add the traditional values of responsive service, respect for the customer, outstanding security, and integrity to this innovative technology. It is this combination that makes RenaissanceRe unique.

                              CAPITAL MANAGEMENT
_______________________________________________________________________________
|                                                                              |
|  IN JANUARY, CAPITALIZED GLENCOE INSURANCE LTD., WITH $50 MILLION.           |
|  - IN JANUARY, INCREASED THE COMPANY'S CREDIT FACILITY TO $150 MILLION.      |
|  - IN FEBRUARY, COMPLETED A SECONDARY OFFERING OF 3 MILLION COMMON SHARES.   |
|  - IN FEBRUARY, INCREASED THE COMMON SHARE DIVIDEND 25 PERCENT TO 20 CENTS   |
|    PER QUARTER.                                                              |
|  - IN APRIL, ASSIGNED AN "A" (EXCELLENT) RATING FROM A.M. BEST COMPANY.      |
|  - IN JUNE, LISTED ON THE NEW YORK STOCK EXCHANGE.                           |
|  - IN OCTOBER, ASSIGNED AN "A" RATING FROM STANDARD & POOR'S CORPORATION.    |
|  - IN DECEMBER, INCREASED THE COMPANY'S CREDIT FACILITY TO $200 MILLION.     |
|  - IN DECEMBER, INITIATED THE REPURCHASE OF 2.9 MILLION COMMON SHARES.       |
|  - FOR THE YEAR, ACHIEVED A RETURN ON EQUITY OF 30.2 PERCENT.                |
|______________________________________________________________________________|

The goal of capital management is to assure unquestioned claims-paying ability for our clients, while at the same time assuring attractive returns for our shareholders. Clearly this involves trade-offs, which can be assessed more fully with sophisticated analytical tools. During 1996, RenaissanceRe completed a state-of-the-art, multi-currency, asset-liability optimization model. This model was developed in conjunction with Tillinghast and Falcon Asset Management, and utilizes liability data provided by REMS. It enables further integration of our liability, asset and capital decisions.


CAPITAL MANAGEMENT STRATEGY

RenaissanceRe continues to accomplish its capital management goal by following the three principles discussed in last year's annual report.

                   - First, like all insurance enterprises, capital is needed to support our underwriting activities. At RenaissanceRe, the required amount of capital is measured precisely and continuously utilizing REMS. Each underwriting decision is made in a portfolio context based on the incremental capital required. This disciplined approach integrates our capital management and underwriting decisions.

                   - Second, capital invested in the business is matched to the capital needs generated by our underwriting activities.

                   - Third, the Company seeks access to the full breadth of the capital markets to assure our capital structure is the most efficient available.

1996: A TRANSITIONAL YEAR

For its first three years of operations, RenaissanceRe was capital constrained and accessed the capital markets to build capital. The Company's need for capital in its principal business, property catastrophe reinsurance, grew modestly in 1996, even though premiums declined. This is because the Company matches capital to exposure, not to premium, and in a declining price environment more capital is needed to support each premium level. The combination of the Company's excellent earnings, and the small growth in capital needed to support our property catastrophe business, caused a transition to a surplus capital position in 1996.

CAPITAL MANAGEMENT PROCESS

The Company follows a three-step process in managing its capital position.

1. Our preference is to reinvest in our core business, property catastrophe underwriting, to support a growing portfolio and to fund investments that fortify our long-term market position.

2. We look to deploy capital in new business/acquisition opportunities that meet the following criteria:

    - The opportunity must have the potential to generate an attractive return on equity.

    - RenaissanceRe must understand and be able to provide a competitive advantage to the business.

    - The opportunity must not divert focus from our existing businesses.

One new business opportunity met all three criteria for business opportunities last year, Glencoe Insurance Ltd. Glencoe is a Bermuda-based insurer. Its business goal is to utilize RenaissanceRe's underwriting, marketing and capital management skills in the primary insurance marketplace. It writes "catastrophe exposed property" business, which is property insurance where the main exposure is a catastrophe peril.

Glencoe achieved several significant goals in 1996:

   -  Licensed to do business in California.

   -  Minority investments closed with two
      New York Stock Exchange-listed, value-adding organizations.

   -  Full initial staff recruited.

   -  Excellent market reception.

   -  Profitable for first year of operation.

Glencoe did not achieve its premium or return on equity goals, however.

Despite modestly higher capital needs in our core business and our investment in Glencoe, RenaissanceRe generated excess capital in 1996.

3.Return excess capital to shareholders.

  At the end of the year the Company commenced a $100 million share repurchase program to return capital. In December 1996, the Company repurchased 2.1 million of its Common Shares at a price of $34.50 per Common Share for approximately $72 million from its founding institutional shareholders in a private transaction. In January 1997, the Company repurchased 0.8 million of its Common Shares at a price of $34.50 per Common Share, for approximately $28 million in a public tender offer. These actions were in line with our capital management principles, and the Company's goal of maximizing return on equity. The Company's capital grew in 1996 after giving effect to both repurchases and is sufficient, in conjunction with the Company's access to the capital markets, to support anticipated 1997 business activity.


CLAIMS RATINGS

The Company's ability to demonstrate unquestioned claims-paying ability was ratified by two major rating agencies in 1996. Renaissance Reinsurance Ltd. received "A" claims-paying ability ratings from both A. M. Best and Standard & Poor's.

RETROCESSIONAL COVERAGE

During 1996, the Company increased its utilization of retrocessional coverage, which is purchased to protect the Company's capital position in the event of a major catastrophe or series of catastrophes.

Glencoe Insurance Ltd., purchased its initial reinsurance program in the second half of 1996 to begin establishing its access to the reinsurance marketplace.

These coverages enhance the Company's capital stability and improve its capability to actively underwrite after a major catastrophe.

INVESTMENT PHILOSOPHY AND MANAGEMENT

As a result of analyses generated by the multi-currency, asset/liability model completed in 1996 the Company is establishing a $50 million allocation to publicly-traded equity securities for implementation in 1997, and is modestly increasing the credit and duration risk it is allowing its fixed income managers to undertake. Based on the analyses generated, these actions require little incremental capital, and increase the Company's expected return on equity.

MEASURING INSURANCE RISK


The insurance business is built on the principle of shifting financial risk from the insured to the insurer. This section explores how insurance companies generally, and RenaissanceRe specifically, make decisions about and price that risk. We will focus on the risk that our shareholders' equity fluctuates (rather than our stock price, which can reflect many additional influences).

These risks are usually broken into three categories:

1. ASSET RISK - the fluctuation in the value of the assets that we hold.
2. INSURANCE (OR LIABILITY) RISK - fluctuations in insured claim amounts.
3. BUSINESS RISK - risks from changes in the market conditions; loss of key clients; loss of key employees, etc.

We explicitly model categories 1 & 2 (and much of management time is devoted to considering and dealing with category 3); but for now we will look only at risk #2 - insurance risk. Modeling insurance risk in the property catastrophe business is, in many ways, an easier problem than for a traditional multi-line insurer or reinsurer because our losses will normally be caused by major events (usually hurricanes and earthquakes). In last year's report we described how these events can be modeled; now we will look at translating these modeled probabilities into financial decisions.

The first question is, "what rate of return do we require to put our capital at risk?", (i.e., our hurdle rate). Our mission statement affirms that this must be an attractive one to our shareholders.

The second question is, given our current capital position, how much insurance risk should we take, or equivalently, "how much capital is required to support a given portfolio of risk?". Using the catastrophe models, we can estimate a probability distribution of possible loss outcomes; by combining the loss distribution with premiums, expenses, etc., we get a probability distribution of our net worth. The next step is to establish capital rules. We use several different rules, but most of them are based on what portion of our capital we are willing to risk to events or combinations of events at certain probability levels. For example, we are willing to expose a larger portion of our capital base to a 1 in 100 year event than we would be to a 1 in 20 year event, etc.

The final question is, "how should we price and select individual reinsurance contracts to construct a portfolio of business that meets our hurdle rate?". The approach that we take in our REMS system - as shown in the chart - is to rerun the entire portfolio both with and without the new contract; this enables us to calculate the marginal impact of the contract on both the expected profit and the required capital of the portfolio, to calculate a marginal return on capital (i.e., expected profit divided by required capital).

                                  [FLOWCHART]

This process leads directly to an underwriting discipline to select those contracts with marginal returns on capital above the hurdle rate. This is how we implement the section of our mission statement calling for a portfolio "significantly better than the market average."

One of the powerful benefits of this approach is the way it integrates capital management with the individual underwriting process. Theoretically we should write every contract available in the market that meets our hurdle rate requirements. These contracts taken together comprise our portfolio, on which we calculate required capital. If required capital exceeds actual capital, then we should add to capital (assuming that we have set our hurdle rate higher than our cost of incremental capital). This is why we continually added to our initial $141 million capital from June of 1993 until 1996. This year, when our actual capital exceeded what we could responsibly deploy, based on reinsurance market conditions, we initiated our recent share buybacks.

An additional step is looking at this process from our clients' points of view. When they reinsure risk, they free-up capital in trade for paying a fixed premium. By analyzing their portfolio before and after the transaction, we can calculate their expected cost of this freed-up capital (assuming that they apply similar rules for required capital). The key point is that because the risk that they are reinsuring is closely related (highly correlated) with their entire portfolio, removing it will free up a relatively large amount of capital. The risk we take on is less closely related to our portfolio (less correlated) and therefore uses less capital (even though we are both using similar risk-bearing rules on our entire portfolios). The expected profit to us is the same as the expected cost to them, so the return on capital for us can be substantially higher than the cost of capital generated for the client -- a win-win transaction (and the basic theoretical justification for the existence of the insurance business).

Of course, this discussion oversimplifies the process. It is a significant practical challenge to design a system that is fast and simple enough for underwriters to use, while being complex enough to reflect all major decision variables. We also must remember that model results are only estimates of the likelihood of future events; they are not "facts."

Finally, the best system in the world would not add to shareholder value if it is not effectively used in the day-to-day decision-making process. This means selecting and training our underwriters not only to use the models all the time, but to understand the models' internal assumptions and weaknesses well enough to know how much weight to put on model results in each underwriting decision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


GENERAL

The Company provides property catastrophe reinsurance as well as other reinsurance to selected insurers and reinsurers on a worldwide basis through its wholly-owned subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), and catastrophe exposed primary insurance through its majority-owned subsidiary, Glencoe Insurance Ltd. ("Glencoe"). The Company's results depend to a large extent on the frequency and severity of catastrophic events, and the concentration and coverage offered to clients impacted thereby. The Company adheres to strict underwriting guidelines and surplus constraints to deploy its capital in those regions and on programs where the Company believes the return on its capital will be maximized. The Company manages its capital deployment through the use of modeling techniques which assist the Company's underwriters in selecting risks that the Company believes will provide the maximum return on shareholders' equity. The Company's proprietary models assist its underwriters in estimating the impact of a wide range and combination of possible future property catastrophe events on the Company's results of operations and financial condition. Because of the wide range and potential combination of these events, the Company's business is volatile and its results of operations and financial condition will reflect this volatility.

While property catastrophe reinsurance represented approximately 95% of the Company's gross written premiums in 1996 and 1995 and is the Company's primary focus, the Company may seek to take advantage of perceived opportunities in other insurance and reinsurance markets.


RESULTS OF OPERATIONS

Year ended December 31, 1996 compared to year ended December 31, 1995

For the year ended December 31, 1996, net income available to Common Shareholders was $156.2 million compared to $162.8 million for the year ended December 31, 1995. The decrease was primarily due to a decrease in gross premiums written, an increase in ceded reinsurance premiums and an increase in operating expenses, which were partially offset by an increase in net investment income. The above factors, combined with an 8% increase in the weighted average shares outstanding, after completion of the initial public offering of 3,105,000 Common Shares in July 1995 (the "Initial Public Offering"), resulted in a decrease in earnings per Common Share to $6.01 for the year ended December 31, 1996 from $6.75 for the year ended December 31, 1995.

Gross premiums written for the year ended December 31, 1996 decreased 7.8% to $269.9 million from $292.6 million for the year ended December 31, 1995. The decline in the gross premiums written was primarily related to the competitive market for property catastrophe reinsurance. The principal components of the decline related to a decrease in premiums from renewing business of 8.8%, an 11.8% decrease in premiums due to the Company not renewing coverage, and a decrease in reinstatement premiums of 1.3%, which was partially offset by a 14.1% increase in premiums related to new business.

Ceded premiums written were $18.3 million for the year ended December 31, 1996 compared to $2.7 million for the year ended December 31, 1995. Net premiums written were $251.6 million for the year ended December 31, 1996 compared with $290.0 million for year ended December 31, 1995.

During 1996, the Company increased its utilization of retrocessional coverage, which is purchased to protect the Company's capital position in the event of a major catastrophe or a series of catastrophes. The Company anticipates that its utilization of retrocessional coverage will increase in 1997.

Approximately 95% of the Company's gross premiums written in 1996 were in respect of property catastrophe reinsurance. The remaining gross premiums written in 1996 consisted primarily of aviation and marine coverages. The Company's gross premiums written (in thousands) by geographic region were:


YEARS ENDED DECEMBER 31,                                  1996            1995
--------------------------------------------------------------------------------
GEOGRAPHIC AREA
United States                                           $126,611        $144,077
Worldwide                                                 44,460          59,137
Worldwide (excluding U.S.)                                38,746          41,311
Europe (including the United Kingdom)                     31,534          25,365
Other                                                     18,958          11,720
Australia and New Zealand                                  9,604          10,997
--------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                            $269,913        $292,607
--------------------------------------------------------------------------------


The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic zone (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan. See
Note 11 to Consolidated Financial Statements.

The table below sets forth the Company's combined ratio and components thereof:


YEARS ENDED DECEMBER 31,                                       1996        1995
--------------------------------------------------------------------------------
Claims/claim adjustment expense ratio                          34.3%       38.3%
Underwriting expense ratio                                     17.0        13.7
--------------------------------------------------------------------------------
COMBINED RATIO                                                 51.3%       52.0%
--------------------------------------------------------------------------------


Claims and claim adjustment expenses for the year ended December 31, 1996 were $86.9 million. Included in the expenses for the year are provisions of $15 million for claims incurred from Hurricane Fran which struck North Carolina during the third quarter of 1996, $9.3 million for claims incurred by regional midwestern clients related to the severe wind and hail storms during the second quarter of 1996, $8.3 million for losses related to the Northeast U.S. winter storms in the first quarter of 1996, and $7.0 million for Northwestern U.S. floods in December of 1996. Also, during 1996, there was $12.1 million of development on prior year losses, which primarily related to a $3.2 development on losses related to the 1994 Northridge Earthquake and a net development of $3.5 million for Hurricanes Luis, Marilyn and Opal which occurred in 1995. In comparison, claims and claim adjustment expenses for the year ended December 31, 1995 were $110.6 million or 38.3 percent of net premiums earned.

Estimates of claims and claim adjustment expenses are based in part upon the prediction of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Underwriting expenses (consisting of brokerage commissions, excise taxes and other costs directly related to underwriting reinsurance contracts) for the year ended December 31, 1996 were 17.0% of net premiums earned, compared to 13.7% for the year ended December 31, 1995. The primary contributors to the increase in underwriting expense ratios were lower net earned premium and additional operating costs related to the hiring of additional professional staff.

Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1996 was $44.2 million, compared to $32.3 million for the year ended December 31, 1995. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of the cash flow provided by operating activities and increased borrowings under the Company's Revolving Credit Facility. The Company's investment portfolio at December 31, 1996 had an average yield on fair value of 6.14% before investment management expenses. The Company recorded net realized losses of $2.9 million on the sale of investments compared to net realized gains of $2.3 million for the year ended December 31, 1995.

The Company's cash and cash equivalents at December 31, 1996 included $25.3 million of investments in currencies other than the U.S. dollar, representing approximately 3.2% of the Company's invested assets. The remaining 96.8% of the Company's invested assets were in U.S. dollar denominated foreign investments.

The Company realized net foreign exchange gains for each of the years ended December 31, 1996 and 1995 of $.8 million and $3.0 million, respectively. The exchange gains in 1996 resulted primarily from the weakening of the U.S. dollar against the Great Britain pound, and in 1995 resulted from the weakening of the U.S. dollar against most European currencies, the Japanese yen and the Australian dollar. The Company's foreign currency policy is to hold foreign currency amounts equal to estimated net foreign currency liabilities. In addition, the Company maintains foreign currency assets in anticipation of future potential foreign currency fluctuations that may arise from potential future claims liabilities. All changes in the exchange rates are recognized currently on the Company's income statement. As a result of the Company's exposure to foreign currency fluctuations, it is anticipated that during periods in which the U.S. dollar appreciates, the Company will likely recognize foreign exchange losses.


Year ended December 31, 1995 compared to year ended December 31, 1994

Net income available to Common Shareholders increased 68.9% to $162.8 million for the year ended December 31, 1995 from the $96.4 million reported for the year ended December 31, 1994, primarily due to an increase in underwriting profit and higher net investment income. The increase in underwriting profit was the result of increased net premiums earned in conjunction with a lower combined ratio. The increase in net investment income resulted from an increase in invested assets at a slightly higher investment yield. Because of the increased net premiums earned and net investment income, total revenues increased to $326.6 million for the year ended December 31, 1995, compared to $261.4 million for the year ended December 31, 1994. Earnings per share increased to $6.75 for the year ended December 31, 1995 from $4.24 for the year ended December 31, 1994. Primarily as a result of the Company's Initial Public Offering, weighted average Common Shares outstanding increased to 24.1 million for the year ended December 31, 1995 from 22.8 million for the year ended December 31, 1994.

Gross premiums written for the year ended December 31, 1995 increased 7.0% to $292.6 million from $273.5 million for the year ended December 31, 1994. The principal components of the $19.1 million increase in premiums written were a $44.4 million increase in premiums written from new clients and a $19.9 million increase in premiums written from adjustments in coverage, terms, conditions and pricing with clients that renewed coverage with the Company, offset by a $43.3 million decrease in premiums written due to the Company not renewing coverage and a $1.9 million decrease in reinstatement premium. Net premiums earned for the year ended December 31, 1995 increased 19.0% to $288.9 million from $242.8 million for the year ended December 31, 1994. Reinstatement premiums for the year ended December 31, 1995 were $17.0 million, compared to $18.9 million for the year ended December 31, 1994.

Approximately 95% of the Company's gross premiums written in 1995 were in respect of property catastrophe reinsurance. The remaining gross premiums written in 1995 consisted primarily of aviation and marine coverages. The Company's gross premiums written (in thousands) by geographic region were:


YEARS ENDED DECEMBER 31,                                  1995            1994
--------------------------------------------------------------------------------
GEOGRAPHIC AREA
United States                                           $144,077        $129,246
Worldwide                                                 59,137          50,805
Worldwide (excluding U.S.)                                41,311          38,534
Europe (including the United Kingdom)                     25,365          26,062
Other                                                     11,720          19,200
Australia and New Zealand                                 10,997           9,634
--------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                            $292,607        $273,481
--------------------------------------------------------------------------------


The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic zone (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan. See
Note 11 to Consolidated Financial Statements.

The table below sets forth the Company's combined ratio and components thereof:


YEARS ENDED DECEMBER 31,                                       1995        1994
--------------------------------------------------------------------------------
Claims/claim adjustment expense ratio                          38.3%       47.0%
Underwriting expense ratio                                     13.7        14.6
--------------------------------------------------------------------------------
COMBINED RATIO                                                 52.0%       61.6%
--------------------------------------------------------------------------------


Claims and claim adjustment expenses for the year ended December 31, 1995 were $110.6 million. Hurricane Marilyn, which struck several Caribbean islands, resulted in claims of $14.3 million, the Company's largest claim incurred for 1995. Other events that caused claims of more than $7.0 million were the destruction of a factory by a fire in January 1995, Hurricane Opal, which struck the Florida panhandle and continued northward through the mid-Atlantic states, Hurricane Luis, which struck several Caribbean islands, Texas hailstorms in April 1995, flooding in Norway in June 1995 and additional claims related to the 1994 Northridge, California earthquake.

Underwriting expenses for the year ended December 31, 1995 were 13.7% of premium earned, compared to 14.6% for the year ended December 31, 1994.

Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1995 was $32.3 million, compared to $14.9 million for the year ended December 31, 1994. The increase in investment income resulted primarily from the increase in the amount of invested assets. The increase in invested assets in 1995 from 1994 was primarily the result of cash flow provided by operating activities, prior borrowings under the Revolving Credit Facility and the net proceeds of the Initial Public Offering, partially offset by the retirement of the Company's Series B 15% Cumulative Redeemable Voting Preference Shares, par value $1.00 per share (the "Series B Preference Shares"). The Company realized gains on sales of investments of $2.3 million for the year ended December 31, 1995, compared to $0.2 million for the year ended December 31, 1994. The Company's investment portfolio at December 31, 1995 had an average yield on fair value of 6.09% before investment management expenses.

The Company's cash and cash equivalents at December 31, 1995 included $29.5 million of investments in currencies other than the U.S. dollar, representing approximately 4.4% of the Company's invested assets. The remaining 95.6% of the Company's invested assets were in U.S. dollar denominated foreign investments.

The Company realized net foreign exchange gains for each of the years ended December 31, 1995 and 1994 of $3.0 million. The exchange gains in 1995 and 1994 resulted from the weakening of the U.S. dollar against most European currencies, the Japanese yen and the Australian dollar.


LIQUIDITY AND CAPITAL RESOURCES

In December 1996, the Company repurchased 2.1 million of its Common Shares from the founding institutional investors at $34.50 per share, or $72 million. Subsequently, in December 1996, the Company initiated and in January 1997 the Company completed a fixed price tender offer and repurchased .8 million shares from the public shareholders at $34.50 per share, or $28 million.


ASSET QUALITY OF FIXED MATURITY PORTFOLIO
(as of December 31, 1996)

[PIE CHART]


On December 12, 1996, the Company amended and restated its Revolving Credit Facility with a syndicate of commercial banks. The amended and restated credit facility provides for the borrowing of up to $200 million on terms generally extended to prime borrowers, at an interest rate, at the Company's option, of either the base rate of the lead bank or the LIBOR rate plus a spread ranging from 25 to 50 basis points. The full amount of the Revolving Credit Facility is available until December 1, 1999 with two optional one year extensions, if requested by the Company and approved by the lenders. As of December 31, 1996, $150 million was outstanding under this agreement.

The credit agreement limits the payment of dividends by the Company to the amount by which the Company's total shareholders' equity exceeds $300 million and requires, among other things, that various financial maintenance tests be met over the term of the agreement. See Note 6 to Consolidated Financial Statements.

In July 1995, the Company completed the Initial Public Offering of its Common Shares. The net proceeds of approximately $54.3 million were used to reduce the Company's then outstanding borrowings under the Revolving Credit Facility and for general corporate purposes.

Cash flows from operating activities resulted principally from premium income, net of paid losses, acquisition costs and other related expenses and investment income. The Company is unable to predict its cash flows from operating activities, as it may be required to make large catastrophe claims payments to its clients. As a consequence, cash flows from operating activities may fluctuate between individual quarters and years.

Primarily because of the potential for large claims payments, the Company's investment portfolio is structured to provide a high level of liquidity. The table below shows (in thousands) the aggregate amounts of investments available for sale and cash, cash equivalents and short-term investments comprising the Company's portfolio of invested assets.


YEARS ENDED DECEMBER 31,                                     1996         1995
--------------------------------------------------------------------------------
Investments available for sale at fair value               $603,484     $523,848
Cash, cash equivalents, and short-term investments          198,982      144,151
--------------------------------------------------------------------------------
TOTAL INVESTED ASSETS                                      $802,466     $667,999
--------------------------------------------------------------------------------


The Company's current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an AA rating as measured by Standard & Poor's Ratings Group ("S&P"). At December 31, 1996, the invested asset portfolio had an average rating of AA, and an average duration of
1.25 years.

The Company's investment portfolio consists of debt securities with fixed maturities and short-term investments denominated solely in U.S. dollars and cash and cash equivalents denominated in U.S. dollars and currencies other than U.S. dollars. The portfolio does not contain any direct investments in real estate or mortgage loans.

All fixed income securities in the Company's investment portfolio are classified as securities available for sale and are carried at fair value. Any unrealized gains or losses as a result of changes in fair value over the period such investments are held are not reflected in the Company's statement of operations, but rather are reflected in shareholders' equity. See Notes 2 & 3 to Consolidated Financial Statements.

The growth in the Company's portfolio of invested assets for the year ended December 31, 1996 resulted from net cash provided by operating activities of $174.8 million offset by net cash used in financing activities of $44.8 million. For the year ended December 31, 1995 net invested assets increased as a result of cash provided by operating activities of $195.2 million and cash provided by financing activities of $29.9 million.

During 1996, the Company developed a multi-currency asset/liability optimization model in conjunction with Tillinghast and Falcon Asset Management to integrate asset, liability and capital decisions. As a result of this study, it was determined that the Company could diversify its investment portfolio to include investments in common stocks with minimal increase in overall corporate risk. The analysis showed that the diversification benefits of equities offset their greater volatility, and therefore, would not require significant additional capital. During 1997 the Company intends to reallocate $50 million of its fixed maturity portfolio to equity securities.

As a holding company, the Company relies on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on outstanding indebtedness of the Company and to pay cash dividends, if any, to the Company's shareholders. The payment of dividends by the Company's subsidiaries to the Company is limited under Bermuda law and regulations, including Bermuda insurance law. The Insurance Act, 1978, amendments thereto and related regulations of Bermuda, requires the Company's subsidiaries to maintain minimum solvency margins and minimum liquidity ratios and prohibits dividends which would result in a breach of these requirements. Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and as such, dividend payments are limited to 25% of the prior years' statutory capital and surplus, unless the directors of Renaissance Reinsurance attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 1996 Renaissance Reinsurance paid aggregate cash dividends of $135.6 million to the Company. See Notes 7 and 14 to Consolidated Financial Statements.

In January 1996, the Company capitalized a new subsidiary, Glencoe, with a $50.0 million capital contribution. In June 1996 the Company sold a 29.9% interest in Glencoe to certain strategic investors, in a private placement. The amounts related to the interests of these strategic investors is reflected as minority interest on the Consolidated Balance Sheet at December 31, 1996.

Under the terms of certain reinsurance contracts, the Company may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. The Company has obtained a facility providing for the issuance of letters of credit. This facility is secured by a lien on a portion of the Company's investment portfolio. At December 31, 1996 and 1995, the Company had outstanding letters of credit aggregating $62.1 million and $58.5 million, respectively.

Neither the Company nor its subsidiaries have material commitments for capital expenditures. Based on its current operating plans, the Company believes that its liquidity will be adequate in both the short term and the long term.


CURRENCY

The Company's functional currency is the U.S. dollar. The Company writes a substantial portion of its business in currencies other than U.S. dollars and may, from time to time, experience significant exchange gains and losses and incur underwriting losses in currencies other than U.S. dollars, which will in turn affect the Company's financial statements. See Note 2 to Consolidated Financial Statements.

The Company maintains a portion of its foreign currency premiums in the original currency cash investments in anticipation of actual and potential claims.


EFFECTS OF INFLATION

The effects of inflation on the Company are implicitly considered in pricing and estimating reserves for unpaid claims and claim adjustment expenses. The actual effects of inflation on the results of the Company cannot be accurately known until claims are ultimately settled.

CONSOLIDATED BALANCE SHEETS




RenaissanceRe Holdings Ltd. and Subsidiaries

AT DECEMBER 31,
(expressed in thousands of United States dollars, except per share amounts)      1996          1995
------------------------------------------------------------------------------------------------------
ASSETS
Investments available for sale, at fair value                                 $ 603,484     $ 523,848
   (amortized cost $601,907 and $521,149, at December 31, 1996 and 1995, respectively) (Note 3)
Short-term investments (Note 3)                                                      --         4,988
Cash and cash equivalents                                                       198,982       139,163
Reinsurance premiums receivable                                                  56,685        62,773
Ceded reinsurance balances                                                       19,783         2,027
Accrued investment income                                                        13,913        14,851
Deferred acquisition costs                                                        6,819         6,163
Other assets                                                                      5,098         3,247
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                  $ 904,764     $ 757,060
------------------------------------------------------------------------------------------------------
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY
LIABILITIES
Reserve for claims and claim adjustment expenses (Note 5)                     $ 105,421     $ 100,445
Reserve for unearned premiums                                                    65,617        60,444
Bank loan (Note 6)                                                              150,000       100,000
Reinsurance balances payable                                                     18,072         7,254
Other                                                                             4,215         2,581
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                               343,325       270,724
------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                               15,236            --
------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 15)
------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTES 7 AND 9)
Common Shares: $1 par value-authorized
   200,000,000 shares issued and outstanding
   at December 31, 1996 - 23,530,616 shares
   (1995 - 25,605,000 shares)                                                    23,531        25,605
Additional paid-in capital                                                      102,902       174,370
Loans to officers and employees (Note 13)                                        (3,868)       (2,728)
Net unrealized appreciation on investments (Note 3)                               1,577         2,699
Retained earnings                                                               422,061       286,390
------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                      546,203       486,336
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY                $ 904,764     $ 757,060
------------------------------------------------------------------------------------------------------
BOOK VALUE PER COMMON SHARE                                                   $   23.21     $   18.99
------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME




RenaissanceRe Holdings Ltd. and Subsidiaries

YEARS ENDED DECEMBER 31,                                                          1996          1995          1994
(expressed in thousands of United States dollars, except per share amounts)
--------------------------------------------------------------------------------------------------------------------
REVENUES:
Gross premiums written                                                         $ 269,913     $ 292,607     $ 273,481
--------------------------------------------------------------------------------------------------------------------
Net premiums written                                                           $ 251,564     $ 289,928     $ 269,954
Decrease (increase) in unearned premium                                            1,264        (1,042)      (27,192)
--------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                              252,828       288,886       242,762
Net investment income (Note 3)                                                    44,170        32,320        14,942
Foreign exchange gains                                                               789         3,045         3,001
Net realized gains (losses) on sale of investments (Note 3)                       (2,938)        2,315           246
Other insurance fees                                                                  --            --           441
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                                   294,849       326,566       261,392
--------------------------------------------------------------------------------------------------------------------
EXPENSES:
Claims and claim expenses incurred (Note 5)                                       86,945       110,555       114,095
Acquisition costs                                                                 26,162        29,286        25,653
Operational expenses                                                              16,731        10,448         9,725
Corporate expenses                                                                 2,298         4,531         2,429
Interest expense                                                                   6,553         6,424           192
--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                   138,689       161,244       152,094
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       156,160       165,322       109,298
Income tax expense (Note 10)                                                          --            --            --
--------------------------------------------------------------------------------------------------------------------
Net income                                                                       156,160       165,322       109,298
Net income allocable to Series B Preference Shares                                    --         2,536        12,879
--------------------------------------------------------------------------------------------------------------------
Net income available to Common Shareholders                                    $ 156,160     $ 162,786     $  96,419
--------------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                                    $    6.01     $    6.75     $    4.24
--------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




RenaissanceRe Holdings Ltd. and Subsidiaries

YEARS ENDED                                                                                          NET
DECEMBER 31,                                                                                  UNREALIZED
1996, 1995 AND 1994                     SERIES A                ADDITIONAL      LOANS TO    APPRECIATION                       TOTAL

(expressed in thousands of            PREFERENCE       COMMON      PAID-IN  OFFICERS AND  (DEPRECIATION)    RETAINED   SHAREHOLDERS'

United States dollars)                    SHARES       SHARES      CAPITAL     EMPLOYEES  OF INVESTMENTS    EARNINGS          EQUITY

------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1993              $ 141,200    $       1          --            --    $     (11)    $  31,281      $ 172,471
Net income                                     --           --          --            --           --       109,298        109,298
Income allocated to Series B
    Preference Shares                          --           --          --            --           --       (12,879)       (12,879)
Net unrealized depreciation
    of investments                             --           --          --            --       (3,643)           --         (3,643)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994                141,200            1          --            --       (3,654)      127,700        265,247
------------------------------------------------------------------------------------------------------------------------------------

Net income                                     --           --          --            --           --       165,322        165,322
Income allocated to Series B
    Preference Shares                          --           --          --            --           --        (2,536)        (2,536)
Net unrealized appreciation of
    investments                                --           --          --            --        6,353            --          6,353
Conversion of Series A
    Preference Shares                    (141,200)      14,025   $ 127,175            --           --            --             --
Exercise of options, share grants
    and related items                          --          974       3,506            --           --            --          4,480
Stock dividend to Common
    Shareholders                               --        7,500      (7,500)           --           --            --             --
Issuance of Common Shares                      --        3,105      51,189            --           --            --         54,294
Loans to officers and employees                --           --          --     $  (2,728)          --            --         (2,728)
Dividends declared and paid
     to Common Shareholders (Note 9)           --           --          --            --           --        (4,096)        (4,096)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                     --       25,605     174,370        (2,728)       2,699       286,390        486,336
------------------------------------------------------------------------------------------------------------------------------------

Net income                                     --           --          --            --           --       156,160        156,160
Net unrealized depreciation of
    investments                                --           --          --            --       (1,122)           --         (1,122)
Repurchase of Common Shares                    --       (2,085)    (71,375)           --           --            --        (73,460)
Exercise of options and related items          --           11         (93)           --           --            --            (82)
Dividends declared and paid
    to Common Shareholders (Note 9)            --           --          --            --           --       (20,489)       (20,489)
Loans to officers and employees                --           --          --        (1,140)          --            --         (1,140)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996              $      --    $  23,531   $ 102,902     $  (3,868)   $   1,577     $ 422,061      $ 546,203
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




RenaissanceRe Holdings Ltd. and Subsidiaries

YEARS ENDED DECEMBER 31, (expressed in thousands of United States dollars)      1996          1995          1994
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income                                                                   $ 156,160     $ 165,322     $ 109,298
Adjustments to reconcile net income to cash
  provided by operating activities:
Depreciation and amortization                                                      296           548           511
Realized loss (gain) on sale of investments, net                                 2,938        (2,315)         (246)
Minority share of income                                                           110            --            --
Reinsurance balances, net                                                       16,906        (5,440)      (22,840)
Ceded reinsurance balances                                                     (17,756)       (1,293)         (734)
Accrued investment income                                                          938        (6,117)       (7,286)
Reserve for unearned premiums                                                    5,173         1,043        27,926
Reserve for claims and claim adjustment expenses                                 4,976        37,177        62,286
Non-cash compensation and other (income) charges                                  (354)        3,480           750
Other, net                                                                       5,430         2,802         3,036
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      174,817       195,207       172,701
------------------------------------------------------------------------------------------------------------------
CASH FLOWS APPLIED TO INVESTING ACTIVITIES:
Proceeds from maturities and sales of investments                              317,582       268,575       118,759
Purchase of investments available for sale                                    (404,888)     (579,764)     (201,218)
Net sales (purchases) of short-term investments                                  4,988        72,547       (71,542)
Purchase of furniture and equipment                                             (2,989)         (349)         (371)
Proceeds from sale of minority interest in Glencoe                              15,126            --            --
------------------------------------------------------------------------------------------------------------------
NET CASH APPLIED TO INVESTING ACTIVITIES                                       (70,181)     (238,991)     (154,372)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:
Repurchase of Common Shares                                                    (73,460)           --            --
Proceeds from issue of Common Shares                                                --        54,496            --
Net proceeds from bank loan                                                     50,000        40,000        60,000
Redemption of Series B 15% Cumulative Redeemable Voting
  Preference Shares                                                                 --       (57,874)      (57,541)
Proceeds of Series B 15% Cumulative Redeemable Voting
  Preference Shares                                                                 --            --       100,000
Dividends paid                                                                 (20,489)       (4,096)           --
Loans to officers and employees                                                   (868)       (2,728)           --
Deferred registration costs                                                         --            --          (767)
Proceeds from exercise of options                                                   --           100            --
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES                         (44,817)       29,898       101,692
------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            59,819       (13,886)      120,021
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   139,163       153,049        33,028
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 198,982     $ 139,163     $ 153,049
------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION

RenaissanceRe Holdings Ltd. ("RenaissanceRe"), formerly Renaissance Holdings Ltd., was formed under the laws of Bermuda on June 7, 1993 and serves as the holding company for its wholly-owned subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") and its majority-owned subsidiary, Glencoe Insurance Ltd. ("Glencoe"), both of which are also incorporated under the laws of Bermuda.

Renaissance Reinsurance primarily provides property catastrophe reinsurance coverage to insurers and reinsurers on a worldwide basis. Renaissance Reinsurance commenced its reinsurance underwriting operations on June 15, 1993. Glencoe primarily provides catastrophe exposed property coverage on an insurance and reinsurance basis. Glencoe commenced its insurance underwriting operations on January 2, 1996.


NOTE 2. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its subsidiaries, Renaissance Reinsurance and Glencoe. RenaissanceRe, Renaissance Reinsurance and Glencoe are collectively referred to herein as the "Company." All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of Glencoe. Certain comparative information has been reclassified to conform to current presentation.


USE OF ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


PREMIUM REVENUES AND RELATED EXPENSES

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined. Unearned premium reserves represent the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies.

Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim adjustment expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

CLAIMS AND CLAIM ADJUSTMENT EXPENSES

The reserve for claims and claim adjustment expenses includes estimates for unpaid claims and claim adjustment expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on reports and individual case estimates received from ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.


INVESTMENTS

Fixed maturity investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments available for sale is included as a separate component of shareholders' equity. Investment transactions are recorded on the trade date with balances pending settlement reflected separately in the balance sheet. Short-term investments, which have a maturity of one year or less when purchased, are carried at cost, which approximates fair value.

Realized gains or losses on the sale or maturity of investments are determined on the basis of the specific identification method. Investments which are considered to have permanently declined in value are written down to estimated realizable values. Net investment income, consisting of interest, net of investment expenses, is recognized when earned. The amortization of premium and accretion of discount for fixed maturity securities is computed utilizing the interest method. The effective yield utilized in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when necessary, based on the market value of securities with similar terms and quality.


FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value disclosures with respect to certain financial instruments are included separately herein where appropriate. The carrying values of other financial instruments, including the bank loan payable, reinsurance premiums receivable and accrued investment income, approximate their fair value due to the short-term nature of the balances.


EARNINGS PER SHARE

Earnings per share was calculated by dividing net income available to Common Shareholders by weighted average common and common equivalent shares outstanding. For the years ended December 31, 1996, 1995, and 1994, weighted average common and common equivalent shares outstanding were 26.0 million, 24.1 million, and 22.8 million, respectively. Weighted average shares for the years ended December 31, 1996, 1995, and 1994 included 25.5 million, 23.8 million and
22.5 million weighted average Common Shares outstanding, respectively. Common equivalent shares are calculated on the basis of the treasury stock method.

FOREIGN EXCHANGE

The Company's functional currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Exchange gains and losses are included in the determination of net income.


CASH AND CASH EQUIVALENTS

For the purposes of the statements of cash flows, cash equivalents include money market instruments with an original maturity of ninety days or less.


STOCK INCENTIVE COMPENSATION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 ("FAS 123") requires the use of option valuation models that were not developed for use in valuing employee stock options. It is the opinion of management that disclosure of the pro forma impact of fair values, if material, provides a more relevant and informative presentation of the impact of stock options issued to employees than financial statement recognition of such amounts. Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the stock option exercise price at the date of grant.


NOTE 3.  INVESTMENTS

The amortized cost, fair value and related unrealized gains and losses on investments available for sale are as follows:


                                                                       GROSS          GROSS
DECEMBER 31, 1996                                   AMORTIZED     UNREALIZED     UNREALIZED          FAIR
(amounts expressed in thousands of U.S. dollars)         COST          GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------
Non-U.S. sovereign government bonds                 $ 239,019      $   1,338      $  (1,001)    $ 239,356
Non-U.S. corporate bonds                              328,398          2,110           (933)      329,575
Non-U.S. mortgage-backed securities                    34,490             63             --        34,553
---------------------------------------------------------------------------------------------------------
                                                    $ 601,907      $   3,511      $  (1,934)    $ 603,484
---------------------------------------------------------------------------------------------------------

                                                                       GROSS          GROSS
DECEMBER 31, 1995                                   AMORTIZED     UNREALIZED     UNREALIZED          FAIR
(amounts expressed in thousands of U.S. dollars)         COST          GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------
Non-U.S. sovereign government bonds                 $ 200,037      $   3,079      $  (1,162)    $ 201,954
Non-U.S. corporate bonds                              298,683          3,233         (2,410)      299,506
Non-U.S. mortgage-backed securities                    22,429             20            (61)       22,388
---------------------------------------------------------------------------------------------------------
                                                    $ 521,149      $   6,332      $  (3,633)    $ 523,848
---------------------------------------------------------------------------------------------------------

Contractual maturities of fixed maturity securities are shown below. Expected maturities, which are best estimates, will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. All mortgage-backed securities mature within five years.

                                                           DECEMBER 31, 1996
                                                    AMORTIZED                  FAIR
                                                         COST                 VALUE
(amounts expressed in thousands of U.S. dollars)
-----------------------------------------------------------------------------------
Due within one year                                  $ 56,174              $ 56,043
Due after one through five years                      455,999               457,105
Due after five through ten years                       89,734                90,336
-----------------------------------------------------------------------------------
                                                     $601,907              $603,484
-----------------------------------------------------------------------------------

The weighted average contractual maturity of the total carrying value of fixed maturity investments available for sale as of December 31, 1996 and 1995 was 3.7 years and 4.2 years, respectively.

The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.

                            AT DECEMBER 31,
                       1996               1995
----------------------------------------------
AAA                    28.1%              39.5%
AA                     50.1               41.6
A                      20.2               15.3
BBB                     1.6                3.6
----------------------------------------------
                      100.0%            100.0%
----------------------------------------------

INVESTMENT INCOME

The components of net investment income are as follows:

                                                                          YEARS ENDED DECEMBER 31,
(amounts expressed in thousands of U.S. dollars)               1996                 1995                 1994
-------------------------------------------------------------------------------------------------------------
Fixed maturities                                            $36,225              $25,936              $10,205
Short-term investments                                           53                2,974                3,986
Cash and cash equivalents                                     9,460                5,122                1,846
-------------------------------------------------------------------------------------------------------------
                                                             45,738               34,032               16,037
Investment expenses                                           1,568                1,712                1,095
-------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                       $44,170              $32,320              $14,942
-------------------------------------------------------------------------------------------------------------

The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

                                                                               YEARS ENDED DECEMBER 31,
(amounts expressed in thousands of U.S. dollars)                    1996             1995               1994
---------------------------------------------------------------------------------------------------------------
Gross realized gains                                             $ 1,240             $2,488             $   666
Gross realized losses                                             (4,178)              (173)               (420)
---------------------------------------------------------------------------------------------------------------
Net realized gains (losses) on sale of investments                (2,938)              2,315                246
Unrealized gains (losses)                                         (1,122)              6,353             (3,643)
---------------------------------------------------------------------------------------------------------------
TOTAL REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS                                                 $(4,060)             $8,668            $(3,397)
---------------------------------------------------------------------------------------------------------------

Proceeds from maturities and sales of fixed maturity investments were $317.6 million, $268.6 million and $118.8 million for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company's investments are primarily invested in U.S. dollar denominated foreign investments. At December 31, 1996, the Company's investments in cash and cash equivalents included $25.3 million of investments in non-U.S. dollar currencies, representing approximately 3.2% of invested assets. At December 31, 1995, cash and cash equivalents included $29.5 million of investments in non-U.S. dollar currencies, representing approximately 4.4% of invested assets.

NOTE 4.  CEDED REINSURANCE

The Company utilizes reinsurance to reduce its exposure to large losses in peak zones. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. If reinsurers are unable to meet their obligations under the agreements, the Company would remain liable to the extent that any reinsurance company fails to meet its obligation. To date, there have been no losses reported to indicate that the Company's reinsurance coverage will be reached, and there are no amounts recoverable for claims and claim expenses from reinsurers.

NOTE 5.  LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Estimates of claims and claim adjustment expenses are based in part upon the prediction of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs. As the Company's book of business matures and property catastrophe claims data improves, the Company anticipates that its process of establishing reserves may improve and may result in more refined estimates of claims and claim adjustment expenses.

Activity in the liability for unpaid claims and claim adjustment expense is summarized as follows:

                                                                           YEARS ENDED DECEMBER 31,
(amounts expressed in thousands of U.S. dollars)            1996                  1995                  1994
------------------------------------------------------------------------------------------------------------
Balance as of January 1                                 $100,445              $ 63,268              $    982
Incurred related to:
  Current year                                            74,809                80,939               114,095
  Prior years                                             11,827                29,616                     -
------------------------------------------------------------------------------------------------------------
  Total incurred                                          86,636               110,555               114,095
Paid related to:
  Current year                                            26,415                29,253                51,809
  Prior years                                             55,554                44,125                     -
------------------------------------------------------------------------------------------------------------
  TOTAL PAID                                              81,969                73,378                51,809
Effect of foreign exchange                                   309                     -                     -
------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31                               $105,421              $100,445              $ 63,268
------------------------------------------------------------------------------------------------------------

During 1996, the Company incurred $11.8 million of claims and claim expenses for 1995 and prior periods primarily as a result of reserve increases for claims related to the Northridge, California earthquake and a retrocessional quota share contract. The additional development on both of these claims was partially offset by additional premiums received under the reinsured contracts. During 1995, the Company incurred $29.6 million of claims and claim expenses for 1994 and prior periods primarily as a result of reserve increases for claims related to the Northridge, California earthquake, reserve changes related to a retrocessional quota share contract and a large industrial catastrophe that occurred late in 1994. The additional development on these claims was partially offset by additional premiums received under the reinsured contracts. The Company's total reserve for incurred but not reported claims was $42.7 million at the end of 1996 compared to $29.1 million at the end of 1995.

NOTE 6.  BANK LOAN PAYABLE

On December 12, 1996, the Company amended and restated its Revolving Credit Facility with a syndicate of commercial banks. The amended and restated credit facility provides for the borrowing of up to $200 million on terms generally extended to prime borrowers, at an interest rate, at the Company's option, of either the base rate of the lead bank or the LIBOR rate plus a spread ranging from 25 to 50 basis points. The full amount of the Revolving Credit Facility is available until December 1, 1999 with two optional one year extensions, if requested by the Company and approved by the lenders. As of December 31, 1996, $150 million was outstanding under this agreement.

The credit agreement limits the payment of dividends by the Company to the amount by which the Company's total shareholders' equity exceeds $300 million and requires, among other things, that various financial maintenance tests be met over the term of the agreement.

Interest payments on the Company's credit facility totaled $6.9 million, $5.8 million and $0.1 million for the years ended December 31, 1996, 1995 and 1994 respectively.

NOTE 7.  SHAREHOLDERS' EQUITY

The Company's 200,000,000 authorized $1.00 par value Common Shares consists of three separate series with differing voting rights as follows:

                                                                                                   ISSUED AND
                                                                             AUTHORIZED           OUTSTANDING
-------------------------------------------------------------------------------------------------------------
Full Voting Common Shares (the Common Shares)
   (includes all shares registered and available to the public)             181,570,583            17,877,316
-------------------------------------------------------------------------------------------------------------
Diluted Voting Class I Common Shares
   (the Diluted Voting I Shares)                                             16,789,776             4,199,191
-------------------------------------------------------------------------------------------------------------
Diluted Voting Class II Common Shares
   (the Diluted Voting II Shares)                                             1,639,641             1,454,109
                                                                            200,000,000            23,530,616
-------------------------------------------------------------------------------------------------------------

The Diluted Voting I Shares and the Diluted Voting II Shares (together the Diluted Voting Shares) were authorized at a special general meeting of shareholders on December 23, 1996 and subsequent to the authorization, affiliates of General Electric Investment Corporation (GEI) exchanged 5.7 million Common Shares for 4.2 million Diluted Voting I Shares and 1.5 million Diluted Voting II Shares, and as such are the sole holders of such diluted voting securities.

The Diluted Voting Shareholders vote together with the Common Shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9 percent. Each Diluted Voting II Share has a one-third vote on most corporate matters. The Diluted Voting Shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the Common Shareholders. The Company currently does not intend to register or list the Diluted Voting Shares on The New York Stock Exchange.

On December 13, 1996, the Board of Directors approved a Capital Plan which is comprised of two components. First, the Company purchased an aggregate of 2,085,361 Common Shares at $34.50 per share for an aggregate price of $71.9 million on a pro rata basis from its founding institutional investors. Second, the Company commenced a tender offer for 813,190 Common Shares at $34.50 per share for an aggregate price of $28.1 million. The two transactions that comprise the capital plan are expected to return a total of $100 million to shareholders through the repurchase and cancellation of Common Shares.

In February 1996, the Company paid for the costs of a secondary offering of the Company's Common Shares sold by the founding institutional investors pursuant to the registration rights agreement by and among the Company, the founding institutional investors and certain officers and employees of the Company. The Company incurred costs of $0.5 million with respect to the registration of shares which is reflected as a reduction to additional paid-in capital on the balance sheet.

On July 26, 1995, the Company issued 3,105,000 Common Shares for proceeds, net of fees, discounts and commissions, of approximately $56.3 million in an initial public offering (the IPO). Costs associated with the IPO, totaling approximately $2.0 million were deducted from the related proceeds. The net amount received in excess of Common Share par value was recorded as additional paid-in capital.

In March 1995, the Company adopted a plan of recapitalization (the Recapitalization) and completed certain other transactions designed to produce a capital structure comprised entirely of Common Shares. In connection therewith:

- The Company effected a consolidation and subdivision of its authorized share capital allocated to Common Shares of U.S. $1.00 par value each and reallocated the entire $200 million authorized capital of the Company to its Common Shares. The Company issued a stock dividend of one fully-paid Common Share for each two issued and outstanding Common Shares (the "Stock Dividend"). This issuance reclassified $7.5 million to the Company's Common Shares from additional paid-in capital.

-  The Series A Preference Shares were converted into 21,037,500 Common Shares.

- 673,500 Common Shares were issued to USF&G in the form of a stock dividend. 575,584 of such shares were issued to restore USF&G's economic position in the Company (i.e., ownership percentage) to the level immediately preceding the Recapitalization. 99,416 of such shares were granted in the form of a special stock dividend, in exchange for USF&G's surrender of certain rights as holder of all the then-outstanding Common Shares in connection with conversion of the Series A Preference Shares. In connection with the 99,416 shares granted, the approximately $1.2 million fair value of such shares, as determined by the Company's Board of Directors, has been reflected in the financial statements as a non-cash organizational expense for the year ended December 31, 1995.

In May, 1994 the Company received $100 million with respect to the issuance of 1,000,000 Series B Preference Shares at a price of U.S. $100 each to the founding institutional investors. Dividends related to the Series B Preference Shares amounted to $2.5 million and $12.9 million in 1995 and 1994, respectively. In December, 1994 the Company redeemed 575,414 Series B Preference Shares, and in April 1995 all remaining Series B Preference Shares and accumulated dividends were redeemed.

NOTE 8.  RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

The Company has in force several treaties with USF&G, subsidiaries of USF&G and affiliates of GEI covering property catastrophe risks in several geographic zones. The terms of these treaties were determined in arms-length negotiations and the Company believes that such terms are comparable to terms the Company would expect to negotiate in similar transactions with unrelated parties. For the years ended December 31, 1996, 1995 and 1994, the Company received $27.9 million, $45.7 million and $28.1 million in reinsurance premiums and deposits related to these treaties, respectively.

Renaissance Reinsurance has entered into Investment Advisory Agreements with each of Warburg, Pincus Investment Counsellors, Inc., ("Counsellors"), an affiliate of E.M. Warburg, Pincus & Co., LLC and GE Investment Management, an affiliate of GEI. Counsellors and GE Investment Management currently each manage approximately 40% of Renaissance Reinsurance's investment portfolio, subject to Renaissance Reinsurance's investment guidelines. The terms of the Investment Advisory Agreements were determined in arms-length negotiations. The performance of, and the fees paid to, Counsellors and GE Investment Management under the Investment Advisory Agreements are reviewed periodically by the Board. Such fees paid to Counsellors and GE Investment Management aggregated $0.5 million and $0.6 million, respectively for the year ended December 31, 1996, respectively.

During the years ended December 31, 1996, 1995 and 1994, the Company received 58.5%, 47.9%, and 53.9%, respectively, of its premium assumed from its five largest reinsurance brokers. Subsidiaries and affiliates of Marsh & McLennan, Incorporated, E. W. Blanch Co., Inc., Greig Fester Limited, Alexander Howden Reinsurance Brokers, Ltd. and Bates, Turner Inc. (a GE Capital Services Company, an affiliate of GEI) accounted for approximately 15.2%, 14.9%, 11.5%, 10.1% and 6.8%, respectively, of the Company's net premiums written in 1996.

NOTE 9.  DIVIDENDS

During 1996, four regular quarterly dividends of $0.20 per share were paid to shareholders of record as of February 20, May 16, August 20, and November 19. During 1995 the Company paid a dividend of $0.16 per share, payable to shareholders of record as of November 21. The total amount of dividends paid in 1996 and 1995 were $20.5 million and $4.1 million, respectively.

NOTE 10.  TAXATION

Under current Bermuda law, neither RenaissanceRe, Renaissance Reinsurance nor Glencoe are required to pay taxes in Bermuda on either income or capital gains.

NOTE 11.  SEGMENT INFORMATION

Financial information relating to gross premiums assumed from ceding companies by geographic area is as follows:

------------------------------------------------------------------------------------------------
                                                                     YEARS ENDED DECEMBER 31,
                                                           -------------------------------------
(amounts expressed in thousands of U.S. dollars)                1996          1995          1994
------------------------------------------------------------------------------------------------
United States                                               $126,611      $144,077      $129,246
Worldwide                                                     44,460        59,137        50,805
Worldwide (excluding U.S.)                                    38,746        41,311        38,534
Europe (including the United Kingdom)                         31,534        25,365        26,062
Other                                                         18,958        11,720        19,200
Australia and New Zealand                                      9,604        10,997         9,634
------------------------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                                $269,913      $292,607      $273,481
------------------------------------------------------------------------------------------------

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic zone (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company's employees that are not subject to U.S. taxation may participate in a contributory savings and investment plan. Each employee in the non-U.S. plan may contribute to the plan. Employee contributions are matched at a rate of 100 percent of the first six percent of compensation contributed to the plan.

The Company's employees that are subject to U.S. taxation participate in a defined contribution savings and investment plan. Employee contributions are matched at a rate of 50 percent, subject to IRS and ERISA regulations. In addition the Company provides a health benefit plan providing hospital, medical and other health benefits.

NOTE 13. STOCK INCENTIVE COMPENSATION PLANS

The Company adopted the disclosure-only option under FAS 123, as of December 31, 1996. The pro forma impacts of the fair value accounting provisions of FAS 123 were immaterial on 1996 and 1995 net income.

The Company has a stock option plan under which all employees of the Company and its subsidiaries may be granted stock options. A stock option award under the Company's stock option plan allows for the purchase of the Company's Common Shares at a price that is generally equal to the market price of the Common Shares on the date of grant. Options to purchase Common Shares are granted periodically by the Board of Directors and generally expire ten years from the date of grant.

Information with respect to stock options follows:

----------------------------------------------------------------------------------------
                                                                                WEIGHTED
                                                 OPTIONS                         AVERAGE
                                                AVAILABLE          OPTIONS      EXERCISE
                                                FOR GRANT      OUTSTANDING         PRICE
----------------------------------------------------------------------------------------
Balance, December 31, 1994                              -          100,000        $ 1.00
  Authorized                                    2,900,000
  Options granted
    Exercise price at market price               (877,650)         877,650        $13.43
    Exercise price below market price             (24,000)          24,000        $19.50
  Options exercised                                               (100,000)       $ 1.00
----------------------------------------------------------------------------------------
Balance, December 31, 1995                      1,998,350          901,650        $13.59
  Options granted
    Exercise price at market price               (424,349)         424,349        $29.41
  Options exercised                                                (28,738)       $14.91
----------------------------------------------------------------------------------------
Balance, December 31, 1996                      1,574,001        1,297,261        $18.74
----------------------------------------------------------------------------------------
TOTAL OPTIONS EXERCISABLE AT END OF YEAR                           470,650
----------------------------------------------------------------------------------------

In 1996, the Company established a Non-Employee Director Stock Plan to issue stock options and shares of restricted stock. The maximum number of shares which may be issued under the Plan shall not exceed 100,000 Common Shares. Under this plan, 6,000 options to purchase Common Shares and 546 restricted Common Shares were issued in 1996.

Under the Company's 1993 Stock Incentive Plan, options for 100,000 Common Shares (base options) were issued to employees. The exercise price of the base options was one U.S. dollar per share, which approximated fair value at the date of grant for 85,000 of the base options. The remaining 15,000 base options were granted when the exercise price of one U.S. dollar per share was below estimated fair value per share, and, as such, the difference of approximately $1 million between the estimated $11.83 per share fair value at the date of grant, as determined by the Company's Board of Directors and the $1.00 exercise price was reflected in the accompanying financial statements as a non-cash compensation charge. In connection with the Recapitalization, the base option plan was amended to allow for the immediate exercise of all base options into 787,500 restricted Common Shares with a vesting schedule identical to the original base option plan. In connection with the issuance of the restricted Common Shares in 1995, the $2.5 million fair value of such shares, based on fair value as determined by the Company's Board of Directors, has been reflected in the financial statements as a non-cash compensation expense.

Compensation expense for these plans in 1995 and 1994 was $2.8 million and $0.8 million, respectively. There was no compensation expense related to employee stock option plans in 1996.

In addition, the Company provides certain employees the ability to borrow, at current market rates, such amounts necessary to satisfy the tax obligations on certain stock awards. The loans mature no later than the date that the grants that gave rise to the tax liability expire. All such loans are reflected as a separate component of shareholders' equity.

NOTE 14.  STATUTORY REQUIREMENTS

Under the Insurance Act, 1978, amendments thereto and related regulations of Bermuda ("The Act"), Renaissance Reinsurance and Glencoe are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires Renaissance Reinsurance and Glencoe to maintain certain measures of solvency and liquidity during the period. As at December 31, 1996 the statutory capital and surplus of the Company's subsidiaries was $595.0 million and the amount required to be maintained was $124.5 million.

Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and is therefore restricted to the payment of dividends in the amount of 25% of the prior years statutory capital and surplus, unless the directors of Renaissance Reinsurance attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 1996, Renaissance Reinsurance paid aggregate cash dividends of $135.6 million to RenaissanceRe Holdings Ltd.

NOTE 15.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS AND FIXED ASSETS

The Company is finalizing an operating lease with respect to its offices. Future minimum rental payments are expected to approximate $600,000 per annum and will continue through September 30, 2001. In addition, the Company is party to certain lease commitments with respect to housing on behalf of certain officers of the Company.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As of December 31, 1996, the Company did not maintain any financial instruments that exposed the Company to any off-balance sheet risks.

CONCENTRATION OF CREDIT RISK

None of the Company's investments exceeded 10% of shareholders' equity at December 31, 1996.

LETTERS OF CREDIT

Effective as of December 31, 1996 the Company's bankers have issued letters of credit of approximately $62.1 million in favor of certain ceding companies. The letters of credit are secured by cash and cash equivalents of similar amounts.

EMPLOYMENT AGREEMENTS

The Board of Directors has authorized the execution of employment agreements between the Company and its executive officers for periods up to December 31, 1997. These agreements provide for compensation in the form of salary, bonus, options to purchase shares in the Company, participation in benefit plans and reimbursement of certain expenses.

NOTE 16.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(certain amounts have been reclassified)

                                   QUARTER ENDED               QUARTER ENDED             QUARTER ENDED             QUARTER ENDED
(amounts expressed in                 MARCH 31,                   JUNE 30,               SEPTEMBER 30,              DECEMBER 31,
thousands of U.S. dollars,        ------------------         -----------------         -----------------         -----------------
except per share amounts)         1996          1995         1996         1995         1996         1995         1996         1995
----------------------------------------------------------------------------------------------------------------------------------
Gross premiums written        $140,548      $156,175      $39,018      $40,035      $73,591      $81,140      $16,756      $15,257
----------------------------------------------------------------------------------------------------------------------------------
Net premiums written          $138,715      $155,516      $32,682      $39,959      $65,238      $80,278      $14,929      $14,175
Decrease (increase) in
   unearned premiums           (77,016)      (88,930)      29,333       30,364       (1,785)      (2,558)      50,732       60,082
----------------------------------------------------------------------------------------------------------------------------------
Net premiums earned             61,699        66,586       62,015       70,323       63,453       77,720       65,661       74,257
Net investment income           10,058         7,014       10,256        7,418       12,524        8,768       11,332        9,120
Net foreign exchange
   gains (losses)                  (94)        1,428         (558)       2,020          266         (716)       1,175          313

Net realized investment
   gains (losses)                 (617)          566       (1,514)         (40)        (660)       1,164         (147)         625
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                   71,046        75,594       70,199        79,721      75,583       86,936       78,021       84,315
----------------------------------------------------------------------------------------------------------------------------------
Claims and claim
   adjustment expenses          19,981        20,863       19,336        25,408      26,298       31,947       21,330       32,337
Acquisition costs                6,322         6,709        6,090         7,066       6,606        8,259        7,144        7,252
Underwriting costs               3,301         2,094        3,837         2,789       4,456        2,650        5,137        2,915
Corporate expenses                 687         3,875          446           739         307          149          858         (232)
Interest expenses                1,584         1,078        1,209         1,594       1,453        1,996        2,307        1,756
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                  31,875        34,619       30,918        37,596      39,120       45,001       36,776       44,028
----------------------------------------------------------------------------------------------------------------------------------
Net income                      39,171        40,975       39,281        42,125      36,463       41,935       41,245       40,287
Series B dividend                   --         1,941           --           595          --           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO
   COMMON SHAREHOLDERS        $ 39,171      $ 39,034      $39,281      $ 41,530     $36,463      $41,935      $41,245      $40,287
----------------------------------------------------------------------------------------------------------------------------------
Earning per share             $   1.50      $   1.72      $  1.51      $   1.83     $  1.40      $  1.68      $  1.60      $  1.55

Weighted average shares         26,088        22,750       26,076        22,750      26,084       24,980       25,732       26,054

Claims and claim adjustment
   expense ratio                  32.4%         31.4%        31.2%         36.2%       41.5%        41.1%        32.5%        43.5%
Underwriting expense ratio        15.6%         13.2%        16.0%         14.1%       17.4%        13.9%        18.7%        13.7%
----------------------------------------------------------------------------------------------------------------------------------
COMBINED RATIO                    48.0%         44.6%        47.2%         50.3%       58.9%        55.0%        51.2%        57.2%
----------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENAISSANCERE HOLDINGS LTD.

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with accounting principles generally accepted in the United States.


Ernst & Young


Hamilton, Bermuda
January 15, 1997

GLOSSARY OF SELECTED INSURANCE TERMS


ATTACHMENT POINT The amount of loss (per occurrence or in the aggregate, as the case may be) above which excess of loss reinsurance becomes operative.

CATASTROPHIC EXCESS OF LOSS REINSURANCE A form of excess of loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a "catastrophe."

CEDE; CEDENT; CEDING COMPANY When a party reinsures its liability with another, it "cedes" business and is referred to as the "cedent" or "ceding company."

COMBINED RATIO The sum of the expense ratio and the claims/claim adjustment expense ratio. This ratio measures the ratio of underwriting expenses and claims/claims adjustment expenses to earned premium. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

EXCESS OF LOSS REINSURANCE A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention."

INCURRED BUT NOT REPORTED Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future increases on losses which are known to the insurer or reinsurer.

LAYER The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

NET PREMIUMS WRITTEN Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.

PROPORTIONAL REINSURANCE A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as pro rata reinsurance, quota share reinsurance or participating reinsurance.)

REINSTATEMENT PREMIUM The premium charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.

REINSURANCE An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company.

RETENTION The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

RETROCESSIONAL REINSURANCE;
RETROCESSIONAIRE A transaction whereby a reinsurer cedes to another reinsurer, or retrocessionaire, all or part of the the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on net risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                               MANAGEMENT
RenaissanceRe Holdings Ltd. and                  RenaissanceRe Holdings Ltd. and
Renaissance Reinsurance Ltd.                     Renaissance Reinsurance Ltd.

JAMES N. STANARD                                 JAMES N. STANARD
Chairman of the Board,                           Chairman of the Board, President &
RenaissanceRe Holdings Ltd.                      Chief Executive Officer

ARTHUR S. BAHR                                   NEILL A. CURRIE
Retired                                          Senior Vice President
General Electric Investment Corporation
                                                 DAVID A. EKLUND
THOMAS A. COOPER                                 Senior Vice President
TAC Associates
                                                 KEITH S. HYNES
EDMUND B. GREENE                                 Senior Vice President &
General Electric Company                         Chief Financial Officer

GERALD L. IGOU                                   WILLIAM I. RIKER
General Electric Investment Corporation          Senior Vice President

KEWSONG LEE                                      ROBERT E. HYKES
E.M. Warburg, Pincus & Co., L.L.C.               Vice President

JOHN M. LUMMIS                                   JAYANT S. KHADILKAR
USF&G                                            Vice President

HOWARD H. NEWMAN                                 JOHN D. NICHOLS, JR.
E.M. Warburg, Pincus & Co., L.L.C.               Vice President

SCOTT E. PARDEE                                  RUSSELL M. SMITH
Yamaichi Securities                              Vice President

JOHN C. SWEENEY                                  MARTIN J. MERRITT
Falcon Asset Management                          Assistant Vice President

DAVID A. TANNER                                  KEVIN J. O'DONNELL
E.M. Warburg, Pincus & Co., L.L.C.               Assistant Vice President



Glencoe Insurance Ltd.                           Glencoe Insurance Ltd.

KEITH S. HYNES                                   KEITH S. HYNES
Chairman, Glencoe Insurance Ltd.                 Chairman
RenaissanceRe Holdings Ltd.
                                                 GLENN S. THOMAS
RUSSELL T. JOHN                                  Senior Vice President
Underwriters Reinsurance Company
                                                 ALBERT J. COLOSIMO
ALAN P. KRUSI                                    Vice President
Dames and Moore Ventures

WILLIAM I. RIKER
RenaissanceRe Holdings Ltd.

JAMES N. STANARD
RenaissanceRe Holdings Ltd.

FINANCIAL AND INVESTOR INFORMATION

For general information about the Company or for copies of the annual report, quarterly earnings releases and Forms 10-K and 10-Q, please contact:

John D. Nichols, Jr.
Vice President and Treasurer
Tel: 441-295-4513
Internet: jdn@renre.com



STOCK INFORMATION
The Company's stock is listed on The New York Stock Exchange under the symbol
RNR.



INDEPENDENT AUDITORS
Ernst & Young
Hamilton, Bermuda



TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.P.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
USA
Web site:  www.cmssonline.com



All written requests should be sent to:
Shareholder Services
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box  HM2527
Hamilton  HMGX,  Bermuda

                           RENAISSANCERE HOLDINGS LTD.

                                Renaissance House
                               8-12 East Broadway
                             Pembroke HM19, Bermuda
                                Tel: 441-295-4513
                                Fax: 441-292-9453
                             Internet: jdn@renre.com
                             Web site: www.renre.com