Form 10-K, Exhibit 13
period 1997-12-31
RENAISSANCERE HOLDINGS LTD
filed 1998-03-31
CIK 913144

[RENAISSANCERE HOLDINGS LOGO]

                               ANNUAL REPORT 1997

                                COMPANY OVERVIEW

RenaissanceRe Holdings Ltd. ("RenaissanceRe") provides reinsurance and insurance coverage where the risk of natural catastrophes represents a significant component of the overall exposure. We are a leader in using sophisticated computer models to construct an optimal portfolio of these coverages.

Our principal business is property catastrophe reinsurance. Our subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), is one of the largest providers of this coverage in the world. We provide reinsurance to insurance companies and other reinsurers primarily on an excess of loss basis, which means that we begin paying when their claims, from all of the homes, businesses and properties that they insure from a particular catastrophe, exceed a certain retained amount. Through these coverages we are subject to claims arising from large natural catastrophes, such as earthquakes and hurricanes, although we are also exposed to claims arising from other events such as winter storms, floods, tornadoes, fires and explosions.

We have also begun to provide primary insurance. This business is written through two subsidiaries, Glencoe Insurance Ltd. ("Glencoe") and DeSoto Insurance Company ("DeSoto"). Through these subsidiaries we write commercial insurance in various areas of the United States and homeowners insurance in Florida, focusing on business exposed to natural catastrophes.

CONTENTS



Financial Highlights                                                        2

Letter to Shareholders                                                      3

Overview of Operations

    Reinsurance                                                             5

    Primary Operations                                                      7

    Capital Management                                                      9

Focused Diversification                                                    11

Selected Financial Data                                                    12

Management's Discussion and Analysis                                       13

Management's Responsibility for Financial Statements                       25

Report of Independent Auditors                                             25

Consolidated Financial Statements                                          26

Notes to the Consolidated Financial Statements                             30

Directors and Officers                                                     44

Financial and Investor Information                          Inside Back Cover


RenaissanceRe Holdings Ltd.  1997  Annual Report

FINANCIAL HIGHLIGHTS

RenaissanceRe Holdings Ltd. and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
(dollar amounts in thousands, except per share amounts)            1997          1996        1995          1994          1993(1)
-----------------------------------------------------------------------------------------------------------------------------------
Gross premiums written                                           $228,287      $269,913   $292,607       $273,481       $66,118
Net income available to common shareholders                       139,249       156,160    162,786         96,419        31,281
Common dividends declared and paid                                 22,643        20,489      4,096             --            --
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS
     Operating income(2) - diluted                               $   6.19      $   6.12   $   6.65       $   4.23       $  1.37
     Net income - diluted                                            6.06          6.01       6.75           4.24          1.37
     Book value                                                     26.68         23.21      18.99          11.79          7.67
     Dividends declared                                              1.00          0.80       0.16             --            --
-----------------------------------------------------------------------------------------------------------------------------------
RETURN ON AVERAGE SHAREHOLDER'S EQUITY                               24.3%         30.2%      43.3%          44.1%         32.7%
==---------------------------------------------------------------------------------------------------------------------------------
OPERATING RATIOS
     Claims and claim expense ratio                                  23.7%         34.3%      38.3%          47.0%          2.8%
     Underwriting expense ratio                                      23.8%         17.0%      13.7%          14.6%         17.9%
     Combines ratio                                                  47.5%         51.3%      52.0%          61.6%         20.7%
-----------------------------------------------------------------------------------------------------------------------------------

(1)For the period June 7, 1993 (date of incorporation) through December 31,
   1993.

(2)Excludes realized gains (losses) on investments.

[GRAPH REPRESENTING RETURN ON AVERAGE EQUITY FOR YEAR ENDING DEC. 31 1993-1997]

[GRAPH REPRESENTING BOOK VALUE PER SHARE FOR YEAR ENDING DEC. 31 1993-1997]

[GRAPH REPRESENTING QUARTERLY DIVIDENDS PER SHARE FROM 1995-1997]


RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 2 ]

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

Overall, this was a fine year for RenaissanceRe. In a continuing environment of softening prices and fierce competition in the insurance and reinsurance industries, we have continued to effectively execute our success factors of underwriting, marketing and capital management.

We again achieved one of the highest ROE's in the property and casualty insurance industry and had modest growth in earnings per share. We were, however, aided by a mild year for natural catastrophes, following three above-average years.

We completed a strategic planning process that crystallized our position on diversification (for an explanation please see page 11) and then made meaningful strides in executing that plan by building capabilities in the catastrophe-exposed primary business in the U.S.

Although we suffered a 2.8% decline in our asset portfolio in the fourth quarter due to the Asian financial crisis, we moved quickly to rebalance the portfolio to maintain its conservative profile. These moves are described by John Lummis on page 9.


Market Conditions

1997 saw a continuation and intensification of insurance market trends of competition and consolidation.

Virtually all segments of the worldwide insurance and reinsurance markets have seen falling prices; the property catastrophe market is no exception. Faced with the classic strategic trade-off between market share and profitability, we remain focused on maintaining the quality (by which I mean the risk/reward relationship) of our portfolio. Therefore we allowed its size to decline for the second year in a row. While net written premium was down 22%, our exposure to loss (after reinsurance that we purchase) was also reduced. Note that the decline in premium over the last two years is almost entirely due to our net position in the retrocessional market (reinsurance of reinsurers): we are purchasing more and selling less. Reinsurance of primary insurance clients was about flat this year, after growing in 1996.

                           [PHOTO OF JAMES N. STANARD]

Consolidation continues among our production sources, our clients and our competitors. We remain committed to using brokers as our sole source of reinsurance proposals. Our emphasis on rapid response and creative product design keeps us in a strong position with the now fewer and larger brokers. We also leveraged our reputation as a highly sophisticated catastrophe modeler into a marketing tool by conducting over thirty modeling seminars for our clients.

Consolidation among our clients has been a major contributor to the drop in our retrocessional premium income, as the combined entity usually buys less reinsurance.

Consolidation among our competitors has not hurt us so far. With the security we offer, we benefit from the trend of clients seeking to deal with a smaller number of reinsurers - we are one of the survivors when cuts are made.


RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 3 ]

Primary Operations

Our biggest operational accomplishment this year was the expansion of our primary insurance businesses. Although still a small contributor to earnings, we are carefully constructing a platform from which to pursue selected catastrophe-exposed primary insurance business. Glencoe, our 80%-owned surplus lines company, is now eligible in 26 states in the U.S. We started DeSoto to write homeowners business in Florida, and have a definitive agreement to purchase Nobel Insurance Company, a specialist in low value dwelling homeowners insurance. Nobel has a strong management team led by CEO Jef Amsbaugh. Jef established a fine track record since taking charge of an essentially bankrupt company in 1989. Keith Hynes explains our strategy behind these moves on page 7.

We are sometimes asked whether these primary operations could jeopardize our reinsurance client relationships. This is an important issue, but hardly unique to Renaissance Reinsurance; almost all major reinsurers have some primary operations. Further, it is not unusual for us to reinsure each of two fierce competitors in the same market, relying on confidential business plans provided by each one. The important issue is fair and ethical dealing in such situations. Our primary operations are run by a different management team than reinsurance and we have an explicit "Chinese wall" policy insuring confidentiality of client information. In fact, our surplus lines primary capability in Glencoe has been viewed favorably by some of our reinsurance clients with whom we have forged cooperative arrangements. To them, Glencoe simply provides another vehicle to shed unwanted catastrophe risk.


Challenges

In 1998 we will be working hard to:

- Maintain our position as a leading specialist in catastrophe reinsurance in the face of continued competition and consolidation. Bill Riker explains our plan to do this on page 5.

- Effectively execute our primary operations strategy. Our primary business derives its strength from our core catastrophe management skills, but presents us with new management challenges: increased delegation and dispersion of risk-taking authority, requiring management controls not needed in smaller reinsurance shops; importance of expense control; more complex processing systems; and regulatory complexities not found in reinsurance.


Conclusion

We enter 1998 with the strongest management team, client relationships, and balance sheet ever. Although smaller in size, the quality of our catastrophe excess portfolio is comparable to past years. We have established a focused diversification strategy and made meaningful progress toward executing it. Overall, we are well positioned to provide value and security to our customers and attractive returns to our shareholders. To that, we pledge our very best effort.


Sincerely,


/s/ James N. Stanard
James N. Stanard
Chairman, President and Chief Executive Officer


RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 4 ]

REINSURANCE

The year 1997 solidified our position as a market leader. Low loss activity contributed to continued pricing softness, with declines of 10-15% in the U.S. and greater declines in the international arena. Early in the year, it was clear that to retain our lead as the premier catastrophe market we needed to:

-  "Raise the bar" on service to our clients and producers;

- Maintain underwriting discipline by further refining our risk selection methodologies; and

-  Enhance the relationships we enjoy with our clients and producers.

[PHOTO WILLIAM I. RIKER]
WILLIAM I. RIKER
President & Chief Operating Officer
Renaissance Reinsurance Ltd.

[PHOTO DAVID A. EKLUND]
DAVID A. EKLUND
Executive Vice President
Renaissance Reinsurance Ltd.

We accomplished all three. The core service we provide to our clients and producers is the application of our technological skills to their business needs. Increasingly, our clients rely on us for informed solutions and insight regarding catastrophe exposure management. We conducted seminars for over thirty clients in 1997 during which we explained the behaviors of the different catastrophe models and how they can be most effectively utilized. Based on positive client feedback, we will expand this program in 1998. As information providers and technology facilitators to our clients, we are able to earn preferred positions on their reinsurance programs.

We remain a market leader in the development of custom products for our clients. Many clients are expressing more interest in developing multi-year reinsurance agreements with their reinsurers. Our analytical skills and modeling capabilities enable us to structure such agreements while protecting us from unfavorable long-duration contracts.

Superior service helps assure that we get the "first call". In the reinsurance market, the opportunity to structure a new contract is extremely valuable, as you are then given priority choice when the transaction is concluded. For example, we provided companies who were assuming risks from the Florida Residential Property and Casualty Joint Underwriting Association ("JUA") with unique information which enabled them to optimize their selections from the JUA and accomplish their corporate goals. We are now the leading reinsurer for these new companies.

New insurance programs are being developed around technology that monitors and selects risks. These new programs often need sophisticated, flexible structures. We have worked closely with many organizations to develop programs which meet these complex needs. Only Renaissance Reinsurance and a few other sophisticated reinsurers can properly underwrite these structures.

In raising the bar for service, we reorganized our underwriting service responsibilities to provide better and faster contract documentation. We have also automated our high resolution modeling capabilities so that we are now considered the most responsive reinsurance company in the world in this field.

Just as an ebbing tide brings the rocks to the surface, decreased pricing makes understanding the risks you write more important. We improved our proprietary REMS system and completed a new version, REMS 32, in the early spring. The enhancements included faster performance, improved tracking of our customer service, as well as refined and improved analytical analysis.


RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 5 ]

In 1997 we also expanded our relationship with EQECAT, one of the newer, more sophisticated catastrophe modelers in the market; their models have been added to our portfolio of the best models in the world. On the international front, we work closely with Cartograph, one of the leaders in developing models for international regions.

We continue to have the best multiple model capability in the world, a key competitive advantage. As clients and brokers become more proficient in using these tools, it disadvantages reinsurers lacking multiple model capabilities.

To us, information is a competitive weapon. We have built detailed files on the complete catastrophe reinsurance industry and we are confident that our information constitutes the best database in the world.


Tale of Two Markets

The emergence of new technology has changed the way reinsurers and insurers evaluate catastrophe exposure, enabling them to better quantify and understand the risks. However, not all reinsurers have embraced this technology and reinsurers lacking technology are relying on outdated heuristics to evaluate risks. This market rift, between those organizations which possess and utilize new technology and those who don't, is responsible for numerous recent examples of irrational pricing, almost exclusively on the side of underpricing the risk.

Many of the major reinsurance players have invested in technology and can now better evaluate the "true cost" (expected losses) of the catastrophe product. Understanding "true costs" is especially difficult in the catastrophe business because we only get hints of true price discovery every few years (in the form of catastrophes); hence, mistakes will not surface in years with low catastrophe experiences and may not surface for many years.

Fortunately, relationship-driven, value-oriented clients are focusing on long-term quality, benefiting the sophisticated players like Renaissance Reinsurance.


Where are we going?

With a growing technology endowment, we continue to do a better job of selecting and managing risks.

The migration of business to the informed, technologically sophisticated markets will widen the gap between the two markets. Adverse selection, against companies that do not embrace and properly utilize new technologies, will eventually erode the margins of these companies in "average years".

In this framework, what are the questions to ask reinsurers?

-  How do you measure and evaluate your expected margins?

- How do you avoid adverse selection as technology enables clients to tailor their risks, and other reinsurers to select risks?

-  How do you determine/measure when you will no longer write a risk?

-  How do you incorporate price adequacy into your risk profile?


Answers to these questions can shed light on which of the two markets a reinsurer is participating in.

In conclusion, we are maintaining our course of combining traditional values and unsurpassed technology to retain our premier position as the most innovative supplier of property catastrophe reinsurance in the world.

RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 6 ]

PRIMARY OPERATIONS


[PHOTO OF KEITH S. HYNES]
KEITH S. HYNES
Executive Vice President
Primary Operations
RenaissanceRe Holdings Ltd.

Our primary operations have the same goals and operate on the same business principles that have made our reinsurance business successful. We seek to maintain a portfolio of risks in both that is better than the market average. We believe this is the only way to achieve our second goal, which is to produce an attractive return on capital. We achieve these goals through superior execution of the basics of the insurance business, underwriting and marketing, and by matching the level of capital to the requirements of each business.

During 1997, we established the foundation for our primary activities. Glencoe achieved surplus lines eligibility in 26 states. Its gross premium written increased to $7.0 million from $1.5 million in 1996. We anticipate premiums will grow further, but are focusing on maintaining a superior book of business in the current, very competitive market conditions. Glencoe is presently focused on writing commercial, catastrophe-exposed property business. It has achieved profitability in each of its first two years of operations.

Based on our belief that there are segments of the homeowners insurance market that can meet our goals, we incorporated DeSoto Insurance Company in September with an initial capitalization of $10 million. In December, DeSoto became the first "special purpose homeowners insurance company" to be licensed by the State of Florida Department of Insurance. A special purpose homeowners insurance company is not subject to assessment by either the Florida Residential Property and Casualty Joint Underwriting Association (JUA) or the Florida Windstorm Underwriting Association (WUA). DeSoto's freedom from JUA and WUA assessments confers a unique competitive advantage. This regulatory advantage is augmented by our ability to assess and manage catastrophe exposure, which is a critical success factor for any company writing Florida homeowners business. DeSoto commenced operations on January 1, 1998, an assumption of approximately 12,000 policies from the JUA. The in-force premium of these policies was approximately $10 million.

[CATASTROPHE RISK ACCESS POINTS CHART APPEARS HERE, SHOWING DATA FOR RENAISSANCE REINSURANCE, NOBEL, GLENCOE AND DESOTO]

Both Glencoe and DeSoto extend RenaissanceRe's capabilities into contiguous business areas and leverage RenaissanceRe's catastrophe exposure assessment and management skills. The chart on this page shows several points in the insurance business where catastrophe risk can be accessed. Renaissance Reinsurance has achieved a leadership position in writing and managing catastrophe coverage in the reinsurance and retrocessional markets. Glencoe provides the opportunity to write catastrophe-exposed business in the excess and surplus lines market. DeSoto will be obtaining catastrophe risk in the Florida homeowners market through an assumption of policies from the state JUA. We expect to establish vehicles to write catastrophe-exposed business in additional sectors of the insurance/reinsurance marketplace.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 7 ]

In December, we reached a definitive agreement to acquire Nobel Insurance Company ("Nobel") and related entities for $54.1 million. Nobel is a licensed insurer in all 50 states, writing in three focused insurance businesses. The product line which we find most attractive is Nobel's low value dwelling homeowners insurance (coverage for homes valued under $100,000). We've been one of Nobel's reinsurers for its homeowners business, and have developed respect for their management team. Nobel is a leader in this business in the southeast United States, but does not write in Florida because of an aversion to catastrophe exposure. We believe that the low value dwelling business is a segment of the homeowners market where we can meet our corporate goals, and that Nobel, together with the Company, have the requisite skills to be successful.

Nobel's second business segment is commercial casualty insurance, made up of commercial auto and general liability. Nobel was founded in 1978 as a captive casualty insurer for the explosives industry. Nobel continues to be the leading casualty insurer for the explosives industry and has increased its customer base beyond the explosives industry. A unique aspect of our acquisition of Nobel is our strategic partnership with American Reinsurance Company and Inter-Ocean Reinsurance Company Ltd., who will be providing comprehensive prospective and retrospective reinsurance protection for Nobel's casualty business.

Nobel's third business segment is surety insurance, where they provide coverage to small and mid-size contractors.

In addition to Nobel's insurance business, our acquisition includes IAS/CAT Crew, which is an independent loss adjustment firm. Through the IAS/CAT Crew division, Nobel is a leader in providing catastrophe claims adjustment and planning services. Should a catastrophe occur, this capability will be valuable to Glencoe, DeSoto and to Renaissance Reinsurance's customers.

RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 8 ]

CAPITAL MANAGEMENT


[PHOTO OF JOHN M. LUMMIS]
JOHN M. LUMMIS
Senior Vice President &
Chief Financial Officer
RenaissanceRe Holdings Ltd.

Capital management at RenaissanceRe serves two key constituencies - our shareholders and our customers. We seek to generate attractive returns on our shareholders' equity while providing unquestioned security to our customers.

At first look, it might appear that the interests of these two constituencies are in conflict: higher return on equity might be presumed to come at the expense of our customers. However, our management of risk and capital is designed to harmonize the interests of our shareholders and our customers.

RenaissanceRe is differentiated from its peers by the way we integrate underwriting and capital management. Our underwriters assess each potential contract in the context of our whole portfolio. Each contract we write is allocated capital based on its correlation with the rest of the portfolio; the lower the correlation, the lower the capital allocation (other things being equal).

Our system enables us to identify risks that are attractive in our portfolio even where they are unattractive in the customer's portfolio. Both customer and reinsurer win, as a risk - one that might be viewed as too large or concentrated for a customer's balance sheet - finds a better "fit" in our portfolio.

In addition to carefully evaluating the risks we assume, RenaissanceRe rigorously assesses the financial structure that stands behind these risks:

- We seek to optimize the reinsurance that we purchase to enhance the risk/reward characteristics of the net reinsurance portfolio.

- We also seek to lower our overall cost of capital through the prudent use of debt and preferred financing.

-  Finally, we are committed to actively managing our equity.

A year of low catastrophe losses, such as 1997, does not test our capital and risk management. But while others may ignore the risks in this environment, we will continue to actively manage our portfolio of risks.


1997 Achievements

RenaissanceRe's focus on capital was reflected in several ways during 1997:

- In January and June, we repurchased a total of 1.5 million shares, representing 6.4% of shares outstanding at the beginning of the year. The total value was $53.5 million, or an average of $35.33 per share. The January transaction was entered into shortly after a purchase of 2.1 million shares for $71.9 million in December 1996 from our founding shareholders. The June transaction was entered into in conjunction with a secondary offering by these shareholders.

- The Company's Board of Directors increased the quarterly dividend from $.20 to $.25 per share in February 1997 - the third consecutive annual increase.

- The Company issued $100 million of 8.54% trust preferred, capital securities. Proceeds were used to retire bank debt. This security is attractive to us for its equity features in our capital structure.

- The Company updated its proprietary underwriting and risk management system, REMS, to incorporate retrocessional purchases. This enhancement allows us to evaluate the amount of capital that is released under our capital allocation rules by virtue of retrocessional purchases.

RenaissanceRe Holdings Ltd.  1997  Annual Report                           [ 9 ]

- The Company increased its public ownership from 26% of the shares outstanding at the beginning of the year to 54% at the end of the year. This increase occurred through two secondary offerings by our founding shareholders.


Investment Portfolio

The majority of our assets are invested in what we call our core portfolio (currently about 85% of the total invested assets). The mandate to our investment manager for this portfolio is to maintain high credit quality (average AA) with focus on preservation of capital and liquidity. The remainder of our assets are invested in higher risk asset classes, equity and non-investment grade bond portfolios focused on total return.

At year end, we held bonds in Korea, Thailand and Indonesia with a market value of $66 million. In view of the increased risk associated with these bonds following the financial crisis in Asia, we concluded that we needed to reduce the overall risk in the investment portfolio. We achieved this by selling our equity positions valued at $52.9 million (at a gain of $1.9 million). We decided to retain our portfolio of primarily sovereign, dollar denominated bonds rather than selling these bonds into the distressed market prevailing at year end. We believe this portfolio will recover in value and, at current prices, is an attractive use of capital.

Through our move into U.S. Treasuries and the sale of our equities, we have maintained the conservative profile of our investment portfolio.


1998

The most important capital management question that faces RenaissanceRe is how to utilize the excess capital that the reinsurance business is likely to generate in 1998. While the reinsurance portfolio is declining in size, it continues to generate substantial profits, beyond what can be deployed in that business. There will be two uses of this excess capital:

- First, it will be deployed in supporting new business activities, particularly in the growth of our primary, catastrophe-exposed businesses, but potentially in other new businesses as well. However, because of our high standards for new business ventures (as described on the following page), it is possible that we will be unable to fully deploy our excess capital.

- To the extent that we have capital in excess of the needs of the business, we will evaluate returning capital to our shareholders through share repurchases and cash dividends.

As we actively manage our common equity, we will also continue to optimize our use of retrocessional coverage, debt and preferred stock financing. Our actions will be taken with a view to maximizing returns for our shareholders and providing security for our customers.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 10 ]

FOCUSED DIVERSIFICATION


The key strategic question we faced this year concerned diversification. We started the year with a very strong position in a relatively small, specialized market: property catastrophe excess reinsurance. Through effective risk selection, marketing and capital management, we have generated outstanding ROE's for five years in a row. However, profit potential in this market is limited by the absence of loss activity which would firm prices. Given this situation, what should we do?

Our Mission

TO OBTAIN A PORTFOLIO OF PROPERTY CATASTROPHE REINSURANCE, INSURANCE AND FINANCIAL RISKS THAT PRODUCES AN ATTRACTIVE RETURN ON CAPITAL AND IS SIGNIFICANTLY BETTER THAN THE MARKET AVERAGE. WE DO THIS BY PROVIDING QUALITY TO CUSTOMERS IN THE FORM OF EXCELLENT FINANCIAL SECURITY, INNOVATIVE PRODUCTS AND RESPONSIVE SERVICE.

One strategic alternative would be aggressive diversification. This would follow the consolidation theme in the industry, and, some argue, would improve the valuation of our stock, based on the theory that if risk is spread among many different types of insurance, earnings become more predictable. We rejected this because it did not fit with our culture of tight control of risk, and our organization lacked experience in managing a wide range of businesses.

A second alternative would be a pure "stick to our knitting" strategy. This would have us continue to strengthen our position in the catastrophe market while we wait for the inevitable market turn. Such a strategy has some appeal, but we concluded that it would not maximize the value of the Company because we would not be fully utilizing the core skills and competitive advantages which we have developed.

This led to a third course that we call "focused diversification" - searching for opportunities to replicate our success as a start-up (we have demonstrated that we know how to start a successful business) in another market. As we explained in last year's report, any diversification must meet three tests:

1. It must produce an attractive return on capital;

2. We must be able to develop a competitive advantage; and

3. It must not divert important resources from our core business.

As you might expect, the most promising opportunities are those that are extensions of our core property catastrophe expertise. Glencoe, DeSoto, and the homeowners segment of Nobel all extend our established catastrophe expertise into the primary market. We refer to this extension of existing skills to related markets as "mining".

We also search for opportunities beyond the catastrophe business (which we refer to as "exploring"). Here, we look for an intersection of an attractive market opportunity, an ability to develop a competitive advantage, and a cultural fit (our ability to execute). So far, we have not seen any attractive market opportunities, but we are actively pursuing new ideas.

To define the boundaries of our exploration activities, we revised our mission statement (shown on the left) to encompass "financial risks" beyond insurance.

With the rapid change occurring in the markets for financial risk-bearing, we are optimistic that we will find niches where we can excel. However, our focus is on attractive return on capital, not revenue growth or diversification for its own sake. So we will patiently wait for opportunities that fit with our strategy.

RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 11 ]

SELECTED FINANCIAL DATA


The following summary financial information should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented on pages 26 to 43 in this Annual Report.


---------------------------------------------------------------------------------------------------
(dollar amounts in thousands,
except per share data)                         1997        1996        1995        1994     1993(1)
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA

Gross premiums written                     $228,287    $269,913    $292,607    $273,481    $66,118
Net premiums written                        195,752     251,564     289,928     269,954     66,118
Net premiums earned                         211,490     252,828     288,886     242,762     34,643
Net investment income                        49,573      44,280      32,320      14,942      2,725
Total revenues                              254,726     294,959     326,566     261,392     38,631

Claims and claim expenses                    50,015      86,945     110,555     114,095        982
Acquisition and operating expenses           50,358      42,893      39,734      35,378      6,218
Net income                                  139,249     156,160     162,786      96,419     31,281

Earnings per Common Share - basic          $   6.19    $   6.15    $   6.84    $   4.24    $  1.37
Earnings per Common Share - diluted            6.06        6.01        6.75        4.24       1.37
Dividends per share                            1.00        0.80        0.16          --         --
---------------------------------------------------------------------------------------------------

BALANCE SHEET DATA

Total investments                          $736,538    $603,484    $528,836    $284,493   $136,811
Cash and cash equivalents                   122,929     198,982     139,163     153,049     33,028
Total assets                                960,749     904,764     757,060     509,410    208,512
Reserve for claims and
  claim adjustment expenses                 110,037     105,421     100,445      63,268        982
Capital Securities(2)                       100,000        --          --          --           --
Shareholders' equity                        598,703     546,203     486,336     265,247    172,471

Book value per Common Share                $  26.68    $  23.21    $  18.99    $  11.79    $  7.67
---------------------------------------------------------------------------------------------------

OPERATING RATIOS

Claims and claim expense ratio                 23.7%       34.3%       38.3%       47.0%       2.8%
Underwriting expense ratio                     23.8%       17.0%       13.7%       14.6%      17.9%
Combined ratio                                 47.5%       51.3%       52.0%       61.6%      20.7%
---------------------------------------------------------------------------------------------------


(1) For the period June 7, 1993 (date of incorporation) through December 31,
1993.

(2) Represents Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 12 ]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


GENERAL

The Company provides reinsurance and insurance where risk of natural catastrophe represents a significant component of the overall exposure. The Company's results depend to a large extent on the frequency and severity of catastrophic events, and the concentration and coverage offered to clients impacted thereby. In addition, the Company writes other lines of insurance and reinsurance on a limited basis, and is actively exploring new opportunities.

The Company's principal operating objective is to utilize its capital efficiently by focusing on the writing of property catastrophe insurance and reinsurance contracts with superior risk/return characteristics, while maintaining a low cost operating structure in the favorable regulatory and tax environment of Bermuda. The Company's primary underwriting goal is to construct a portfolio of insurance and reinsurance contracts that maximizes the return on shareholders' equity subject to prudent risk constraints.

The Company's principal business is property catastrophe reinsurance, written on a worldwide basis through Renaissance Reinsurance. Based on gross premiums written, the Company is one of the largest providers of this coverage in the world. The Company provides property catastrophe reinsurance coverage to insurance companies and other reinsurers primarily on an excess of loss basis. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. In connection with the coverage it provides, the Company is also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.

The Company is continuing to expand its primary insurance business through internal growth and acquisition. In 1997 the Company wrote $7 million of primary insurance through Glencoe, an 80 percent-owned subsidiary. Glencoe provides primary catastrophe-exposed property coverage on an excess and surplus lines basis, and is eligible to write business in 26 states.

In January 1998, the Company began to provide personal lines coverages through DeSoto, a wholly owned subsidiary of Glencoe. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowner policies from the Florida JUA, a state sponsored insurance company. DeSoto's initial assumption approximated 12,000 policies and an in-force premium of $10 million.

On December 19, 1997, the Company announced it had executed a definitive agreement to acquire the operating subsidiaries of Nobel Insurance Limited, through a newly established U.S. holding company. The principal businesses of Nobel Insurance Limited are the service and underwriting of commercial property, casualty and surety risks for specialized industries and personal lines coverage for low value dwellings. The casualty business will be substantially reinsured by American Reinsurance Company and Inter-Ocean Reinsurance Company Ltd., who will provide comprehensive prospective and retrospective reinsurance. Nobel Insurance Limited's principal operating unit, Nobel Insurance Company ("Nobel"), is a Texas domiciled company, licensed in 50 states. The purchase of the operating subsidiaries of Nobel Insurance Limited is expected to close in the second quarter of 1998. See Note 1 to the Consolidated Financial Statements and "Financial Condition - Liquidity and Capital Requirements" regarding financing of the acquisition.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 13 ]

In connection with, and because it desires to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements in the following discussion and elsewhere in this Annual Report. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. In particular, statements using verbs such as "expect", "anticipate", "hope", "believe" or words of similar impact generally involve forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable events or developments; some of which may be national or international in scope, such as general economic conditions and interest rates; some of which may be related to the reinsurance and insurance industries generally, such as pricing competition, industry consolidation and regulatory developments, and others of which may relate to the Company specifically, such as risks with implementing business strategies and related organizational implications, adequacy of reserves, exposure to catastrophe losses, technological risks inherent in developing technological infrastructures, credit, interest rate, currency and other risks associated with the Company's investment portfolio, and other factors. The Company disclaims any obligation to update forward-looking information.


RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

For the year ended December 31, 1997, net income available to common shareholders was $139.2 million compared to $156.2 million for the year ended December 31, 1996. The decrease was primarily due to a decrease in gross premiums written, an increase in ceded reinsurance premiums, an increase in operating expenses and an increase in foreign exchange losses, which were partially offset by a decrease in claims and claim expenses incurred and an increase in net investment income. The above factors, combined with a 12 percent decrease in the number of weighted average shares outstanding, as a result of the purchase of Common Shares during late December 1996 and during 1997, resulted in an increase in earnings per Common Share, on a diluted basis, to $6.06 for the year ended December 31, 1997 from $6.01 for the year ended December 31, 1996. Operating earnings (excluding realized gains and losses on investments) decreased during 1997 to $142.1 million for the year ended December 31, 1997 from $159.1 million for the same period in 1996.

Gross premiums written for the year ended December 31, 1997 decreased 15.4 percent to $228.3 million from $269.9 million for the year ended December 31, 1996. The property catastrophe reinsurance market continues to be extremely competitive due to the increased capital in the reinsurance market and the limited opportunities to profitably deploy such capital. Because the property catastrophe business has recently been among the most profitable segments of the market, it is accordingly the focus of much competition which has resulted in lower premiums measured on a risk adjusted basis. The decline in premiums written is the result of the Company selectively deciding to non-renew those policies where the pricing does not reflect the risk, and the reduced premiums on renewed business.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 14 ]

The 15.4 percent premium decrease was the result of a 17.4 percent decrease in premiums due to the Company not renewing coverage and a 9.6 percent decrease related to changes in pricing, participation levels and coverage on renewed business, partially offset by an 11.6 percent increase in premiums related to new business. A majority of the decline in premiums written related to reductions in the Company's book of assumed retrocessional premiums which were $59.5 million in 1997 compared to $103.7 million in 1996.

During 1997, consistent with its risk management practices and the availability of coverage responsive to the Company's risk profile, the Company increased the level of property catastrophe reinsurance coverage purchased for its own account. Ceded premiums written in 1997 were $32.5 million compared to $18.3 million in 1996. To the extent that appropriately priced coverage is available, the Company anticipates continued use of reinsurance to reduce the potential volatility of its results.

Property catastrophe reinsurance premiums accounted for approximately 91 percent of the Company's gross premiums written in 1997. The remaining gross premiums written in 1997 consisted primarily of excess and surplus lines primary premiums written by Glencoe, and premiums on aviation and marine coverages. The Company's gross premiums written by geographic region were as follows:

--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, (in thousands)                      1997           1996
--------------------------------------------------------------------------------
GEOGRAPHIC REGION
United States                                            $123,717       $126,611
Worldwide                                                  27,930         44,460
Worldwide (excluding U.S.)                                 32,005         38,746
Europe (including the United Kingdom)                      21,007         31,534
Other                                                      16,738         18,958
Australia and New Zealand                                   6,890          9,604
--------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                             $228,287       $269,913
================================================================================


The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.

The table below sets forth the Company's combined ratio and components thereof:

--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                     1997          1996
--------------------------------------------------------------------------------
Claims/claim adjustment expense ratio                        23.7%         34.3%
Underwriting expense ratio                                   23.8          17.0
--------------------------------------------------------------------------------
COMBINED RATIO                                               47.5%         51.3%
================================================================================


Claims and claim expenses incurred for the year ended December 31, 1997 were $50.0 million compared to $86.9 million for the year ended December 31, 1996. Compared to historical averages, the year ended December 31, 1997 was a relatively light year for natural catastrophes worldwide. Accordingly, the reduced level of catastrophe losses resulted in a significantly lower loss ratio in 1997 compared to 1996 and therefore positively affected the Company's results from operations. Due to the high severity and low frequency of losses related to the property catastrophe insurance and reinsurance business, there can be no assurance that the Company will experience this reduced level of losses in future years.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 15 ]

Included in the expenses for the year ended December 31, 1996 are provisions of $15.0 million for claims incurred from Hurricane Fran which struck North Carolina during the third quarter of 1996, $9.3 million for claims incurred by regional midwestern clients related to severe wind and hail storms during the second quarter of 1996, $8.3 million for losses related to the Northeast U.S. winter storms in the first quarter of 1996, and a provision of $7.0 million for Northwestern U.S. floods in December of 1996. Also, during 1996, there was $12.1 million of development on prior year losses, which primarily related to a $3.2 million development on losses related to the 1994 Northridge Earthquake and a net development of $3.5 million for Hurricanes Luis, Marilyn and Opal which occurred in 1995.

Estimates of claims and claim expenses incurred are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the possible severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Underwriting expenses, consisting of brokerage commissions, excise taxes and other costs directly related to underwriting, for the year ended December 31, 1997 were $50.4 million or 23.8 percent of net premiums earned, compared to $42.9 million or 17.0 percent for the year ended December 31, 1996. The primary contributors to the increase in underwriting expenses were the increased operating costs related to the hiring of additional professional staff and continued investment in modeling technology. Also, since there is no reduction in acquisition expenses related to the purchase of reinsurance, the purchase of reinsurance causes acquisition costs to be a higher percentage of net premiums earned. Additionally, premiums written by Glencoe, due to the nature of the business, have a higher ratio of acquisition costs.

Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1997 was $49.6 million, compared to $44.3 million for the year ended December 31, 1996. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of cash flows provided by operations, partially offset by amounts used to purchase common stock during the year. Invested assets at December 31, 1997 were $859.5 million compared to $802.5 million at December 31, 1996.

During each of 1997 and 1996, the Company recorded net realized losses on investments of $2.9 million. Included in the 1997 net realized loss figure is a provision of $3.8 million for what the Company believes to be an other than temporary impairment of certain securities of Asian issuers held by the Company as at December 31, 1997. See Financial Condition - Investments.

During 1997 the Company realized net foreign exchange losses of $3.4 million compared to net realized foreign exchange gains of $0.8 million for the year ended December 31, 1996. The foreign exchange losses recorded in 1997 resulted primarily in the strengthening of the U.S. dollar against the British pound and the German mark. The exchange gains in 1996 resulted primarily in the weakening of the U.S. dollar against the British pound.

During the year ended December 31, 1997 net income available to common shareholders was reduced by $7.0 million for minority interests related to the Capital Securities that were issued in March 1997. The proceeds from the Capital Securities were utilized to partially reduce the


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 16 ]
amount outstanding under the Company's Revolving Credit Facility and accordingly, interest expense for the year ended December 31, 1997 decreased to $4.3 million from $6.6 million for the year ended December 31, 1996.


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

For the year ended December 31, 1996, net income available to common shareholders was $156.2 million compared to $162.8 million for the year ended December 31, 1995. The decrease was primarily due to a decrease in gross premiums written, an increase in ceded reinsurance premiums and an increase in operating expenses, which were partially offset by an increase in net investment income. The above factors, combined with an 8 percent increase in the number of weighted average shares outstanding, as a result of the initial public offering of 3,105,000 Common Shares in July 1995, resulted in a decrease in earnings per Common Share, on a diluted basis, to $6.01 for the year ended December 31, 1996 from $6.75 for the year ended December 31, 1995. Operating earnings (excluding realized gains and losses on investments) were $159.1 million for the year ended December 31, 1996 compared to $160.5 million for the year ended December 31, 1995.

Gross premiums written for the year ended December 31, 1996 decreased 7.8 percent to $269.9 million from $292.6 million for the year ended December 31, 1995. The decline in the gross premiums written was primarily related to the competitive market for property catastrophe reinsurance. The principal components of the decline related to a decrease in premiums from renewing business of 8.8 percent, an 11.8 percent decrease due to the Company not renewing coverage and a decrease in reinstatement premiums of 1.3 percent, which was partially offset by a 14.1 percent increase in premiums related to new business.

Reinsurance ceded premiums written were $18.3 million for the year ended December 31, 1996 compared to $2.7 million for the year ended December 31, 1995, resulting in net premiums written of $251.6 million for the year ended December 31, 1996 compared with $289.9 million for the year ended December 31, 1995.

Approximately 95 percent of the Company's gross premiums written in 1996 were in respect of property catastrophe reinsurance. The remaining gross premiums written in 1996 consisted primarily of aviation and marine coverages. The Company's gross premiums written by geographic region were as follows:


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, (IN THOUSANDS)                       1996           1995
--------------------------------------------------------------------------------
GEOGRAPHIC REGION
United States                                            $126,611       $144,077
Worldwide                                                  44,460         59,137
Worldwide (excluding U.S.)                                 38,746         41,311
Europe (including the United Kingdom)                      31,534         25,365
Other                                                      18,958         11,720
Australia and New Zealand                                   9,604         10,997
--------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                             $269,913       $292,607
================================================================================


The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 17 ]

The table below sets forth the Company's combined ratio and components thereof:


--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                        1996        1995
--------------------------------------------------------------------------------
Claims and claim expense ratio                                 34.3%       38.3%
Underwriting expense ratio                                     17.0        13.7
--------------------------------------------------------------------------------
COMBINED RATIO                                                 51.3%       52.0%
================================================================================


Claims and claim expenses incurred for the year ended December 31, 1996 were $86.9 million. Included in the expenses for the year are provisions of $15.0 million for claims incurred from Hurricane Fran which struck North Carolina during the third quarter of 1996, $9.3 million for claims incurred by regional midwestern clients related to severe wind and hail storms during the second quarter of 1996, $8.3 million for losses related to the Northeast U.S. winter storms in the first quarter of 1996, and a provision of $7.0 million for Northwestern U.S. floods in December of 1996. Also, during 1996, there was $12.1 million of development on prior year losses, which primarily related to a $3.2 million development on losses related to the 1994 Northridge Earthquake and a net development of $3.5 million for Hurricanes Luis, Marilyn and Opal which occurred in 1995. In comparison, claims and claim expenses incurred for the year ended December 31, 1995 were $110.6 million or 38.3 percent of net premiums earned.

Estimates of claims and claim expenses incurred are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the possible severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Underwriting expenses, consisting of brokerage commissions, excise taxes and other costs directly related to underwriting, for the year ended December 31, 1996 were $42.9 million or 17.0 percent of net premiums earned, compared to $39.7 million or 13.7 percent for the year ended December 31, 1995. The primary contributors to the increase in underwriting expenses were the increased operating costs related to the hiring of additional professional staff. Also affecting the increase in acquisition costs as a percentage of net premiums earned is the increase in reinsurance purchased, which provides no reduction in the associated acquisition expenses.

Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1996 was $44.3 million, compared to $32.3 million for the year ended December 31, 1995. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of cash flows provided by operating activities and increased borrowings under the Company's Revolving Credit Facility. The Company recorded net realized losses of $2.9 million on the sale of investments compared to net realized gains of $2.3 million for the year ended December 31, 1995.

The Company realized net foreign exchange gains for each of the years ended December 31, 1996 and 1995 of $0.8 million and $3.0 million, respectively. The exchange gains in 1996 resulted primarily from the weakening of the U.S. dollar against the British pound and in 1995 resulted from the weakening of the U.S. dollar against most European currencies, the Japanese yen and the Australian dollar.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 18 ]

FINANCIAL CONDITION

Liquidity and Capital Requirements

As a holding company, RenaissanceRe relies on investment income, cash dividends and other permitted payments from its subsidiaries to make principal payments, interest payments, cash distributions on outstanding obligations and pay quarterly dividends, if any, to the Company's shareholders. The payment of dividends by the Company's subsidiaries to the Company is, under certain circumstances, limited under Bermuda insurance law. The Bermuda Insurance Act 1978, amendments thereto and related regulations of Bermuda (the "Act"), requires the Company's subsidiaries to maintain certain measures of solvency and liquidity. As at December 31, 1997 the statutory capital and surplus of the Company's subsidiaries was $665.2 million, and the amount required to be maintained was $115.0 million. During 1997 Renaissance Reinsurance paid aggregate cash dividends of $117.5 million to RenaissanceRe. See Notes 11 and 16 to the Consolidated Financial Statements.

The Company's operating subsidiaries have historically produced sufficient cash flows to meet expected claims payments, operational expenses and provide dividend payments to RenaissanceRe. The Company's subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise.

In January 1996, the Company capitalized a new subsidiary, Glencoe, with a $50.0 million capital contribution, $38.0 million of which was derived from a dividend from Renaissance Reinsurance and the balance of which came from other available funds. In June 1996 the Company sold a 29.9 percent interest in Glencoe, which is reflected as minority interest on the consolidated balance sheets. During the third quarter of 1997, the Company purchased an additional 9.9 percent of Glencoe for $5.2 million and increased its ownership of Glencoe from 70.1 percent to 80.0 percent. Also, during the fourth quarter of 1997, the Company contributed an additional $12 million to Glencoe pro-rata with Glencoe's minority investor, maintaining the Company's ownership in Glencoe at 80.0 percent.

Under the terms of its agreement to acquire the operating subsidiaries of Nobel Insurance Limited, the Company is required to pay $54.1 million in cash, and will provide approximately $8.9 million of limited recourse financing, in exchange for a promissory note from Nobel Insurance Limited (the "Note"), to enable Nobel Insurance Limited to support certain of its obligations in the liquidation of the remaining operations. It is expected that the transaction will be financed with debt and cash at a 2:1 ratio of debt to cash. See Note 1 to the Consolidated Financial Statements.

The Company anticipates that its primary insurance operations, including Glencoe, DeSoto and Nobel, will become an increasingly important element of the Company over time. The Company currently believes that internally generated capital will be sufficient to support its reinsurance and insurance businesses, however external financing may be utilized to finance significant transactions.

Cash flows from operating activities resulted principally from premium and investment income, net of paid losses, acquisition costs and underwriting expenses. Cash flows from operations in 1997 were $153.3 million, compared to $174.8 million in 1996. The 1997 cash flows from



RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 19 ]
operations were utilized to purchase $53.5 million of the Company's Common Shares and pay aggregate quarterly dividends of $22.6 million. The 1996 cash flows from operations were utilized to purchase $73.5 million of the Company's Common Shares and pay aggregate quarterly dividends of $20.5 million.

The operating results of the Company have generated cash flows from operations in 1997 and 1996 significantly in excess of its commitments. To the extent that capital is not utilized in the Company's reinsurance business, the Company will consider using such capital to invest in new opportunities or will consider returning such capital to its shareholders.

Because of the potential high severity and low frequency of losses on the coverages written by the Company, and the seasonality of the Company's business, it is not possible to accurately predict the Company's future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.


Capital Resources

The total capital of the Company as at December 31, 1997 and 1996 was as follows:


--------------------------------------------------------------------------------
(in thousands)                                                   1997       1996
--------------------------------------------------------------------------------
Revolving Credit Facility                                    $ 50,000   $150,000
Minority interest - Company obligated mandatorily
   redeemable capital securities of a subsidiary trust        100,000         --
Shareholders' Equity                                          598,703    546,203
--------------------------------------------------------------------------------
TOTAL CAPITAL RESOURCES                                      $748,703   $696,203
================================================================================


On March 7, 1997 the Company completed the sale of $100 million of Capital Securities - see Note 7 to the Consolidated Financial Statements. The Capital Securities mature on March 1, 2027, and pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. Such securities are required to be classified as minority interest, rather than as a component of shareholders' equity of the Company.

During the third quarter of 1997, the Company executed the First Amendment to the Third Amended and Restated Credit Agreement dated as of December 12, 1996 (the "Revolving Credit Facility"). The amendments became effective on September 8, 1997, except for the amendments relating to invested assets, which were effective on June 30, 1997. The Revolving Credit Facility was amended to a) extend the termination date from December 1, 1999 to December 1, 2001; b) specifically define the Capital Securities as a component of Net Worth; c) amend the definition of invested assets and the covenants related to invested assets;
d) amend certain restrictions regarding acquisitions, and e) amend certain fee schedules. As of December 31, 1997, $50 million was outstanding under the Revolving Credit Facility. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $150 million should the need arise. During 1997, the average interest cost of the Revolving Credit Facility was 6.07 percent.


Shareholders' Equity

During 1997, shareholders' equity increased by $52.5 million, from $546.2 million at December 31, 1996 to $598.7 million at December 31, 1997. The components of the increase included net income from continuing operations of $139.2 million and a repayment of officers loans of $3.9


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 20 ]
million, partially offset by the purchase of Common Shares of $53.5 million (see below), the payment of dividends of $22.6 million, the unrealized depreciation on investments of $11.7 million and $2.8 million of costs related to two secondary offerings and the Company's stock option plan.

Significant capital transactions have included:

- On June 23, 1997, in conjunction with a secondary offering for the Company's founding institutional shareholders, the Company purchased and cancelled 700,000 Common Shares at $36.29 per share for an aggregate purchase price of $25.4 million from the Company's founding institutional shareholders or their successors.

- On December 13, 1996, the Board of Directors approved a capital plan, which was comprised of two components. First the Company purchased and cancelled 2,085,361 Common Shares at $34.50 per share from its founding institutional investors or their successors for an aggregate purchase price of $71.9 million. Second, on January 22, 1997, the Company completed a fixed price tender offer and purchased and cancelled 813,190 Common Shares from its public shareholders at $34.50 per share for an aggregate purchase price of $28.1 million.

- In July 1995, the Company completed the Initial Public Offering of its Common Shares. The net proceeds of approximately $54.5 million were used to reduce the Company's then-outstanding borrowings under the Revolving Credit Facility and for general corporate purposes.


Investments

Primarily because of the potential for large claims payments, the Company's investment portfolio is structured to provide a high level of liquidity. During 1997, the Company adjusted its investment guidelines to allow the reallocation of $50 million of its fixed maturity portfolio to equity securities. The table below shows the aggregate amounts of investments available for sale, equity securities and cash and cash equivalents comprising the Company's portfolio of invested assets:

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, (IN THOUSANDS)                          1997        1996
--------------------------------------------------------------------------------
Investments available for sale at fair value                $710,166    $603,484
Equity securities, at fair value                              26,372        --
Cash, cash equivalents                                       122,929     198,982
--------------------------------------------------------------------------------
TOTAL INVESTED ASSETS                                       $859,467    $802,466
================================================================================


The growth in the Company's portfolio of invested assets for the year ended December 31, 1997 resulted from net cash provided by operating activities of $153.3 million offset by net cash used in financing activities of $72.0 million and net unrealized depreciation of investments of $11.7 million.

The Company's current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an AA rating as measured by Standard & Poor's Ratings Group. At December 31, 1997, the invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.8 years and an average yield to maturity of 6.61 percent, before investment expenses.

All fixed income securities in the Company's investment portfolio are classified as securities available for sale and are carried at fair value. Any unrealized gains or losses as a result of changes in fair value over the period such investments are held are not reflected in the Company's statement of operations, but rather are reflected in shareholders' equity. See Notes 2 and 3 to the Consolidated Financial Statements.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 21 ]

The Company periodically evaluates the creditworthiness of each issuer whose securities it holds. Special attention is paid to those securities whose market values have declined materially, for reasons other than changes in interest rates, to evaluate the realizable value of the investment, the specific condition of the issuer, and the issuer's ability to comply with the material terms of the security. Information reviewed may include the recent operational results and financial position of the issuer, information about its industry, recent press releases and other information as deemed necessary. If evidence does not exist to support a realizable value equal to or greater than the carrying value of the investment, and such decline in market value is determined to be other than temporary, the Company reduces the carrying amount to its net realizable value, which becomes the new cost basis. The amount of the reduction is reported as a realized loss. The Company recognizes any recovery of such reductions in the cost basis of an investment only upon the sale of the investment.

As at December 31, 1997 the Company held investments and cash totaling $859.5 million with a net unrealized depreciation balance of $10.2 million. Of the $859.5 million, the Company had dollar denominated fixed income investments in Korea, Thailand and Indonesia totaling $66.2 million with a net unrealized depreciation balance of $12.7 million. During the fourth quarter, the Company recognized $3.8 million in realized losses from the writedown of investments with an exposure to the financial conditions in Asia. The primary reasons for the writedown in the investments were the declines in the financial condition of the respective issuers and the related reduction in credit ratings by rating agencies. These changes caused the Company to conclude that the decline in fair value of certain investments was other than temporary. The Company's investment portfolio, specifically the remaining securities of Asian issuers, is subject to the risks of further declines in realizable value. The Company attempts to mitigate this risk through the active management of its portfolio.

At December 31, 1997 the Company's $26.4 million of equity securities, which were sold in January of 1998, were invested in currencies other than the U.S. dollar. Also at December 31, 1997, $9.6 million of cash and cash equivalents were invested in currencies other than the U.S. dollar. The combined $36.0 million represented approximately 4.2 percent of the Company's invested assets.

The Company's investment portfolio does not contain any investments in derivatives. Also, the Company's investment portfolio does not contain any direct investments in real estate, mortgage loans or similar securities.

Under the terms of certain reinsurance contracts, the Company may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. The Company has obtained a facility providing for the issuance of letters of credit. This facility is secured by a lien on a portion of the Company's investment portfolio. At December 31, 1997 the Company had outstanding letters of credit aggregating $24.7 million.

In order to encourage employee ownership of Common Shares, the Company has guaranteed certain loan and pledge agreements (collectively, the "Employee Credit Facility") between certain employees of the Company (the "Participating Employees") and Bank of America Illinois ("BofA"). Pursuant to the terms of the Employee Credit Facility, BofA has agreed to loan the Participating Employees up to an aggregate of $25 million solely to purchase Common Shares and to pay certain taxes relating to compensation payable in Common Shares. Each loan under the Employee Credit Facility is required to be initially collateralized by the respective Participating


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 22 ]

Employee with Common Shares or other collateral acceptable to BofA. If the value of the collateral provided by a Participating Employee subsequently decreases, such Participating Employee is required to contribute additional collateral in the amount of such deficiency. Loans under the Employee Credit Facility are otherwise nonrecourse to the Participating Employees. Given the level of collateral, the Company does not presently anticipate that it will be required to honor any guarantees under the Employee Credit Facility, although there can be no assurance that the Company will not be so required in the future.


CURRENCY

The Company's functional currency is the United States ("U.S.") dollar. The Company writes a substantial portion of its business in currencies other than U.S. dollars and may, from time to time, experience significant exchange gains and losses and incur underwriting losses in currencies other than U.S. dollars, which will in turn affect the Company's financial statements. See Note 2 to the Consolidated Financial Statements.

The Company's foreign currency policy is to hold foreign currency assets, including cash and receivables, that approximate the net monetary foreign currency liabilities, including loss reserves and reinsurance balances payable. All changes in the exchange rates are recognized currently in the Company's statement of income. As a result of the Company's exposure to foreign currency fluctuations, it is anticipated that during periods in which the U.S. dollar appreciates, the Company will likely recognize foreign exchange losses.


EFFECTS OF INFLATION

The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on the Company are implicitly considered in the Company's catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim adjustment expenses. The actual effects of inflation on the results of the Company cannot be accurately known until claims are ultimately settled.


YEAR 2000

Certain computer programs and/or software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The Company has completed an assessment of its business applications and computer systems, and believes that all critical business applications and systems will function properly with respect to dates in the year 2000 and thereafter.

The Company is in the process of evaluating its potential exposures from the non-compliance, if any, of its vendors' and customers' systems with the Year 2000. There can be no assurance that the systems of its vendors and customers, on which the Company relies on for supporting information, will be timely converted and would not have an effect on the Company's business operations.

Currently, none of the Company's reinsurance or insurance policies specifically provides coverage for Year 2000 losses. The Company has begun to explicitly exclude coverage for Year 2000 losses from its policies, and expects to adopt this wording for the majority of its policies and contracts going forward. The Company believes that the potential for a material loss due to this exposure has been, or will be, minimized; however, there can be no assurance that potential losses would not have an adverse effect on the future results of operations.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 23 ]

The Company anticipates completing the Year 2000 evaluation prior to December 31, 1998 and it is anticipated that any future costs associated with the Year 2000 project will be minimal and accordingly not have an adverse effect on the future results of operations.


CURRENT OUTLOOK

It is anticipated that the competitive pressures that have existed since 1995 will continue into 1998. The Company anticipates that these pressures will continue to suppress the growth in premiums from property catastrophe reinsurance contracts. However, although no assurance can be given, the Company believes that opportunities in certain select markets will continue to exist, which because of the Company's technical advantages, and the Company's relationships with leading brokers, will enable the Company to find additional opportunities in the property catastrophe reinsurance business that otherwise would not be available.

Additionally, the Company's financial strength has enabled it to pursue opportunities outside of the property catastrophe reinsurance market, such as the expansion of Glencoe, the capitalization of DeSoto and the purchase of Nobel. The Company believes that its financial strength will enable it to continue to pursue other opportunities in the future. There can be no assurance that the Company's pursuit of such opportunities will materially impact the Company's financial condition and results of operations.

During recent fiscal years, there has been considerable consolidation among the leading reinsurance brokerage firms; whereby 70.1 percent of the Company's assumed premiums are sourced from five reinsurance brokers. Although there can be no assurance as to how this consolidation may effect the property catastrophe reinsurance business and the business of the Company, the Company believes that its valued relationships with the brokers will minimize any effect on the Company's business.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 24 ]

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the integrity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgements as required.

The Company's internal controls are designed so that transactions are authorized and executed in accordance with management's authorization, to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard the assets against unauthorized use or disposition. Such controls are based on established policies and procedures and are implemented by qualified personnel with an appropriate segregation of duties.

Ernst & Young, independent auditors, are retained to audit the Company's consolidated financial statements and express their opinion thereon. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, which includes the consideration of the Company's internal controls and an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. These procedures enable them to obtain a reasonable assurance about whether the financial statements are free of material misstatement and provide a reasonable basis for their opinion.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee. The Audit Committee meets periodically with the independent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.


/s/ James N. Stanard
--------------------
James N. Stanard
Chairman, President and Chief Executive Officer


/s/ John M. Lummis
-------------------
John M. Lummis
Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENAISSANCERE HOLDINGS LTD.

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.


Ernst & Young

Hamilton, Bermuda
January 14, 1998


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 25 ]

CONSOLIDATED BALANCE SHEETS


RenaissanceRe Holdings Ltd. and Subsidiaries

---------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, (expressed in thousands of United States dollars, except per share amounts)       1997         1996
---------------------------------------------------------------------------------------------------------------------
ASSETS

Investments and cash
   Fixed maturity investments available for sale, at fair value                                $ 710,166    $ 603,484
      (Amortized cost $722,447 and $601,907 at December 31, 1997 and 1996, respectively) (Note 3)
   Equity securities, at fair value (cost $24,229) (Note 3)                                       26,372          --
   Cash and cash equivalents                                                                     122,929     198,982
---------------------------------------------------------------------------------------------------------------------
          Total investments and cash                                                             859,467      802,466
Reinsurance premiums receivable                                                                   56,568       56,685
Ceded reinsurance balances                                                                        17,454       19,783
Accrued investment income                                                                         12,762       13,913
Deferred acquisition costs                                                                         5,739        6,819
Other assets                                                                                       8,759        5,098
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                   $ 960,749    $ 904,764
=====================================================================================================================

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY LIABILITIES
Reserve for claims and claim adjustment expenses (Note 5)                                      $ 110,037    $ 105,421
Reserve for unearned premiums                                                                     57,008       65,617
Bank loan (Note 6)                                                                                50,000      150,000
Reinsurance balances payable                                                                      21,778       18,072
Other                                                                                              9,541        4,215
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                248,364      343,325
---------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST - COMPANY OBLIGATED, MANDATORILY REDEEMABLE CAPITAL
   SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED
   DEBENTURES OF THE COMPANY (NOTE 7)                                                            100,000          --

MINORITY INTEREST - GLENCOE                                                                       13,682      15,236

COMMITMENTS AND CONTINGENCIES (NOTE 17)

SHAREHOLDERS' EQUITY (NOTES 8, 11 AND 16)

Common Shares: $1 par value-authorized 100,000,000 shares;
   issued and outstanding at December 31, 1997- 22,440,901 shares
   (1996 - 23,530,616 shares)                                                                     22,441       23,531
Additional paid-in capital                                                                        52,481      102,902
Unearned stock grant compensation (Note 15)                                                       (4,731)          --
Loans to officers (Note 15)                                                                           --       (3,868)
Net unrealized appreciation (depreciation) on investments (Note 3)                               (10,155)       1,577
Retained earnings                                                                                538,667      422,061
---------------------------------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                                                       598,703      546,203
---------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY                                 $ 960,749    $ 904,764
=====================================================================================================================

BOOK VALUE PER COMMON SHARE                                                                    $   26.68    $   23.21
=====================================================================================================================


See accompanying notes to the consolidated financial statements.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 26 ]

CONSOLIDATED STATEMENTS OF INCOME


RenaissanceRe Holdings Ltd. and Subsidiaries

-------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                                  1997         1996         1995
(expressed in thousands of United States dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------
REVENUES
Gross premiums written                                                                $228,287    $ 269,913    $ 292,607
-------------------------------------------------------------------------------------------------------------------------
Net premiums written                                                                  $195,752    $ 251,564    $ 289,928
Decrease (increase) in unearned premium                                                 15,738        1,264       (1,042)
-------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                                    211,490      252,828      288,886
Net investment income (Note 3)                                                          49,573       44,280       32,320
Foreign exchange gains (losses)                                                         (3,442)         789        3,045
Net realized gains (losses) on investments (Note 3)                                     (2,895)      (2,938)       2,315
-------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                                         254,726      294,959      326,566
-------------------------------------------------------------------------------------------------------------------------
EXPENSES
Claims and claim expenses incurred (Note 5)                                             50,015       86,945      110,555
Acquisition costs                                                                       25,227       26,162       29,286
Operational expenses                                                                    25,131       16,731       10,448
Corporate expenses                                                                       3,218        2,298        4,531
Interest expense                                                                         4,271        6,553        6,424
-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                         107,862      138,689      161,244
-------------------------------------------------------------------------------------------------------------------------
Income before minority interests and taxes                                             146,864      156,270      165,322

Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the
    Company (Note 7)                                                                    (6,998)          --           --
Minority interest - Glencoe                                                               (617)        (110)          --
-------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                    139,249      156,160      165,322

Income tax expense (Note 12)                                                                --           --           --
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                             139,249      156,160      165,322

Net income allocable to Series B Preference Shares                                          --           --        2,536
-------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                                           $139,249    $ 156,160    $ 162,786
=========================================================================================================================
EARNINGS PER COMMON SHARE - BASIC                                                     $   6.19    $    6.15    $    6.84

EARNINGS PER COMMON SHARE - DILUTED                                                   $   6.06    $    6.01    $    6.75
=========================================================================================================================


See accompanying notes to the consolidated financial statements.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 27 ]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


RenaissanceRe Holdings Ltd. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------

YEARS ENDED NET DECEMBER 31,                                    UNEARNED                  NET UNREALIZED
1997, 1996 and 1995                                ADDITIONAL   STOCK                     APPRECIATION                        TOTAL
(expressed in thousands of             COMMON      PAID-IN      GRANT          LOANS TO   (DEPRECIATION)    RETAINED   SHAREHOLDERS'
United States dollars)                 SHARES      CAPITAL      COMPENSATION   OFFICERS   ON  INVESTMENTS   EARNINGS         EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994             $ 141,201    $     --    $    --        $   --      $  (3,654)       $127,700    $ 265,247

Net income                                    --          --         --            --             --         165,322      165,322
Income allocated to Series B
    Preference Shares                         --          --         --            --             --          (2,536)      (2,536)
Net unrealized appreciation
    of investments                            --          --         --            --          6,353              --        6,353
Conversion of Series A
    Preference Shares                   (127,175)    127,175         --            --             --              --           --
Exercise of options, share grants
    and related items                        974       3,506         --            --             --              --        4,480
Stock dividend to common
    shareholders                           7,500      (7,500)        --            --             --              --           --
Issuance of Common Shares                  3,105      51,189         --            --             --              --       54,294
Loans to officers                             --          --         --        (2,728)            --              --       (2,728)
Dividends declared and paid
    to common shareholders                    --          --         --            --             --          (4,096)      (4,096)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                25,605     174,370         --        (2,728)        2,699          286,390      486,336

Net income                                    --          --         --            --            --          156,160      156,160
Net unrealized depreciation
    of investments                            --          --         --            --        (1,122)              --       (1,122)
Purchase of Common Shares                 (2,085)    (70,860)        --            --            --               --      (72,945)
Secondary registration costs                  --        (515)        --            --            --               --         (515)
Exercise of options and related items         11         (93)        --            --            --               --          (82)
Loans to officers                             --          --         --        (1,140)           --               --       (1,140)
Dividends declared and paid
    to common shareholders                    --          --         --            --            --          (20,489)     (20,489)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                23,531     102,902         --        (3,868)        1,577          422,061      546,203

Net income                                    --          --         --            --            --          139,249      139,249
Net unrealized depreciation
    of investments                            --          --         --            --       (11,732)              --      (11,732)
Purchase of Common Shares                 (1,513)    (51,945)        --            --            --               --      (53,458)
Secondary registration costs                  --      (1,300)        --            --            --               --       (1,300)
Exercise of options, share grants
    and related items                        423       2,824     (4,731)           --            --               --       (1,484)
Repayment of loans from officers              --          --         --         3,868            --               --        3,868
Dividends declared and paid
    to common shareholders                    --          --         --            --            --          (22,643)     (22,643)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997             $  22,441    $ 52,481     (4,731)       $   --     $ (10,155)        $538,667    $ 598,703
====================================================================================================================================


See accompanying notes to the consolidated financial statements.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 28 ]

CONSOLIDATED STATEMENTS OF CASH FLOWS

RenaissanceRe Holdings Ltd. and Subsidiaries
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, (expressed in thousands of United States dollars)
--------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES        1997           1996           1995
Net income                                        $139,249        $156,160       $165,322
Adjustments to reconcile net income to cash
   provided by operating activities:
Depreciation and amortization                        1,121             296            548
Realized loss (gain) on investments                  2,895           2,938         (2,315)
Reinsurance balances, net                            3,823          16,906         (5,440)
Ceded reinsurance balances                           2,328         (17,756)        (1,293)
Accrued investment income                            1,151             938         (6,117)
Reserve for unearned premiums                       (8,610)          5,173          1,043
Reserve for claims and claim adjustment expenses     4,617           4,976         37,177
Other, net                                           6,710           5,186          6,382
------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES          153,284         174,817        195,307
------------------------------------------------------------------------------------------
CASH FLOWS APPLIED TO INVESTING ACTIVITIES
Proceeds from maturities and sales of investments  697,532         317,582        268,575
Purchase of investments available for sale        (829,193)       (404,888)      (579,764)
Net sales of short-term investments                     --           4,988         72,547
Purchase of equities                               (81,452)             --             --
Proceeds from sale of equities                      57,958              --             --
Purchase of furniture and equipment                     --          (2,989)          (349)
Purchase of minority interest in Glencoe            (5,185)             --             --
Proceeds from sale of minority interest in Glencoe   3,000          15,126             --
------------------------------------------------------------------------------------------
NET CASH APPLIED TO INVESTING ACTIVITIES          (157,340)        (70,181)      (238,991)
------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES

Purchase of Common Shares                          (53,458)        (73,460)            --
Proceeds from issuance of Common Shares                 --              --         54,496
Net proceeds from (repayment of) bank loan        (100,000)         50,000         40,000
Redemption of Series B 15% Cumulative
  Redeemable Voting Preference Shares                   --              --        (57,874)
Proceeds from issuance of Capital Securities       100,000              --             --
Dividends paid                                     (22,643)        (20,489)        (4,096)
Repayments from (loans to) officers                  4,104            (868)        (2,728)
-----------------------------------------------------------------------------------------
NET CASH PROVIDED BY (APPLIED TO)
    FINANCING ACTIVITIES                           (71,997)        (44,817)        29,798
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                 (76,053)         59,819        (13,886)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR       198,982         139,163        153,049
-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR            $122,929        $198,982       $139,163
=========================================================================================

See accompanying notes to the consolidated financial statements.

RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 29 ]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.   ORGANIZATION

RenaissanceRe Holdings Ltd. ("RenaissanceRe"), was formed under the laws of Bermuda on June 7, 1993 and serves as the holding company for its wholly owned subsidiaries, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") and RenaissanceRe Capital Trust ("the Trust") and its majority owned subsidiary, Glencoe Insurance Ltd. ("Glencoe"). Renaissance Reinsurance and Glencoe were also incorporated in Bermuda and the Trust was incorporated in Delaware.

Renaissance Reinsurance primarily provides property catastrophe reinsurance coverage to insurers and reinsurers on a worldwide basis. Renaissance Reinsurance commenced its reinsurance underwriting operations on June 15, 1993. Glencoe primarily provides catastrophe-exposed property coverage on an insurance and reinsurance basis. Glencoe commenced its insurance underwriting operations on January 2, 1996.

On December 19, 1997, the Company announced it had executed a definitive agreement to acquire the operating subsidiaries of Nobel Insurance Limited, through a newly established U. S. holding company. The principal businesses of Nobel Insurance Limited are the service and underwriting of commercial property, casualty and surety risks for specialized industries and personal lines coverage for low value dwellings. The principal operating unit, Nobel Insurance Company ("Nobel"), is a Texas domiciled company, licensed in 50 states. In connection with the acquisition, Nobel's lead casualty reinsurers, American Reinsurance Company, and Inter-Ocean Reinsurance Company Ltd., have agreed to provide reinsurance for the casualty business with respect to future and prior accident years. Under the terms of the agreement, the Company will acquire the subsidiaries for $54.1 million in cash, and will provide $8.9 million of limited recourse financing to enable Nobel Insurance Limited to support certain obligations in the liquidation of its remaining operations. The acquisition is expected to be financed with a combination of bank debt and cash.


NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its subsidiaries, Renaissance Reinsurance and Glencoe. RenaissanceRe, Renaissance Reinsurance and Glencoe are collectively referred to herein as the "Company". All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of Glencoe and the Trust (see Note 7). Certain comparative information has been reclassified to conform to current presentation.


Use of estimates in financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's principal estimates include claims and claim adjustment expenses and certain premiums estimated on information from ceding companies. Actual results could differ from those estimates.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 30 ]

Premium revenues and related expenses

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are estimated based on information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined. Unearned premium reserves represent the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

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

Claims and claim adjustment expenses

The reserve for claims and claim adjustment expenses includes estimates for unpaid claims and claim adjustment expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on reports and individual case estimates received from ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.

Investments

Investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments is included as a separate component of shareholders' equity. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets.

Realized gains or losses on the sale of investments are determined on the basis of the specific identification method and include adjustments to the net realizable value of investments for declines in value that are considered to be other-than-temporary. Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. The amortization of premium and accretion of discount for fixed maturity securities is computed utilizing the interest method. The effective yield utilized in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications.


RenaissanceRe Holdings Ltd.  1997  Annual Report                         [ 31 ]

Fair value of financial instruments

Fair value disclosures with respect to certain financial instruments are included separately herein where appropriate. The carrying values of other financial instruments, including the bank loan payable, reinsurance premiums receivable and accrued investment income, approximate their fair value due to the short-term nature of the balances.

Earnings per share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. All earnings per share amounts for prior periods have been restated to conform to the requirements of SFAS No. 128.

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

Cash and cash equivalents

For the purposes of the statements of cash flows, cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

Stock incentive compensation plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not necessarily developed for use in valuing employee stock options. It is the opinion of management that disclosure of the pro forma impact of fair values provides a more relevant and informative presentation of the impact of stock options issued to employees than financial statement recognition of such amounts. Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the stock option exercise price at the date of grant.

New accounting pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130 requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income in the equity section of a statement of financial position. SFAS No. 131 requires disclosures about segments of a company and related information about the different types of business activities and the different economic environments in which it operates. These statements will be effective for periods beginning after December 15, 1997 with earlier application permitted. The effect of adopting these standards will not be material to the Company's financial position.

RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 32 ]

NOTE 3.   INVESTMENTS


The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:

==================================================================================================
                                                            GROSS             GROSS
DECEMBER 31, 1997                          AMORTIZED   UNREALIZED        UNREALIZED           FAIR
(amounts expressed in thousands)                COST        GAINS            LOSSES          VALUE
==================================================================================================
U.S. Government bonds                        $257,788       $   15         $    (18)      $257,785
Non-U.S. government bonds                     263,463        1,892           (8,512)       256,843
Non-U.S. corporate bonds                      194,320        1,808           (7,513)       188,615
Non-U.S. mortgage-backed securities             6,876           47               --          6,923
---------------------------------------------------------------------------------------------------
                                             $722,447       $3,762         $(16,043)      $710,166
==================================================================================================
==================================================================================================
                                                            GROSS             GROSS
DECEMBER 31, 1996                          AMORTIZED   UNREALIZED        UNREALIZED           FAIR
(amounts expressed in thousands)                COST        GAINS            LOSSES          VALUE
==================================================================================================
Non-U.S. government bonds                    $239,019       $1,338         $ (1,001)      $239,356
Non-U.S. corporate bonds                      328,398        2,110             (933)       329,575
Non-U.S. mortgage-backed securities            34,490           63               --         34,553
--------------------------------------------------------------------------------------------------
                                             $601,907       $3,511         $ (1,934)      $603,484
==================================================================================================

The gross unrealized gains and losses on equity securities at December 31, 1997 were as follows:

==================================================================================================
                                                            GROSS             GROSS
DECEMBER 31, 1997                                      UNREALIZED        UNREALIZED          FAIR
(amounts expressed in thousands)                COST        GAINS            LOSSES         VALUE
==================================================================================================
Equity securities                             $24,229       $3,777          $(1,634)      $26,372
==================================================================================================


Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

==================================================================================================
                                                                              DECEMBER 31, 1997
                                                                          ----------------------
                                                                          AMORTIZED         FAIR
(amounts expressed in thousands)                                          COST             VALUE
==================================================================================================
Due within one year                                                        $ 83,831     $ 84,105
Due after one through five years                                            477,443      473,027
Due after five through ten years                                             99,202       90,875
Due after ten years                                                          61,971       62,159
--------------------------------------------------------------------------------------------------
                                                                           $722,447     $710,166
==================================================================================================

The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.


==================================================================================================
                                                                               AT DECEMBER 31,
                                                                            -------------------
                                                                             1997          1996
==================================================================================================
AAA                                                                          56.9%        28.1%
AA                                                                           12.2         50.1
A                                                                            14.9         20.2
BBB                                                                           5.0          1.6
BB                                                                            4.9           --
B                                                                             6.1           --
--------------------------------------------------------------------------------------------------
                                                                            100.0%       100.0%
==================================================================================================


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 33 ]

Investment income

The components of net investment income are as follows:

=======================================================================================================
                                                                          YEARS ENDED DECEMBER 31,
(amounts expressed in thousands)                                    1997        1996           1995
=======================================================================================================
Fixed maturities                                                 $42,183        $36,335     $25,936
Short-term investments                                                --             53       2,974
Cash and cash equivalents                                          9,338          9,460       5,122
-------------------------------------------------------------------------------------------------------
                                                                  51,521         45,848      34,032
Investment expenses                                                1,948          1,568       1,712
-------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                            $49,573        $44,280     $32,320
=======================================================================================================

The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

=======================================================================================================
                                                                         YEARS ENDED DECEMBER 31,
(amounts expressed in thousands)                                    1997         1996           1995
=======================================================================================================
Gross realized gains                                             $  4,741       $ 1,240       $ 2,488
Gross realized losses                                              (7,636)       (4,178)         (173)
-------------------------------------------------------------------------------------------------------
Net realized gains (losses) on investments                         (2,895)       (2,938)        2,315
Unrealized gains (losses)                                         (11,732)       (1,122)        6,353
-------------------------------------------------------------------------------------------------------
TOTAL REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS      $(14,627)      $(4,060)       $8,668
=======================================================================================================

Proceeds from maturities and sales of fixed maturity investments were $697.5 million, $317.6 million and $268.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Proceeds from the sales of equity securities were $58.0 million for the year ended December 31, 1997.

At December 31, 1997, the Company's investments in equity securities and in cash and cash equivalents included $36.0 million of investments in non-U.S. dollar currencies, representing approximately 4.2 percent of invested assets. At December 31, 1996, cash and cash equivalents included $25.3 million of investments in non-U.S. dollar currencies, representing approximately 3.2 percent of invested assets.


NOTE 4.   CEDED REINSURANCE

The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. If reinsurers are unable to meet their obligations under the agreements, the Company would remain liable to the extent that any reinsurance company fails to meet its obligation. To date, there have been no losses reported to indicate that the Company's reinsurance coverage will be reached, and there are no amounts recoverable for claims and claim expenses from reinsurers. The earned reinsurance premiums ceded during 1997 were $25.1 million.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 34 ]

NOTE 5.   RESERVE FOR CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Estimates of claims and claim adjustment expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the possible severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Activity in the liability for unpaid claims and claim adjustment expense is summarized as follows:

--------------------------------------------------------------------------------
                                                  YEARS ENDED DECEMBER 31,
                                        ----------------------------------------
(amounts expressed in thousands)            1997            1996            1995
--------------------------------------------------------------------------------
Balance as of January 1                 $105,421        $100,445        $ 63,268
Incurred related to:
  Current year                            50,015          75,118          80,939
  Prior years                                 --          11,827          29,616
--------------------------------------------------------------------------------
  Total incurred                          50,015          86,945         110,555
Paid related to:
  Current year                             3,740          26,415          29,253
  Prior years                             41,659          55,554          44,125
--------------------------------------------------------------------------------
  Total paid                              45,399          81,969          73,378
--------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31               $110,037        $105,421        $100,445
================================================================================

The Company had no development of prior year reserves in 1997. During 1996, the Company incurred $11.8 million of claims and claim expenses for 1995 and prior periods primarily as a result of reserve increases for claims related to the Northridge, California earthquake and a retrocessional quota share contract. The additional development on both of these claims was partially offset by additional premiums received under the reinsured contracts. During 1995, the Company incurred $29.6 million of claims and claim expenses for 1994 and prior periods primarily as a result of reserve increases for claims related to the Northridge, California earthquake, reserve changes related to a retrocessional quota share contract and a large industrial catastrophe that occurred late in 1994. The additional development on these claims was partially offset by additional premiums received under the reinsured contracts. The Company's total reserve for incurred but not reported claims was $66.5 million at the end of 1997 compared to $42.7 million at the end of 1996.


NOTE 6.   BANK LOAN

On December 12, 1996, the Company amended and restated its unsecured Revolving Credit Facility with a syndicate of commercial banks. The amended and restated Revolving Credit Facility provides for the borrowing of up to $200 million on terms generally extended to prime borrowers. Effective September 8, 1997 the Revolving Credit Facility was amended to extend the termination date from December 1, 1999 to December 1, 2001. The full amount of the Revolving Credit Facility is available with two optional one year extensions, if requested by the Company and approved by the lenders, subject to certain maximum leverage ratios and other covenants. As of December 31, 1997, $50 million was outstanding under this agreement.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 35 ]

Interest payments on the Company's Revolving Credit Facility totaled $4.6 million, $6.9 million and $5.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.


NOTE 7.   CAPITAL SECURITIES

On March 7, 1997 the Company completed the sale of $100 million of "Company Obligated, Mandatorily Redeemable Capital Securities of a Subsidiary Trust holding solely $103,092,783.51 of the Company's 8.54 percent Junior Subordinated Debentures due March 1, 2027" ("Capital Securities") issued by the Trust, a newly created subsidiary business trust of the Company. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. Proceeds from the offering were used to repay a portion of the Company's outstanding indebtedness. Effective September 11, 1997 the Trust exchanged the Capital Securities for substantially the same securities registered under the Securities Act of 1933.

The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The Capital Securities and the related accrued dividends, are reflected in the consolidated financial statements as a minority interest.


NOTE 8.   SHAREHOLDERS' EQUITY

The Company's 100,000,000 authorized $1.00 par value Common Shares consist of three separate series with differing voting rights as follows:

----------------------------------------------------------------------------------------------------
                                                                                       ISSUED AND
                                                                        AUTHORIZED     OUTSTANDING
----------------------------------------------------------------------------------------------------
Full Voting Common Shares (the Common Shares)
    (includes all shares registered and available to the public)        81,570,583      19,674,184

Diluted Voting Class I Common Shares
    (the Diluted Voting I Shares)                                       16,789,776       2,448,504

Diluted Voting Class II Common Shares
    (the Diluted Voting II Shares)                                       1,639,641         318,213
----------------------------------------------------------------------------------------------------
                                                                       100,000,000      22,440,901
====================================================================================================


The Diluted Voting I Shares and the Diluted Voting II Shares (together the Diluted Voting Shares) were authorized at a special general meeting of shareholders on December 23, 1996 and subsequent to the authorization, affiliates of General Electric Investment Corporation exchanged 5.7 million Common Shares for 4.2 million Diluted Voting I Shares and 1.5 million Diluted Voting II Shares, and as such are the sole holders of such diluted voting securities.

The Diluted Voting Shareholders vote together with the common shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9 percent on most corporate matters. Each Diluted Voting II Share has a one-third vote on most corporate matters. The Diluted Voting Shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the common shareholders. The Company currently does not intend to register or list the Diluted Voting Shares on the New York Stock Exchange.

On June 23, 1997, concurrent with a secondary offering, the Company purchased for cancellation 700,000 Common Shares at $36.29 per share, for an aggregate price of $25.4 million from the


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 36 ]

Company's founding institutional shareholders or their successors.

On May 8, 1997 the shareholders voted to reduce the authorized number of Common Shares from 200,000,000 to 100,000,000. Subsequent to that vote, shareholders approved the authorization of 100,000,000 shares of preference stock.

On December 13, 1996, the Board of Directors approved a capital plan which was comprised of two components. First, the Company purchased 2,085,361 Common Shares at $34.50 per share for an aggregate price of $71.9 million on a pro-rata basis from its founding institutional investors. Second, on January 22, 1997 the Company completed a fixed price tender offer for 813,190 Common Shares at $34.50 per share for an aggregate price of $28.1 million.

In November 1997, June 1997 and February 1996, the Company paid for the costs of secondary offerings of the Company's Common Shares sold by the founding institutional investors. The Company incurred costs of $0.6, $0.7 and $0.5 million, respectively, with respect to the registrations which are reflected as a reduction to additional paid-in capital on the balance sheet.

On July 26, 1995, the Company issued 3,105,000 Common Shares for proceeds, net of fees, discounts and commissions, of approximately $56.3 million in an initial public offering (the "IPO"). Costs associated with the IPO, totaling approximately $2.0 million were deducted from the related proceeds. The net amount received in excess of Common Share par value was recorded as additional paid-in capital.

In March 1995, the Company adopted a plan of recapitalization (the "Recapitalization") and completed certain other transactions designed to produce a capital structure comprised entirely of Common Shares. In connection therewith:

- The Company effected a consolidation and subdivision of its authorized share capital allocated to Common Shares of $1.00 par value each and reallocated the entire $200 million authorized capital of the Company to its Common Shares. The Company issued a stock dividend of one fully-paid Common Share for each two issued and outstanding Common Shares (the "Stock Dividend"). This issuance reclassified $7.5 million to the Company's Common Shares from additional paid-in capital.

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

In May, 1994 the Company received $100 million with respect to the issuance of 1,000,000 Series B Preference Shares at a price of $100 each to the founding institutional investors. Dividends related to the Series B Preference Shares amounted to $2.5 million in 1994. In December, 1994 the Company redeemed 575,414 Series B Preference Shares, and in April 1995 all remaining Series B Preference Shares and accumulated dividends were redeemed.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 37 ]

NOTE 9.   EARNINGS PER SHARE


As discussed in Note 2, the Company adopted SFAS No. 128 - "Earnings per Share", as of December 31, 1997. The numerator in both the Company's basic and diluted earnings per share calculations are identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding:

================================================================================================
(in thousands of per share amounts)                           1997           1996           1995
================================================================================================
Weighted average shares - basic                             22,496         25,388         23,794
Per share equivalents of employee
   stock options and restricted shares                         471            607            327
------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES - DILUTED                           22,967         25,995         24,121
================================================================================================

NOTE 10.   RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

The Company has in force several treaties with USF&G, subsidiaries of USF&G and affiliates of General Electric Investments ("GEI") covering property catastrophe risks in several geographic regions. The terms of these treaties were determined in arms length negotiations and the Company believes that such terms are comparable to terms the Company would expect to negotiate in similar transactions with unrelated parties. For the years ended December 31, 1997, 1996 and 1995, the Company received $19.2 million, $27.9 million and $45.7 million in reinsurance premiums and deposits related to these treaties, respectively.

Renaissance Reinsurance has entered into Investment Advisory Agreements with each of Warburg, Pincus Investments International (Bermuda) Ltd., ("Counselors"), an affiliate of Warburg, Pincus, GE Investment Management, an affiliate of GEI, and Falcon Asset Management (Bermuda), Ltd. ("Falcon"), an affiliate of USF&G. Counselors, GE Investment Management and Falcon currently manage approximately 95 percent of the Company's investment portfolio, subject to the Company's investment guidelines. The terms of the Investment Advisory Agreements were determined in arms length negotiations. The performance of, and the fees paid to, Counselors, GE Investment Management and Falcon under the Investment Advisory Agreements are reviewed periodically by the Board. Such fees paid to Counselors, GE Investment Management and Falcon aggregated to $1.2 million, $1.1 million and $1.4 million for the years ended December 31, 1997, 1996 and 1995, respectively.

During the years ended December 31, 1997, 1996 and 1995, the Company received 70.1%, 58.5%, and 47.9%, respectively, of its premium assumed from its five largest reinsurance brokers. Subsidiaries and affiliates of J&H Marsh & McLennan, Inc., E. W. Blanch & Co., Benfield Greig Ltd., AON Re Group and Bates Turner, L.L.C. (a GE Capital Services Company, an affiliate of GEI) accounted for approximately 23.5%, 21.2%, 13.1%, 7.9% and 4.4%, respectively, of the Company's net premiums written in 1997.


NOTE 11.   DIVIDENDS

During 1997, four regular quarterly dividends of $0.25 per share were paid to shareholders of record as of February 19, May 22, August 20, and November 20. During 1996, four regular quarterly dividends of $0.20 per share were paid to shareholders of record as of February 20, May 16, August 20, and November 19. During 1995 the Company paid a dividend of $0.16 per share, payable to shareholders of record as of November 21. The total amount of dividends paid to common shareholders during 1997, 1996 and 1995 was $22.6 million, $20.5 million and $4.1 million, respectively.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 38 ]

NOTE 12.   TAXATION


Under current Bermuda law, neither RenaissanceRe, Renaissance Reinsurance nor Glencoe are required to pay taxes in Bermuda on either income or capital gains.


NOTE 13.   GEOGRAPHIC INFORMATION

Financial information relating to gross premiums by geographic region is as follows:

==================================================================================================
                                                                     YEARS ENDED DECEMBER 31,
(amounts expressed in thousands)                                1997           1996        1995
--------------------------------------------------------------------------------------------------
United States                                               $123,717       $126,611      $144,077
Worldwide                                                     27,930         44,460        59,137
Worldwide (excluding U.S.)                                    32,005         38,746        41,311
Europe (including the United Kingdom)                         21,007         31,534        25,365
Other                                                         16,738         18,958        11,720
Australia and New Zealand                                      6,890          9,604        10,997
--------------------------------------------------------------------------------------------------
TOTAL GROSS PREMIUMS WRITTEN                                $228,287       $269,913      $292,607
==================================================================================================

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.


NOTE 14.   EMPLOYEE BENEFIT PLANS

Pension plans

The Company's employees that are not subject to U.S. taxation may participate in a contributory savings and investment plan. Each employee in the non-U.S. plan may contribute to the plan. Employee contributions are matched at a rate of 100 percent of the first 6 percent of compensation contributed to the plan. The Company's employees that are subject to U.S. taxation participate in a defined contribution savings and investment plan. Employee contributions are matched at a rate of 50 percent, subject to IRS and ERISA regulations. In addition the Company provides a health benefit plan providing hospital, medical and other health benefits.


NOTE 15.   STOCK INCENTIVE COMPENSATION PLANS

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

The Company adopted the disclosure-only method under SFAS No. 123, "Accounting for Stock Based Compensation", as of December 31, 1996. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro forma footnote purposes with the following assumptions used for grants in all years; dividend yield of 2.5 percent, expected option life of five years, and expected volatility of 25.09 percent per annum. The risk-free interest rate was assumed to be 6.50 percent in 1996 and 6.00 percent in 1997. If the compensation cost had been determined based upon the fair value method recommended in SFAS No. 123, the Company's net income would have been $135.4 million, $155.4


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 39 ]
million and $161.8 million for each of 1997, 1996 and 1995, respectively, and the Company's earnings per share on a diluted basis would have been $5.89, $5.98 and $6.71 for each of 1997, 1996 and 1995, respectively.

The following is a table of the changes in options outstanding for 1997, 1996 and 1995:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     WEIGHTED    FAIR        RANGE
                                                OPTIONS                              AVERAGE     VALUE       OF
                                                AVAILABLE            OPTIONS         EXERCISE    OF          EXERCISE
                                                FOR GRANT            OUTSTANDING     PRICE       OPTIONS     PRICES
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                             --            100,000         $ 1.00
Authorized                                      2,900,000
 Options granted
  Exercise price at market price                 (877,650)           877,650         $13.43      $  3.59     $13.00-$15.55
  Exercise price below market price               (24,000)            24,000         $19.50      $ 10.37            $19.50
Options exercised                                                   (100,000)        $ 1.00
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                      1,998,350            901,650         $13.59
Options granted
  Exercise price at market price                 (424,349)           424,349         $29.41      $  7.86     $29.25-$29.55
Options exercised                                                    (28,738)        $14.91
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                      1,574,001          1,297,261         $18.74
Authorized                                      1,000,000
Shares turned in or withheld                      114,287
Options granted
  Exercise price at market price                 (705,949)           705,949         $37.49      $  9.67     $34.18-$44.61
Options forfeited                                 144,436           (144,436)        $28.91
Options exercised                                                   (571,967)        $15.23
Restricted stock issued                          (174,704)
Restricted stock forfeited                          8,249
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,1997                       1,960,320          1,286,807         $26.67
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS EXERCISABLE AT
DECEMBER 31, 1997                                                    149,285
------------------------------------------------------------------------------------------------------------------------------------

In 1996, the Company established a Non-Employee Director Stock Plan to issue stock options and shares of restricted stock. The maximum number of shares which may be issued under the plan shall not exceed 100,000 Common Shares. Under this plan, 24,000 options to purchase Common Shares and 1,870 restricted Common Shares have been issued. The options and restricted Common Shares vest ratably over three years.

Under the Company's 1993 Stock Incentive Plan, options for 100,000 Common Shares (base options) were issued to employees. The exercise price of the base options was one U.S. dollar per share, which approximated fair value at the date of grant for 85,000 of the base options. The remaining 15,000 base options were granted when the exercise price was below the estimated fair value per share, and, as such, the difference of approximately $1 million between the estimated fair value at the date of grant, as determined by the Company's Board of Directors and the exercise price was reflected in the accompanying financial statements as a non-cash compensation charge. In connection with the Recapitalization, the base option plan was amended to allow for the immediate exercise of all base options into 787,500 restricted Common Shares with a vesting schedule identical to the original base option plan. In connection with the issuance of the restricted Common Shares in 1995, the $2.5 million fair value of such shares, based on the fair value as determined by the Company's Board of Directors, has been reflected in the financial


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 40 ]
statements as a non-cash compensation expense. There was no compensation expense in 1997 or 1996. Compensation expense for this plan was $2.8 million in 1995.

During 1997, the shareholders approved an increase in the number of authorized shares by 1,000,000 shares, the issuance of share-based awards, the issuance of restricted Common Shares and an adjustment in the calculation of shares available for issuance thereunder by deeming the number of shares tendered to, or withheld by the Company in connection with certain option exercises and in satisfaction of tax withholding liabilities to be so available.

During 1997, the Company's Board of Directors approved an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of Common Shares of up to 50 percent of their bonus in lieu of cash, with an associated grant of an equal number of restricted shares. The restricted Common Shares vest ratably over three years. During the restricted period, the employee receives dividends and votes the restricted Common Shares, but the restricted shares may not be sold, transferred or assigned. In 1997, the Company issued 46,424 restricted shares with a value of $1.7 million under this plan. Additionally, the Board of Directors granted 128,279 restricted shares with a value of $4.9 million to certain executive officers of the Company. The shares granted to executive officers vest ratably over four years. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $0.7 million in 1997.


NOTE 16.   STATUTORY REQUIREMENTS

Under the Insurance Act, 1978, amendments thereto and related regulations of Bermuda ("the Act"), Renaissance Reinsurance and Glencoe are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires Renaissance Reinsurance and Glencoe to maintain certain measures of solvency and liquidity during the period. As at December 31, 1997 the statutory capital and surplus of the Company's subsidiaries was $665 million and the amount required to be maintained was $115 million.

Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and is therefore restricted as to the payment of dividends in the amount of 25 percent of the prior year's statutory capital and surplus, unless at least two members of the board of directors attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 1997, Renaissance Reinsurance paid aggregate cash dividends of $117.5 million to RenaissanceRe.

Glencoe is also eligible as an excess and surplus lines insurer in a number of states in America. There are various capital and surplus requirements in these states, with the most onerous requiring the Company to maintain a minimum of $15 million in capital and surplus. In this regard the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirements are met.


NOTE 17.   COMMITMENTS AND CONTINGENCIES

Lease commitments and fixed assets

The Company maintains an operating lease with respect to its offices. Rent payments totaled $0.6 million in 1997 which will continue through September 30, 2001. In addition, the Company is


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 41 ]
party to certain lease commitments with respect to housing on behalf of certain officers of the Company.


Financial instruments with off-balance sheet risk

As of December 31, 1997, the Company did not maintain any financial instruments that exposed the Company to any off-balance sheet risks.


Concentration of credit risk

None of the Company's investments exceeded 10 percent of shareholders' equity at December 31, 1997.


Letters of credit

Effective as of December 31, 1997 the Company's bankers have issued letters of credit of approximately $24.7 million in favor of certain ceding companies. The letters of credit are secured by cash and cash equivalents of similar amounts.


Employment agreements

The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock under a change in control, as defined therein and by the Company's stock option plan.


Employee credit facility

In June of 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's stock, and to facilitate purchases of the Company's stock by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the stock purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. In addition, the Company has agreed to provide loans to the officers for interest payments under the bank loans. At December 31, 1997, the bank loans guaranteed by the Company totaled $7.9 million. At December 31, 1997, the common stock that collateralizes the loans had a fair value of $20.4 million.


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 42 ]

NOTE 18.   QUARTERLY FINANCIAL RESULTS (UNAUDITED)


--------------------------------------------------------------------------------------------------------------------------
                                        QUARTER ENDED         QUARTER ENDED         QUARTER ENDED         QUARTER ENDED
                                          MARCH 31,              JUNE 30,           SEPTEMBER 30,          DECEMBER 31,
(amounts expressed in thousands,     -------------------   -------------------   -------------------   -------------------
except per share amounts)                1997       1996       1997       1996       1997      1996       1997       1996
--------------------------------------------------------------------------------------------------------------------------
Net premiums earned                  $ 55,901   $ 61,699   $ 51,463   $ 62,015   $ 52,995   $ 63,453   $ 51,131   $ 65,661
Net investment income                  12,125     10,058     12,216     10,267     12,653     12,620     12,579     11,335
Net foreign exchange
   gains (losses)                      (1,643)       (94)       479       (558)      (356)       266     (1,922)     1,175
Net realized investment
   gains (losses)                         166       (617)      (302)    (1,514)     1,053       (660)    (3,812)      (147)
--------------------------------------------------------------------------------------------------------------------------
Total revenue                        $ 66,549   $ 71,046   $ 63,856   $ 70,210   $ 66,345   $ 75,679   $ 57,976   $ 78,024
--------------------------------------------------------------------------------------------------------------------------
Claims and claim
   expenses incurred                 $ 14,238   $ 19,981   $ 11,106   $ 19,336   $ 14,673   $ 26,298   $  9,998   $ 21,330

Net income                           $ 35,437   $ 39,171   $ 37,005   $ 39,281   $ 35,408   $ 36,463   $ 31,399   $ 41,245

Earnings per share - basic           $   1.56   $   1.54   $   1.63   $   1.54   $   1.59   $   1.43   $   1.41   $   1.64

Earnings per share - diluted         $   1.52   $   1.50   $   1.59   $   1.51   $   1.56   $   1.40   $   1.38   $   1.60

Weighted average shares - basic        22,779     25,443     22,700     25,445     22,233     25,532     22,271     25,130

Weighted average shares - diluted      23,295     26,088     23,201     26,076     22,699     26,084     22,673     25,732

Claims and claim expense ratio           25.5%      32.4%      21.6%      31.2%      27.7%      41.5%      19.6%      32.5%
Underwriting expense ratio               22.0%      15.6%      23.4%      16.0%      24.1%      17.4%      25.9%      18.7%
Combined ratio                           47.5%      48.0%      45.0%      47.2%      51.8%      58.9%      45.5%      51.2%
==========================================================================================================================

All earnings per share amounts have been restated to conform to the requirements of Financial Accounting Standards Board Statement No. 128, "Earnings per Share".


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 43 ]

DIRECTORS AND OFFICERS (as of March 1, 1998)


BOARD OF DIRECTORS

RenaissanceRe Holdings Ltd.

JAMES N. STANARD(3)
Chairman of the Board

ARTHUR S. BAHR(1) (2)
Retired
General Electric Investment Corporation

THOMAS A. COOPER(1) (2)
TAC Associates

EDMUND B. GREENE
General Electric Company

DAN L. HALE(1) (2)
USF&G

GERALD L. IGOU(3)
General Electric Investment Corporation

KEWSONG LEE(1)
E. M. Warburg, Pincus & Co., L.L.C.

HOWARD H. NEWMAN(2)
E. M. Warburg, Pincus & Co., L.L.C.

SCOTT E. PARDEE(1) (3)
Massachusetts Institute of Technology

JOHN C. SWEENEY(3)
Falcon Asset Management

DAVID A. TANNER(3)
E. M. Warburg, Pincus & Co., L.L.C.(4)


Committees of the Board:

    (1) Audit
    (2) Compensation
    (3) Investment
    (4)through December 1, 1997


OFFICERS

RenaissanceRe Holdings Ltd.

JAMES N. STANARD
Chairman of the Board,
President & Chief Executive Officer

KEITH S. HYNES
Executive Vice President

WILLIAM I. RIKER
Executive Vice President

JOHN M. LUMMIS
Senior Vice President
& Chief Financial Officer

MARTIN J. MERRITT
Vice President & Controller

JOHN D. NICHOLS, JR.
Vice President, Secretary & Treasurer


Renaissance Reinsurance Ltd.

JAMES N. STANARD
Chairman of the Board

WILLIAM I. RIKER
President & Chief Operating Officer

DAVID A. EKLUND
Executive Vice President

ROBERT E. HYKES
Vice President

JAYANT S. KHADILKAR
Vice President

KEVIN J. O'DONNELL
Vice President

RUSSELL M. SMITH
Vice President


Glencoe Insurance Ltd.

JAMES N. STANARD
Chairman of the Board

KEITH S. HYNES
President & Chief Executive Officer

ALBERT J. COLOSIMO
Vice President

CRAIG W. TILLMAN
Assistant Vice President


DeSoto Insurance Company

KEITH S. HYNES
Chairman of the Board

ROBERT L. RICKER
President

JOHN D. MCCONNELL
Chief Financial Officer


RenaissanceRe Holdings Ltd.  1997  Annual Report                          [ 44 ]

FINANCIAL AND INVESTOR INFORMATION

For general information about the Company or for copies of the annual report, quarterly earnings releases and Forms 10-K and 10-Q, please contact:

John D. Nichols, Jr.
Vice President, Secretary & Treasurer
Tel:  441-299-7215
Internet: jdn@renre.com

STOCK INFORMATION

The Company's stock is listed on The New York Stock Exchange under the symbol
RNR.

The following table sets forth the high and low closing sales prices per share, as reported on the New York Stock Exchange Composite Tape for the four fiscal quarters of 1997 and 1996:


--------------------------------------------------------------------------------
                            1997 PRICE RANGE             1996 PRICE RANGE
                          HIGH            LOW           HIGH            LOW
--------------------------------------------------------------------------------
First quarter             40.00          32.63          31.75          26.88(1)

Second quarter            39.63          34.13          31.00          26.88(1)

Third quarter             45.88          37.88          30.88          26.75

Fourth quarter            49.94          39.88          36.00          27.88

--------------------------------------------------------------------------------

(1) The Company's stock was traded on the Nasdaq National Market ("NNM") through July 23, 1996. For this period the prices above represent the NNM high ask and low bid information.


INDEPENDENT AUDITORS

Ernst & Young
Hamilton, Bermuda

TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
USA
Web site: www.chasemellon.com

All written requests should be sent to:
Shareholder Services
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box HM2527
Hamilton HMGX, Bermuda

                          RENAISSANCERE HOLDINGS LTD.

                               Renaissance House
                               8-12 East Broadway
                             Pembroke HM19, Bermuda
                               Tel: 441-295-4513
                               Fax: 441-292-9453
                           Internet: jdn(a)renre.com
                            Web site: www.renre.com