Form 10-K, Exhibit 13
period 1998-12-31
RENAISSANCERE HOLDINGS LTD
filed 1999-04-01
CIK 913144

--------------------------------------------------------------------------------

                          ===========================
                            SELECTED FINANCIAL DATA
                          ===========================


The following summary financial information should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented on pages 28 to 48 in this Annual Report.

(in thousands, except per share data)              1998             1997             1996             1995             1994
                                             ------------------------------------------------------------------------------
Income Statement Data
Gross premiums written                       $  270,460         $228,287         $269,913         $292,607         $273,481
Net premiums written                            195,019          195,752          251,564          289,928          269,954
Net premiums earned                             204,947          211,490          252,828          288,886          242,762
Net investment income                            52,834           49,573           44,280           32,320           14,942
Total revenues                                  260,527          254,726          294,959          326,566          261,392

Claims and claim expenses                       112,752           50,015           86,945          110,555          114,095
Acquisition and operating expenses               61,031           50,358           42,893           39,734           35,378
Net income                                       74,577          139,249          156,160          162,786           96,419

Earnings per Common Share - basic                 $3.39            $6.19            $6.15            $6.84            $4.24
Earnings per Common Share - diluted                3.33             6.06             6.01             6.75             4.24
Dividends per share                                1.20             1.00             0.80             0.16               --
                                             ------------------------------------------------------------------------------

Balance Sheet Data
Total investments                            $  826,608         $736,538         $603,484         $528,836         $284,493
Cash and cash equivalents                       115,701          122,929          198,982          139,163          153,049
Total assets                                  1,356,164          960,749          904,764          757,060          509,410
Reserve for claims and claim expenses           298,829          110,037          105,421          100,445           63,268
Capital Securities(1)                           100,000          100,000               --               --               --
Shareholders' equity                            612,232          598,703          546,203          486,336          265,247

Book value per Common Share                  $    28.28         $  26.68         $  23.21         $  18.99         $  11.79
                                             ------------------------------------------------------------------------------

Operating Ratios
Claims and claim expense ratio                     55.0%            23.7%            34.3%            38.3%            47.0%
Underwriting expense ratio                         29.8%            23.8%            17.0%            13.7%            14.6%
Combined ratio                                     84.8%            47.5%            51.3%            52.0%            61.6%

(1)Represents minority interest - company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company.

--------------------------------------------------------------------------------
14 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 15
--------------------------------------------------------------------------------


                ================================================
                                  MANAGEMENT'S
                             DISCUSSION AND ANALYSIS
                ================================================

                of Results of Operations and Financial Condition

GENERAL

RenaissanceRe Holdings Ltd. ("RenaissanceRe") is a Bermuda based holding company with operating subsidiaries engaged in reinsurance and insurance. RenaissanceRe's principal operating subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") provides property catastrophe reinsurance coverage to insurers and reinsurers, primarily on an excess of loss basis. During 1998, Renaissance Reinsurance wrote $207.2 million of premium and based on gross premiums written, Renaissance Reinsurance is one of the largest providers of this coverage in the world. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. In connection with the coverage it provides, Renaissance Reinsurance is also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.

     RenaissanceRe is continuing to expand its primary insurance business through internal growth and acquisition. In 1996 RenaissanceRe incorporated Glencoe Insurance Ltd. ("Glencoe"). Glencoe provides primary catastrophe-exposed property coverage on an excess and surplus lines basis, and is eligible to write business in 29 states. During 1998, Glencoe wrote $5.6 million of primary insurance premium.

     In January 1998, RenaissanceRe began to provide personal lines coverages through DeSoto Insurance Company ("DeSoto"), a wholly owned subsidiary of Glencoe. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowner policies from the Florida JUA, a state sponsored insurance company. During 1998, DeSoto wrote $26.7 million of primary homeowners insurance coverage.

     On June 25, 1998, RenaissanceRe, through it's U.S. holding company, Renaissance U.S. Holdings, Inc. ("Renaissance U.S.") completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. During the fourth quarter of 1998, RenaissanceRe recorded after tax charges of $40.1 million related to Nobel Insurance Company ("Nobel"). As a result of these charges, RenaissanceRe adopted a plan to exit each of Nobel's current businesses. Nobel will continue to operate these business units during the sales process. See Financial Condition - Nobel.

     In October 1998, Renaissance Reinsurance of Europe ("Renaissance Europe") was incorporated under the laws of Ireland as a wholly owned subsidiary of Renaissance Reinsurance to provide certain property catastrophe reinsurance coverage in Europe.

     On December 31, 1998, RenaissanceRe entered into an agreement to purchase a 10 percent interest in Inter-Ocean Holdings Ltd. Also, effective January 11, 1999, RenaissanceRe entered into a joint venture, Top Layer Re, with State Farm Mutual Automobile Insurance Company ("State Farm") to provide high layer coverage for non-U.S. risks.

     RenaissanceRe and its subsidiaries' (the "Company") results depend to a large extent on the frequency and severity of catastrophic events, and the coverage offered to clients impacted thereby. In addition, from time to time, the Company may consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business. In evaluating such new ventures, the Company seeks an attractive return on equity, the ability to develop or capitalize on a competitive advantage and opportunities that will not detract from its core reinsurance operations. Accordingly, the Company regularly reviews strategic opportunities and periodically engages in discussions regarding possible transactions.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SAFE HARBOR DISCLOSURE

In connection with, and because it desires to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements in the following discussion and elsewhere in this Annual Report. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. In particular, statements using verbs such as "expect", "anticipate", "intends", "believe" or words of similar impact generally involve forward-looking statements.

     In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates; (ii) a decrease in the level of demand for the Company's reinsurance or insurance business, or increased competition in the industry; (iii) the lowering or loss of one of the financial or claims-paying ratings of the Company or one or more of its subsidiaries; (iv) risks associated with implementing business strategies of the Company; (v) uncertainties in the Company's reserving process; (vi) failure of the Company's reinsurers to honor their obligations;
(vii) actions of competitors including industry consolidation; (viii) loss of services of any one of the Company's key executive officers; (ix) the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which the Company operates; (x) challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under the current laws; (xi) changes in economic conditions, including currency rate conditions which could affect the Company's investment portfolio; (xii) uncertainties with respect to the Company's planned reinsurance or distribution of certain operating units of Nobel Insurance Company; (xiii) risks relating to the Year 2000 issue; or (xiv) a contention by the United States Internal Revenue Service that the Company or Renaissance Reinsurance is engaged in the conduct of a trade or business within the U.S. The foregoing review of important factors should not be construed as exhaustive; the Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

Year Ended December 31, 1998

Compared to Year Ended December 31, 1997

Net operating income, excluding the Nobel fourth quarter $40.1 million after tax charge and excluding realized investment gains and losses, for the year ended December 31, 1998 was $121.5 million compared to $142.1 million for the year ended December 31, 1997. The decrease was primarily related to a decrease in net premiums earned, an increase in net claims and claim expenses and an increase in operating expenses, partially offset by an increase in investment income and an increase in other income. The above factors resulted in a decrease in operating earnings per Common Share to $5.42 for the year ended December 31, 1998 from $6.19 for the year ended December 31, 1997. Earnings, excluding the Nobel charge, but including realized gains and losses on investments, decreased to $114.7 million in 1998 from $139.2 million in 1997.

     Including the Nobel charge, net operating income for the year ended December 31, 1998 was $81.5 million compared to $142.1 million for the year ended December 31, 1997. The decrease was primarily due to the fourth quarter Nobel charge. The Nobel charge included after tax amounts of $29.6 million for adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. Earnings per Common Share decreased to $3.33 per share in 1998, compared with $6.06 in 1997 primarily as a result of the Nobel charge. See Financial Condition - Nobel.

     Gross premiums written for the year ended December 31, 1998 increased 18.5 percent to $270.5 million from $228.3 million for the year ended December 31, 1997. The increase


--------------------------------------------------------------------------------
16 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                              RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT  17
--------------------------------------------------------------------------------

resulted from the inclusion of $30.9 million of premiums from Nobel, which was acquired in June 1998, and of $26.7 million of premiums from DeSoto, which began providing coverage in January of 1998. Partially offsetting the growth in the primary insurance premiums was a 6.3 percent decrease in the Company's reinsurance operations from $221.2 million in 1997 to $207.2 million in 1998.

     The property catastrophe reinsurance market and the primary insurance market continued to be highly competitive in 1998. Because the property catastrophe reinsurance business has been one of the most profitable segments of the market, it is the focus of much competition, which has resulted in lower premiums measured on a risk-adjusted basis.

     The 6.3 percent premium decrease from the Company's reinsurance operations was the result of a 16.4 percent decrease in premiums due to the Company or the cedent not renewing coverage and a 14.0 percent decrease related to changes in pricing, participation levels and coverage on renewed business, partially offset by a 24.1 percent increase in premiums related to new business. The decrease in premiums resulted in part from consolidation of the Company's customers.

     During 1998, consistent with its risk management practices and the availability of coverage responsive to the Company's risk profile, the Company increased the level of property catastrophe reinsurance coverage purchased for its own account. Ceded premiums written in the Company's reinsurance operations during 1998 were $47.7 million compared to $31.6 million in 1997. Additionally, the Company's primary operations had ceded written premiums of $27.7 million (1997 - $.9 million). To the extent that appropriately priced coverage is available, the Company anticipates continued use of reinsurance to reduce the potential volatility of its results.

     The Company's gross premiums written by geographic region were as follows:

--------------------------------------------------------------------------------
(in thousands)

Year ended December 31,                                    1998            1997
                                                       -------------------------
Geographic Region
United States - reinsurance                            $128,387         $116,676
United States - primary                                  63,271            7,041
Worldwide                                                20,584           27,930
Worldwide
   (excluding U.S.)                                      26,380           32,005
Europe (including the
   United Kingdom)                                       18,532           21,007
Other                                                     9,374           16,738
Australia and New Zealand                                 3,932            6,890
                                                       -------------------------
Total Gross Premiums
   Written                                             $270,460         $228,287
                                                       -------------------------

--------------------------------------------------------------------------------

   The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.

   The table below sets forth the Company's combined ratio and components thereof:

--------------------------------------------------------------------------------
Year ended December 31,                                    1998            1997
                                                       -------------------------
Claims and claim expenses                                  55.0%           23.7%
Underwriting expense ratio                                 29.8            23.8
                                                       -------------------------
Combined ratio                                             84.8%           47.5%
                                                       -------------------------

--------------------------------------------------------------------------------

     The Company's combined ratio and components thereof, excluding the Nobel charge, were as follows:

--------------------------------------------------------------------------------
Year ended December 31,                                    1998            1997
                                                       -------------------------
Claims and claim expenses                                  33.1%           23.7%
Underwriting expense ratio                                 29.3            23.8
                                                       -------------------------
Combined ratio                                             62.4%           47.5%
                                                       -------------------------

--------------------------------------------------------------------------------

     This claims ratio does not reflect the benefits of a recovery on a non-indemnity catastrophe index transaction which is included in other income.

     In the fourth quarter of 1998, the Company recorded pre tax charges of $45.0 million for claims and claim expenses on the casualty and surety books of business of Nobel. See Financial Condition - Nobel.

     Excluding the Nobel charge, the claims and claim expenses

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


incurred for the year ended December 31, 1998 were $67.8 million, or 33.1 percent of net premiums earned. In comparison, claims and claim expenses incurred for the year ended December 31, 1997 were $50.0 million, or 23.7 percent of net premiums earned. The primary reasons for the increase in the loss ratios are 1) a decrease in the net earned premiums, which is primarily related to an increase in ceded premiums written and 2) the inclusion of the operations of Nobel and DeSoto during 1998, whose loss ratios, based on the nature of those businesses, are normally higher than those of Renaissance Reinsurance.

     The year ended December 31, 1998 was the third worst year for insured U.S. catastrophe losses. In comparison, the year ended December 31, 1997 was a relatively light year for natural catastrophe losses. However, largely due to Renaissance Reinsurance's reinsurance protection, the net loss ratio of Renaissance Reinsurance was not significantly impacted by the 1998 catastrophe loss events. Net reinsurance claims for Renaissance Reinsurance in 1998 were $42.4 million, or 25.0 percent of net premiums earned as compared with $49.0 million in 1997 or 23.6 percent of net premiums earned. Gross claims in 1998 included claims on a number of aggregate stop loss and excess of loss contracts, as well as claims related to Hurricane Georges, the January Canadian Freeze, Hurricane Bonnie and additional claims from various U.S. wind, hail, tornado and flood claims. Due to the high severity and low frequency of claims related to the property catastrophe reinsurance business, there can be no assurance that Renaissance Reinsurance will continue to experience this level of net claims in future years.

     Excluding the Nobel charge, the Company's primary operations produced a loss ratio of 72.1 percent. Including the Nobel charge, the incurred loss ratio of the primary operations was 200 percent. See Financial Condition - Nobel. In connection with the Company's acquisition of Nobel, Nobel purchased a retroactive reinsurance contract to cover $38 million of adverse loss development on certain prior year casualty reserves. Accounting guidelines require that adverse development of the reserves covered by this contract be reflected in the Company's statement of income at the time of the adjustment. However, the offsetting recovery under the contract is required to be deferred and recognized into income as payments are received from the reinsurer. During 1998, Nobel recognized $27.6 million of adverse development on the business covered by this contract with the offsetting recovery reflected on the balance sheet as a deferred gain. In future years, as payments are received from the reinsurer, the deferred gain will be reflected as a reduction in claims and claim expenses in the Company's statement of income.

     For the Company's reinsurance operations, estimates of claims and claim expenses incurred are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the possible severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

     For both the Company's reinsurance and primary operations, the Company uses statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company through the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, while at other times the Company may affect a reallocation of IBNR reserves to specific case reserves. Reserve estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates. See Notes 2 and 5 to the Consolidated Financial Statements.

     Acquisition and operational expenses, consisting of brokerage commissions, excise taxes and other costs directly related to the underwriting operations of the Company, for the year ended December 31, 1998 were $61.0 million, or 29.8 percent of net premiums earned, compared to $50.4 million, or 23.8 percent for the year ended December 31, 1997. The primary contributors to the increase in underwriting expenses were the inclusion of Nobel and DeSoto, which operate with a greater expense ratio than that of Renaissance Reinsurance. Further, the increased purchase of reinsurance, which in turn reduces net premiums earned, causes acquisition and operational costs to increase as a percentage of net premiums earned.



--------------------------------------------------------------------------------
18 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 19
--------------------------------------------------------------------------------

     Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1998 was $52.8 million, compared to $49.6 million for the year ended December 31, 1997. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of cash flows provided by operations and the assets purchased in the Nobel acquisition, partially offset by amounts used to pay dividends, purchase common stock and fund the acquisition of Nobel during the year.

     During 1998, the Company reported other income of $9.8 million. The majority of the other income relates to a recovery on a non-indemnity catastrophe index transaction. See Financial Condition - Derivative Instruments.

     During 1998, net realized losses were $6.9 million, compared with $2.9 million in 1997. The 1998 losses were primarily generated from the sale of a portion of the Company's emerging market debt securities. See Financial Condition - Investments.

     Excluding the Nobel charge, corporate expenses were $4.0 million in 1998, compared with $3.2 million in 1997. The primary increase related to the amortization of goodwill associated with the purchase of Nobel during 1998. Including the Nobel charge, corporate expenses, on a pre tax basis, were $18.9 million, which included a write-down of goodwill of $9.9 million and additional costs and charges related to the expected sale of certain aspects of the Nobel operations of $5.0 million. See Financial Condition - Nobel.

     For the year ended December 31, 1998, the Company realized net foreign exchange losses of $0.2 million compared to $3.4 million for the year ended
December 31, 1997. The foreign exchange losses recorded in 1997 resulted primarily from the strengthening of the U.S. dollar against the British pound and the German mark.

     During the year ended December 31, 1998, the Company recorded expenses of $8.5 million related to the Capital Securities that were issued in March 1997, compared with $7.0 million in 1997. Interest expense for the year ended December 31, 1998 was $4.5 million as compared with $4.3 million for the year ended December 31, 1997.

RESULTS OF OPERATIONS

Year Ended December 31, 1997

Compared to Year Ended December 31, 1996

For the year ended December 31, 1997, net operating income, excluding realized investment gains and losses, available to common shareholders was $142.1 million compared to $159.1 million for the year ended December 31, 1996. The decrease was primarily due to a decrease in gross premiums written, an increase in ceded reinsurance premiums, an increase in operating expenses and an increase in foreign exchange losses, which were partially offset by a decrease in claims and claim expenses incurred and an increase in net investment income. The above factors, combined with a 12 percent decrease in the number of weighted average shares outstanding, as a result of the purchase of Common Shares during late December 1996 and during 1997, resulted in an increase in operating earnings per Common Share on a diluted basis, to $6.19 for the year ended December 31, 1997 from $6.12 for the year ended December 31, 1996. Earnings including realized gains and losses on investments, decreased during 1997 to $139.2 million for the year ended December 31, 1997 from $156.2 million for the same period in 1996.

     Gross premiums written for the year ended December 31, 1997 decreased 15.4 percent to $228.3 million from $269.9 million for the year ended December 31, 1996. In 1997, the property catastrophe reinsurance market was highly competitive due to the increased capital in the reinsurance market and the limited opportunities to profitably deploy such capital. The property catastrophe business has been among the most profitable segments of the market, and accordingly it was the focus of much competition which resulted in lower premiums measured on a risk adjusted basis.

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


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1997 consisted primarily of excess and surplus lines primary premiums written by Glencoe, and premiums on aviation and marine coverages. The Company's gross premiums written by geographic region were as follows:

--------------------------------------------------------------------------------
(in thousands)

Year ended December 31,                                    1997             1996
                                                       -------------------------
Geographic Region
United States - reinsurance                            $116,676         $125,059
United States - primary                                   7,041            1,552
Worldwide                                                27,930           44,460
Worldwide
   (excluding U.S.)                                      32,005           38,746
Europe (including the
   United Kingdom)                                       21,007           31,534
Other                                                    16,738           18,958
Australia and New Zealand                                 6,890            9,604
                                                      -------------------------
Total Gross Premiums
   Written                                             $228,287         $269,913
                                                       -------------------------

--------------------------------------------------------------------------------

     The category "Worldwide (excluding U.S.) consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.

     The table below sets forth the Company's combined ratio and components thereof.

--------------------------------------------------------------------------------
Year ended December 31,                                    1997            1996
                                                       -------------------------
Claims and claim expenses                                  23.7%           34.3%
Underwriting expense ratio                                 23.8            17.0
                                                       -------------------------
Combined ratio                                             47.5%           51.3%
                                                       -------------------------

--------------------------------------------------------------------------------

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

     Included in the claims expenses for the year ended December 31, 1996 were provisions of $15.0 million for claims incurred from Hurricane Fran, $9.3 million for claims incurred related to severe wind and hail storms, $8.3 million for claims related to the Northeast U.S. winter storms, and a provision of $7.0 million for Northwestern U.S. floods. Also, during 1996, there was $12.1 million of development on prior year claims, which primarily related to a $3.2 million development on claims related to the 1994 Northridge Earthquake and a net development of $3.5 million for Hurricanes Luis, Marilyn and Opal which occurred in 1995.

     Underwriting expenses, consisting of brokerage commissions, excise taxes and other costs directly related to underwriting, for the year ended December 31, 1997 were $50.4 million or 23.8 percent of net premiums earned, compared to $42.9 million or 17.0 percent for the year ended December 31, 1996. The primary contributors to the increase in underwriting expenses were the increased operating costs related to the hiring of additional professional staff and continued investment in modeling technology. Also, since there was no reduction in acquisition expenses related to the purchase of reinsurance, the purchase of reinsurance caused acquisition costs to be a higher percentage of net premiums earned. Additionally, premiums written by Glencoe, due to the nature of the business, had a higher ratio of acquisition costs.

     Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1997 was $49.6 million, compared to $44.3 million for the year ended December 31, 1996. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of cash flows provided by operations, partially offset by amounts used to purchase common stock during 1997. Invested assets at December 31, 1997 were $859.5 million compared to $802.5 million at December 31, 1996.

     During each of 1997 and 1996, the Company recorded net realized losses on investments of $2.9 million. Included in the 1997 net realized loss figure was a provision of $3.8 million for what the Company believed to be an other than temporary impairment of certain securities of Asian issuers held by the Company as at December 31, 1997.

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


--------------------------------------------------------------------------------
20 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                              RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT  21
--------------------------------------------------------------------------------

of the U.S. dollar against the British pound.

     During the year ended December 31, 1997 net income available to common shareholders was reduced by $7.0 million for minority interests related to the Capital Securities that were issued in March 1997. The proceeds from the Capital Securities were utilized to partially reduce the amount outstanding under the Company's Revolving Credit Facility and accordingly, interest expense for the year ended December 31, 1997 decreased to $4.3 million from $6.6 million for the year ended December 31, 1996.

FINANCIAL CONDITION

Liquidity and Capital Requirements

As a holding company, RenaissanceRe relies on investment income, cash dividends and other permitted payments from its subsidiaries to make principal payments, interest payments, cash distributions on outstanding obligations and to pay quarterly dividends, if any, to its shareholders. The payment of dividends by RenaissanceRe's subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law. U.S. statutory regulations and The Bermuda Insurance Act 1978, amendments thereto and related regulations of Bermuda (the "Act"), require RenaissanceRe's Bermuda subsidiaries to maintain certain measures of solvency and liquidity. As at December 31, 1998, the statutory capital and surplus of RenaissanceRe's subsidiaries was $680.5 million, and the amount required to be maintained was $101.0 million. During 1998, Renaissance Reinsurance paid aggregate cash dividends of $102.1 million to RenaissanceRe, compared to $117.5 million in 1997. See Note 17 to the Consolidated Financial Statements.

     RenaissanceRe's operating subsidiaries have historically produced sufficient cash flows to meet expected claims payments and operational expenses and to provide dividend payments to RenaissanceRe. RenaissanceRe's subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise. Additionally, the Company maintains a credit facility from which $150 million is currently unborrowed and available to meet the liquidity needs of the Company.

Nobel

On June 25, 1998, the Company completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. Between September and December 1998, the Company contributed an additional $9 million of capital to Nobel. As part of the transaction, the Company provided Nobel Limited with a limited recourse loan of $8.9 million to support the liquidation of Nobel Limited. The Company currently estimates that Nobel Limited, after satisfying its liabilities, will have the ability to repay $7.9 million of this loan. The gross assets and gross liabilities purchased in the transaction were $188.1 million and $155.9 million, respectively, thereby resulting in the recognition of $23.9 million of goodwill, which is being amortized on a straight line basis over a 20 year period. The Company has accounted for this acquisition using the purchase method of accounting. The Company issued no shares as part of the purchase.

     During the fourth quarter of 1998, the Company recorded an after tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel Insurance Company's ("Nobel") casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. As a result of Nobel's operating performance, A.M. Best reduced the credit rating of Nobel from "A-" to "B+" and Nobel is seeking to sell or reinsure the remaining Nobel businesses and reserves, specifically the casualty, surety, low-value dwelling and bail bond businesses. While the Company intends to vigorously pursue a sale, there can be no assurance that the Company will complete these sale transactions and, if sales transactions do occur, there can be no assurance that the Company will receive its estimated fair value of the Nobel businesses. Nobel will continue to operate these business units during the sales process. Subsequent to the sale of the businesses, Renaissance U.S. will retain ownership of Nobel along with its licenses in the 50 states of America.

     In conjunction with the fourth quarter charges, Renaissance U.S. has recorded a deferred tax asset of $22.0 million. The Company believes the future operations of Nobel, combined with other operating subsidiaries of Renaissance U.S., will enable it to utilize the net operating loss carry-forward.

     In connection with the Nobel acquisition, Renaissance U.S. borrowed $35 million from a syndicate of banks. In addition, the banks have provided a $15 million revolving credit facility which had been fully utilized as of December 31, 1998. RenaissanceRe has guaranteed these arrangements. See Note


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

6 to the Consolidated Financial Statements.

     Contemporaneously with the Nobel acquisition, Nobel entered into a retroactive reinsurance contract. This contract provides Nobel with $38 million of protection from adverse development on its pre October 1, 1997 casualty book of business. During the third and fourth quarters of 1998, Nobel recognized pre-tax loss development on this book of business of $27.6 million, which is recoverable under this contract. In accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", Nobel must record recoveries on these retroactive reinsurance contracts over the remaining settlement period. Accordingly, although the Company has reflected in its 1998 statement of operations a $27.6 million loss from adverse development on Nobel's pre October 1, 1997 casualty book of business, the Company has also recorded a $27.6 million deferred gain which will be offset against claims and claim expenses incurred in future years consolidated statements of income. The deferred gain will be recognized into income by multiplying the amount of such gain by a fraction, the numerator being the cash recoveries collected from the reinsurers under the contract, and the denominator being the total losses ceded to the contract.

Other Cash Flows

In January 1996, RenaissanceRe capitalized a new subsidiary, Glencoe, with a $50.0 million capital contribution and in June 1996 RenaissanceRe sold a 29.9 percent interest in Glencoe. During 1997 and 1998 the Company repurchased the minority interest and accordingly, Glencoe is currently a wholly owned subsidiary of RenaissanceRe.

     Cash flows from operating activities resulted principally from premium and investment income, net of paid losses, acquisition costs and underwriting expenses. Cash flows from operations in 1998 were $102.5 million, compared to $153.3 million in 1997. The 1998 cash flows from operations plus the proceeds from bank loans were used to purchase $42.7 million of the Company's Common Shares, pay aggregate quarterly dividends of $26.7 million and purchase Nobel for $56.1 million. The 1997 cash flows from operations were utilized to purchase $53.5 million of the Company's Common Shares and pay aggregate quarterly dividends of $22.6 million.

     The operating results of the Company have generated cash flows from operations in 1998 and 1997 significantly in excess of its commitments. To the extent that capital is not utilized in the Company's reinsurance business, the Company will consider using such capital to invest in new opportunities or will consider returning such capital to its shareholders.

     Because of the potential high severity and low frequency of losses on the coverages written by the Company, (which constitutes the majority of its coverages) and the seasonality of the Company's business, it is not possible to accurately predict the Company's future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

Capital  Resources

The total capital of the Company as at December 31, 1998 and 1997 was as follows:

--------------------------------------------------------------------------------
(in thousands)                                             1998             1997
                                                       -------------------------
Revolving Credit Facility -
   Borrowed                                            $ 50,000         $ 50,000
Term Loan & Credit Facility                              50,000               --
Revolving Credit Facility -
   Unborrowed                                           150,000          150,000
Minority interest -
   Capital Securities                                   100,000          100,000
Shareholders' equity                                    612,232          598,703
                                                       -------------------------
Total Capital Resources                                $962,232         $898,703
                                                       -------------------------

--------------------------------------------------------------------------------

     The Company has a $200 million committed revolving credit and term loan agreement with a syndicate of commercial banks. Interest rates on the facility are based on a spread above LIBOR and have averaged 6.12 percent during 1998 (6.07 percent in 1997). The credit agreement contains certain financial covenants including requirements of a consolidated debt to capital ratio of 0.35:1; a consolidated net worth of not less than 125 percent of consolidated debt; and 80 percent of invested assets to be rated BBB- or better. As at December 31, 1998, and 1997, the Company had $50 million outstanding under the facility. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $150 million should the need arise. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as at December 31, 1998.

     In conjunction with the purchase of Nobel, Renaissance U.S. has a $35 million term loan and $15 million revolving loan facility with a syndicate of commercial banks. Interest


--------------------------------------------------------------------------------
22 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 23
--------------------------------------------------------------------------------


rates on the facility are based upon a spread above LIBOR, and averaged 6.03 percent. The Credit Agreement contains certain financial covenants, the primary one being that, RenaissanceRe, being its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. This five year term loan has mandatory repayment provisions approximating 25 percent in each of years two through five. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 1998.

     The Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. The Indenture relating to the Capital Securities contains certain covenants, including a covenant prohibiting the payment of dividends by the Company if the Company shall be in default under the Indenture. The Company was in compliance with all of the covenants of the Indenture at December 31, 1998. The Capital Securities mature on March 1, 2027. Such securities are required to be classified as minority interest, rather than as a component of shareholders' equity of the Company.

     Under the terms of certain reinsurance contracts, the Company may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. The Company has obtained a facility providing for the issuance of letters of credit. This facility is secured by a lien on a portion of the Company's investment portfolio. At December 31, 1998 the Company had outstanding letters of credit aggregating $42.0 million (1997 $24.7 million). Also in connection with the Top Layer Re investment, the Company has committed $50 million of collateral in the form of a letter of credit.

     In order to encourage employee ownership of Common Shares, the Company has guaranteed certain loan and pledge agreements (collectively, the "Employee Credit Facility") between certain employees of the Company (the "Participating Employees") and Bank of America Illinois ("BofA"). Pursuant to the terms of the Employee Credit Facility, BofA has agreed to loan the Participating Employees up to an aggregate of $25 million and the balance outstanding as of December 31, 1998 was $19.1 million. Each loan under the Employee Credit Facility is required to be initially collateralized by the respective Participating Employee with Common Shares or other collateral acceptable to BofA. If the value of the collateral provided by a Participating Employee subsequently decreases, such Participating Employee is required to contribute additional collateral in the amount of such deficiency. Loans under the Employee Credit Facility are otherwise non-recourse to the Participating Employees. Given the level of collateral, the Company does not presently anticipate that it will be required to honor any guarantees under the Employee Credit Facility, although there can be no assurance that the Company will not be so required in the future.

Shareholders' Equity

During 1998, shareholders' equity increased by $13.5 million, from $598.7 million at December 31, 1997, to $612.2 million at December 31, 1998. The significant components of the increase included net income from continuing operations of $74.6 million, a decrease in the unrealized depreciation on investments of $5.0 million and share option and restricted stock movement of $3.3 million partially offset by the payment of dividends of $26.7 million and the purchase of common stock of $42.7 million.

     In May 1998, the Company announced a $25 million share repurchase program. An additional $25 million share repurchase program was announced in September 1998. Through December 31, 1998, the Company had repurchased an aggregate of 1,020,670 shares under these programs at a total cost of $42.7 million.

     Significant capital transactions during 1997 included:

     o On June 23, 1997, in conjunction with a secondary offering for the Company's founding institutional shareholders, the Company purchased and cancelled 700,000 Common Shares at $36.29 per share for an aggregate purchase price of $25.4 million from the Company's founding institutional shareholders or their successors.

     o On December 13, 1996, the Board of Directors approved a capital plan, which was comprised of two components. First the Company purchased and cancelled 2,085,361 Common shares at $34.50 per share from its founding institutional investors or their successors for an aggregate purchase price of $71.9 million. Second, on January 22, 1997, the Company completed a fixed price tender offer and purchased and cancelled 813,190 Common Shares from its public shareholders at $34.50 per share for an aggregate purchase price of $28.1 million.

Investments

     As of December 31, 1998, the Company held investments and cash totaling $942.3 million with net unrealized depreciation of $5.1 million.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Primarily because of the potential for large claims payments, the Company's investment portfolio is structured to provide a high level of liquidity.

     The table below shows the aggregate amounts of investments available for sale, equity securities and cash and cash equivalents comprising the Company's portfolio of invested assets:

--------------------------------------------------------------------------------
(in thousands)                                             1998             1997
                                                       -------------------------
Investments available for
   sale, at fair value                                 $799,995         $700,665
Equity securities,
   at fair value                                          1,630           26,372
Cash, cash equivalents and
   short term investments                               140,684          132,430
                                                       -------------------------
Total Invested Assets                                  $942,309         $859,467
                                                       -------------------------

--------------------------------------------------------------------------------

     The growth in the Company's portfolio of invested assets for the year ended December 31, 1998 resulted primarily from net cash provided by operating activities of $102.5 million, partially offset by realized losses generated by the sale of securities from the Company's emerging market debt portfolio. The Company's investment income also increased during this period, largely as a result of the increased size of the fixed income portfolio.

     The Company's current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an AA rating as measured by Standard & Poor's Ratings Group. At December 31, 1998, the Company's invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.76 years and an average yield to maturity of 5.45 percent, before investment expenses.

     During 1998, the Company reduced it's exposure to emerging market debt securities from $144.5 million at December 31, 1997 to $58.8 million at December 31, 1998. The Company's investment portfolio, specifically the remaining allocation of emerging market debt securities, is subject to the risks of further declines in realizable value. The Company attempts to mitigate this risk through the active management of its portfolio.

Derivative  Instruments

The Company has assumed risk through catastrophe and weather linked securities and derivative instruments under which losses could be triggered by an industry loss index or natural parameters. For the year ended December 31, 1998, the Company's activities with respect to these securities has approximated $3 million of fees and risk premiums. To date the Company has not experienced any losses from such securities or derivatives. In the fourth quarter of 1998, the Company recorded a recovery of $7.5 million on a non-indemnity catastrophe index transaction. This amount was included in other income. The Company may in the future utilize other derivative instruments.

MARKET SENSITIVE INSTRUMENTS

In accordance with the Securities and Exchange Commission's Financial Reporting Release No. 48, the Company's investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of 3.2 percent, which equates to a decrease in market value of approximately $28 million on a portfolio valued at $877 million at December 31, 1998. An immediate time horizon was used as this presents the worst-case scenario.

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


--------------------------------------------------------------------------------
24 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 25
--------------------------------------------------------------------------------


Company's catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim adjustment expenses. The actual effects of inflation on the results of the Company cannot be accurately known until claims are ultimately settled.

YEAR 2000 READINESS DISCLOSURES

Certain computer programs and embedded computer chips use only the last two digits to refer to a year. Therefore, during computer operations, the "00" may be interpreted as being the year 1900, instead of the Year 2000. If not corrected, many computer systems could fail or create erroneous results. Computer systems, equipment and programs that are free from the Year 2000 problem are generally referred to as being compliant.

Year 2000 - Internal Systems

The Company has completed an assessment of its internal business applications and computer systems, including those used in underwriting, policy processing and recording policy details. The Company believes that all critical business applications and systems will function properly with respect to dates associated with the Year 2000 problem. The Company has backup systems in place for power, certain infrastructure facilities and computer systems in the event of such system failures. While there can be no assurance that these systems will be free from failure, the Company believes that any failure from its internal systems will not materially impact the Company's results of operations or financial condition.

Year 2000 Exposure from Third Parties; Contingency Plan

     The Company has evaluated its potential exposures from the non-compliance, if any, of its vendors' and customers' systems with the Year 2000. The Company does not believe that there will be any significant disruption of business from such vendors and customers. However, there can be no assurance that the systems of its vendors and customers, on which the Company relies for supporting information and certain services, will be Year 2000 compliant and will not have an adverse effect on the Company's business operations, financial results or financial condition.

     The Company has a contingency plan in the event that certain communication systems, key utilities, or vendor systems prove not to be Year 2000 compliant. However, the Company realizes that any reasonable contingency plan cannot accurately account for all possible scenarios which may arise as a result of Year 2000 related computer problems. The Company evaluates the status of its Year 2000 exposures and modifies its contingency plan as needed.

Year 2000 Policy Coverage

In addition to the risks and costs associated with its internal systems and third party vendors, the Company continues to evaluate its underwriting risk arising from potential losses associated with Year 2000 failures. Variables which may affect the pervasiveness and severity of Year 2000 problem include, but are not limited to, the magnitude of the amount of costs and expenses directly attributable to Year 2000 failures, the portion of such amount, if any, that constitutes insurable losses, and the extent of governmental intervention. The Company does not believe that Year 2000 losses should be covered under the standard forms of contracts that it provides. However, some Year 2000 related losses may or may not be determined to be covered under standard insurance and reinsurance contracts, depending upon the specific contract language, the applicable case law, and the facts and circumstances of each loss. The Company's Year 2000 initiative seeks to minimize its potential Year 2000 underwriting exposure by (1) performing an underwriting evaluation of potential Year 2000 exposures; (2) non-renewing certain contracts where the Company believes the potential risk from Year 2000 losses is too great, and (3) structuring reinsurance contractual language to mitigate potential exposure. The Company cannot be certain that these steps will adequately minimize its Year 2000 underwriting exposures, and given the potential magnitude of the Year 2000 problem, it is possible, the Company may incur Year 2000 insurance coverage related losses. The Company believes it is taking reasonable and appropriate measures in the course of its business operations and client relationship to mitigate such Year 2000 related exposures.

CURRENT OUTLOOK

As discussed in Note 8 to the Consolidated Financial Statements, and in Financial Condition - Nobel, during the fourth quarter of 1998, Nobel recorded an after tax charge of $40.1 million. As a result of this charge, the Company has decided to sell or reinsure the remaining businesses and reserves of Nobel. Based on the above, it is anticipated that the gross premiums written in 1999 related to Nobel will be substantially lower than the $31 million of gross premiums


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


written in 1998. At this time, there can be no guaranty, that the completion of the sale and reinsurance transactions will occur, and if they do occur, there can be no guaranty that the Company will receive its estimated fair value of the Nobel businesses. Accordingly, the future results of the Company's operations could be adversely affected by a potential write-down of goodwill, a partial write-off of the deferred tax asset and other costs or loss in value which could occur during the transaction process.

     It  is  anticipated   that  the  competitive   pressures  in  the  property
catastrophe reinsurance market that have existed since 1995 will continue through 1999. During the past four years, these pressures have suppressed the premiums for property catastrophe coverages. However, partially as a result of the $10.1 billion of U. S. catastrophe losses reported in 1998, as estimated by Property Claims Services, the Company believes that the rate reductions, which have been evident in the past four years, may subside. Also, the Company believes that opportunities in certain select markets will continue to exist which, because of the Company's competitive advantages, including its technological capabilities and its relationships with leading brokers and ceding companies, should enable the Company to find additional opportunities in the property catastrophe reinsurance business that otherwise would not be available.

     The Company has entered the primary insurance business, focusing particularly on catastrophe exposed business, with a view to leveraging the risk assessment skills of the core reinsurance business. In addition, the Company will continue to evaluate other new business opportunities, which may be related or unrelated to its current insurance or reinsurance businesses.

     The Company's financial strength has enabled it to pursue these opportunities outside of the property catastrophe reinsurance market and into the catastrophe exposed primary insurance market. The Company believes that its financial strength will enable it to continue to pursue other opportunities in the future, however, there can be no assurance that the Company's pursuit of such opportunities will materially impact the Company's financial condition and results of operations.

     During recent fiscal years, there has been considerable consolidation among the leading reinsurance brokerage firms; whereby 64.2 percent of the Company's assumed premiums are sourced from five reinsurance brokers. Although there can be no assurance as to how this consolidation may affect the property catastrophe reinsurance business and the business of the Company, the Company believes that its valued relationships with the brokers will minimize any effect on the Company's business.

     Also, during recent fiscal years, there has been considerable consolidation among the Company's customers which has been a partial contributor to the reduction of the Company's premiums. Although this consolidation may continue to occur, the Company believes that its financial strength, its position as one of the market leaders in the property catastrophe reinsurance industry and its ability to provide innovative products to the industry will minimize any effect on the Company's business.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. Currently, the Company does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.



--------------------------------------------------------------------------------
26 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 27
--------------------------------------------------------------------------------

                   ========================================

                        MANAGEMENT'S RESPONSIBILITY FOR

                              FINANCIAL STATEMENTS

                   ========================================

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

/s/ James N. Stanard                         /s/ John M. Lummis

James N. Stanard                             John M. Lummis
Chairman, President and                      Senior Vice President and
Chief Executive Officer                      Chief Financial  Officer


                   ========================================

                         REPORT OF INDEPENDENT AUDITORS

                   ========================================

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF RENAISSANCERE  HOLDINGS LTD.:

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young

Hamilton, Bermuda
January 26, 1999

--------------------------------------------------------------------------------

                                  Consolidated
--------------------------------------------------------------------------------
                              ====================
                                 BALANCE SHEETS
                              ====================
                  RenaissanceRe Holdings Ltd. and Subsidiaries


At December 31, (in thousands of United States dollars, except per share amounts)                1998                  1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Investments and cash
Fixed maturity investments available for sale, at fair value                              $   799,995           $   700,665
    (Amortized cost $804,968 and $712,946 at December 31, 1998 and 1997, respectively)(Note 3)
Equity securities, at fair value (cost $1,801 and $24,229 at
    December 31, 1998 and 1997, respectively)(Note 3)                                           1,630                26,372
Short term investments, at cost                                                                24,983                 9,501
Cash and cash equivalents                                                                     115,701               122,929
                                                                                          ---------------------------------
Total investments and cash                                                                    942,309               859,467
Reinsurance premiums receivable                                                                96,761                56,568
Ceded reinsurance balances                                                                     41,370                17,454
Losses and premiums recoverable (Note 4)                                                      200,379                    --
Accrued investment income                                                                       9,968                12,762
Deferred acquisition costs                                                                     10,997                 5,739
Other assets                                                                                   54,380                 8,759
                                                                                          ---------------------------------
Total Assets                                                                              $ 1,356,164           $   960,749
                                                                                          ---------------------------------
Liabilities, Minority Interests and Shareholders' Equity
Liabilities
Reserve for claims and claim expenses (Note 5)                                            $   298,829           $   110,037
Reserve for unearned premiums                                                                  94,466                57,008
Bank loans (Note 6)                                                                           100,000                50,000
Reinsurance balances payable                                                                  121,658                21,778
Other                                                                                          28,979                 9,541
                                                                                          ---------------------------------
Total Liabilities                                                                             643,932               248,364
                                                                                          ---------------------------------

Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated
    debentures of the Company (Note 7)                                                        100,000               100,000
Minority interest - Glencoe                                                                        --                13,682

Commitments and contingencies (Note 18)
Shareholders' Equity (Note 9)

Common Shares: $1 par value-authorized 225,000,000 shares;
    issued and outstanding at December 31, 1998 - 21,645,913
    shares (1997 - 22,440,901 shares)                                                          21,646                22,441
Additional paid-in capital                                                                     17,389                52,481
Unearned stock grant compensation (Note 16)                                                    (8,183)               (4,731)
Accumulated other comprehensive income                                                         (5,144)              (10,155)
Retained earnings                                                                             586,524               538,667
                                                                                          ---------------------------------
Total Shareholders' Equity                                                                    612,232               598,703
                                                                                          ---------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity                            $ 1,356,164           $   960,749
                                                                                          ---------------------------------
Book value per Common Share                                                               $     28.28           $     26.68
                                                                                          ---------------------------------

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
28 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 29
--------------------------------------------------------------------------------

                                  Consolidated
--------------------------------------------------------------------------------
                            ========================
                              STATEMENTS OF INCOME
                            ========================
                  RenaissanceRe Holdings Ltd. and Subsidiaries

Years Ended December 31,                                                   1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)

Revenues
Gross premiums written                                                $ 270,460           $ 228,287           $ 269,913
                                                                      -------------------------------------------------
Net premiums written                                                  $ 195,019           $ 195,752           $ 251,564
Decrease in unearned premiums                                             9,928              15,738               1,264
                                                                      -------------------------------------------------
Net premiums earned                                                     204,947             211,490             252,828
Net investment income (Note 3)                                           52,834              49,573              44,280
Foreign exchange gains (losses)                                            (153)             (3,442)                789
Other income                                                              9,789                  --                  --
Net realized losses on investments (Note 3)                              (6,890)             (2,895)             (2,938)
                                                                      -------------------------------------------------
Total Revenues                                                          260,527             254,726             294,959
                                                                      -------------------------------------------------
Expenses
Claims and claim expenses incurred (Note 5)                             112,752              50,015              86,945
Acquisition costs                                                        26,506              25,227              26,162
Operational expenses                                                     34,525              25,131              16,731
Corporate expenses                                                       18,924               3,218               2,298
Interest expense                                                          4,473               4,271               6,553
                                                                      -------------------------------------------------
Total Expenses                                                          197,180             107,862             138,689
                                                                      -------------------------------------------------
Income before minority interests and taxes                               63,347             146,864             156,270
Minority interest - Company obligated, mandatorily
    redeemable capital securities of a subsidiary trust
    holding solely junior subordinated debentures of the
    Company (Note 7)                                                     (8,540)             (6,998)                 --

Minority interest - Glencoe                                                (705)               (617)               (110)
                                                                      -------------------------------------------------
Income before taxes                                                      54,102             139,249             156,160

Income tax benefit (Note 13)                                             20,475                  --                  --
                                                                      -------------------------------------------------

Net Income Available to Common Shareholders                           $  74,577           $ 139,249           $ 156,160
                                                                      -------------------------------------------------
Earnings per Common Share - basic                                     $    3.39           $    6.19           $    6.15

Earnings per Common Share - diluted                                   $    3.33           $    6.06           $    6.01
                                                                      -------------------------------------------------

See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------

                                  Consolidated
--------------------------------------------------------------------------------
                     ======================================
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                     ======================================
                  RenaissanceRe Holdings Ltd. and Subsidiaries

Years Ended December 31, (in thousands of United States dollars)          1998                1997                1996
----------------------------------------------------------------------------------------------------------------------
Common stock

Balance -- January 1                                                 $  22,441           $  23,531           $  25,605
Exercise of stock options                                                  104                 248                  11
Net stock grants awarded                                                   122                 175                  --
Repurchase of shares                                                    (1,021)             (1,513)             (2,085)
                                                                     -------------------------------------------------
Balance -- December 31                                                  21,646              22,441              23,531
                                                                     -------------------------------------------------
Paid-in capital
Balance -- January 1                                                    52,481             102,902             174,370
Exercise of stock options                                                  769              (3,640)                (93)
Secondary registration costs                                                --              (1,300)               (515)
Net stock grants awarded                                                 5,842               6,464                  --
Repurchase of shares                                                   (41,703)            (51,945)            (70,860)
                                                                     -------------------------------------------------
Balance -- December 31                                                  17,389              52,481             102,902
                                                                     -------------------------------------------------

Unearned stock grant compensation & loans to officers

Balance -- January 1                                                    (4,731)             (3,868)             (2,728)
Net stock grants awarded                                                (5,964)             (4,731)                 --
Amortization / reduction on loans                                        2,512               3,868              (1,140)
                                                                     -------------------------------------------------
Balance -- December 31                                                  (8,183)             (4,731)             (3,868)
                                                                     -------------------------------------------------
Accumulated other comprehensive income
Balance -- January 1                                                   (10,155)              1,577               2,699

Net unrealized gains (losses) on securities, net of
    adjustment (see disclosure)                                          5,011             (11,732)             (1,122)
                                                                     -------------------------------------------------
Balance -- December 31                                                  (5,144)            (10,155)              1,577
                                                                     -------------------------------------------------
Retained earnings
Balance -- January 1                                                   538,667             422,061             286,390
Net income                                                              74,577             139,249             156,160
Dividends paid                                                         (26,720)            (22,643)            (20,489)
                                                                     -------------------------------------------------
Balance -- December 31                                                 586,524             538,667             422,061
                                                                     -------------------------------------------------
Total shareholders' equity                                           $ 612,232           $ 598,703           $ 546,203
                                                                     -------------------------------------------------
Comprehensive Income

Net income                                                           $  74,577           $ 139,249           $ 156,160
Change in comprehensive income                                           5,011             (11,732)             (1,122)
                                                                     -------------------------------------------------
Comprehensive income                                                 $  79,588           $ 127,517           $ 155,038
                                                                     -------------------------------------------------
Disclosure Regarding Net Unrealized Gains (Losses)

Net unrealized holding losses arising during period                  $  (1,879)          $ (14,627)          $  (4,060)
Net realized losses included in net income                               6,890               2,895               2,938
                                                                     -------------------------------------------------
Net unrealized gains (losses) on securities                          $   5,011           $ (11,732)          $  (1,122)
                                                                     -------------------------------------------------

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
30 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 31
--------------------------------------------------------------------------------

                                  Consolidated
--------------------------------------------------------------------------------
                          ============================
                            STATEMENTS OF CASH FLOWS
                          ============================
                  RenaissanceRe Holdings Ltd. and Subsidiaries

Years Ended December 31, (in thousands of United States dollars)           1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------
Cash Flows Provided by Operating Activities:
Net income                                                            $  74,577           $ 139,249           $ 156,160
Adjustments to reconcile net income to cash
   provided by operating activities:

Depreciation and amortization                                            14,488               1,121                 296
Realized loss on investments                                              6,890               2,895               2,938
Reinsurance balances, net                                                54,187               3,823              16,906
Ceded reinsurance balances                                              (34,245)              2,328             (17,756)
Accrued investment income                                                 3,572               1,151                 938
Reserve for unearned premiums                                             5,132              (8,610)              5,173
Reserve for claims and claim expenses, net                               (8,530)              4,617               4,976
Other, net                                                              (13,579)              6,710               2,197
                                                                      -------------------------------------------------
Net cash provided by operating activities                               102,492             153,284             171,828
                                                                      -------------------------------------------------

Cash Flows Applied to Investing Activities:
Proceeds from maturities and sales of investments                       783,735             697,532             317,582
Purchase of investments available for sale                             (828,299)           (829,193)           (404,888)
Net sales (purchases) of short-term investments                          (2,189)                 --               4,988
Purchase of equities                                                         --             (81,452)                 --
Proceeds from sale of equities                                           30,550              57,958                  --
Purchase of minority interest in Glencoe                                (15,204)             (5,185)                 --
Proceeds from sale of minority interest in Glencoe                           --               3,000              15,126
                                                                      -------------------------------------------------
Net cash applied to investing activities                                (31,407)           (157,340)            (67,192)
                                                                      -------------------------------------------------

Cash Flows Applied to Financing Activities:
Purchase of Common Shares                                               (42,724)            (53,458)            (73,460)
Net proceeds from (repayment of) bank loan                               50,000            (100,000)             50,000
Acquisition of subsidiary, net of cash acquired                         (58,869)                 --                  --
Proceeds from issuance of Capital Securities                                 --             100,000                  --
Dividends paid                                                          (26,720)            (22,643)            (20,489)
Repayments from (loans to) officers                                          --               4,104                (868)
                                                                      -------------------------------------------------
Net cash applied to financing activities                                (78,313)            (71,997)            (44,817)
                                                                      -------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                     (7,228)            (76,053)             59,819
Cash and Cash Equivalents, Beginning of Year                            122,929             198,982             139,163
                                                                      -------------------------------------------------
Cash and Cash Equivalents, End of Year                                $ 115,701           $ 122,929           $ 198,982
                                                                      -------------------------------------------------


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            ========================
                                     NOTES

                                 TO CONSOLIDATED

                              FINANCIAL STATEMENTS
                            ========================

     (amounts in tables in thousands of dollars, except per share amounts)

Note 1. Organization

--------------------------------------------------------------------------------

RenaissanceRe Holdings Ltd. ("RenaissanceRe"), was formed under the laws of Bermuda on June 7, 1993 and serves as the holding company for its subsidiaries, Renaissance Reinsurance Ltd., ("Renaissance Reinsurance"), Glencoe Insurance Ltd., ("Glencoe"), Renaissance U.S. Holdings, Inc. ("Renaissance U.S.") and RenaissanceRe Capital Trust (the "Trust"). Renaissance Reinsurance commenced underwriting operations on June 15, 1993 and provides property catastrophe and reinsurance coverage to insurers and reinsurers on a worldwide basis. Glencoe commenced insurance underwriting operations on January 2, 1996 and provides catastrophe exposed property coverage on an insurance and reinsurance basis.

     In January 1998, the Company began to provide personal lines coverages through DeSoto Insurance Company ("DeSoto"), a wholly owned subsidiary of Glencoe. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowners policies from the Florida Joint Underwriting Association, a state sponsored insurance company.

     On June 25, 1998, Renaissance U.S. completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. See Note 8.

     In October 1998, Renaissance Reinsurance of Europe ("Renaissance Europe") was incorporated under the laws of Ireland as a wholly owned subsidiary of Renaissance Reinsurance to provide certain property catastrophe reinsurance coverage in Europe.

Note 2.  Significant Accounting Policies

--------------------------------------------------------------------------------

Basis of presentation

The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its subsidiaries, which are collectively referred to herein as the "Company". All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of Glencoe and the Trust (See Note 7). Certain comparative information has been reclassified to conform with the current year presentation.

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

Premiums and related expenses

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on policy and contract terms and include estimates based on information received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserve for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and



--------------------------------------------------------------------------------
32 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 33
--------------------------------------------------------------------------------

policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

     Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates the financial condition of its reinsurers through internal evaluation by senior management. For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized into income using the recovery method.

Claims and claim expenses

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves, and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

Investments and cash

Investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets.

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

     Short term investments, which have a maturity of one year or less when purchased, are carried at cost which approximates fair value. For the purposes of the statements of cash flows, cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

Goodwill

The Company amortizes goodwill recorded in connection with its business combinations on a straight-line basis over the expected recovery period, principally twenty years. Goodwill is periodically reviewed for impairment and amounts deemed unrecoverable are adjusted accordingly. Goodwill is included in other assets on the consolidated balance sheet and is expensed through corporate expenses in the consolidated statement of income.

Earnings per share

Basic earnings per share is based on weighted average common shares and excludes any dilutive effects of options and restricted stock. Diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock grants. See Note 10.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Foreign exchange

The Company's functional currency is the United States dollar. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses which are included in the determination of net income.

Stock incentive compensation plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not necessarily developed for use in valuing employee stock options. It is the opinion of management that disclosure of the pro-forma impact of fair values provides a more relevant and informative presentation of the impact of stock options issued to employees than financial statement recognition of such amounts. Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the stock option exercise price at the measurement date.

Taxation

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for any portion of a deferred tax asset that management believes will not be realized.

New accounting pronouncements

As of January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately in the equity section of a statement of financial position. SFAS No. 130 requires net unrealized appreciation (depreciation) on the Company's available for sale investments, which were previously reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the 1998 presentation. The adoption of this accounting statement had no financial impact on the Company's net income or shareholders' equity. Currently, other than the net unrealized loss on the Company's investments available for sale, there are no other Company balances which are required to be included as a component of other comprehensive income.

     In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which revises disclosure requirements about operating segments and establishes standards for related disclosures about geographic areas and major customers. SFAS No. 131 requires that public business enterprises report financial and descriptive information about their reportable operating segments. The Company's reportable operating segments are the reinsurance and primary insurance segments. The statement requires presentation of prior year comparative information.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. Currently, the Company does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.


--------------------------------------------------------------------------------
34 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 35
--------------------------------------------------------------------------------


Note 3. Investments

--------------------------------------------------------------------------------

The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                  Gross               Gross
December 31, 1998                           Amortized        Unrealized          Unrealized                Fair
                                                 Cost             Gains              Losses               Value
                                             ------------------------------------------------------------------
U.S. Government bonds                        $560,068            $5,183           $   (641)            $564,610
Non-U.S. government bonds                      34,694                --             (4,067)              30,627
Non-U.S. corporate bonds                       73,192             1,822             (8,044)              66,970
U.S. corporate bonds                          137,014             1,599               (825)             137,788
                                             ------------------------------------------------------------------
                                             $804,968            $8,604           $(13,577)            $799,995
                                             ------------------------------------------------------------------


                                                                  Gross               Gross
December 31, 1997                           Amortized        Unrealized          Unrealized                Fair
                                                 Cost             Gains              Losses               Value
                                             ------------------------------------------------------------------
U.S. Government bonds                        $248,287            $   15           $    (18)            $248,284
Non-U.S. government bonds                     263,463             1,892             (8,512)             256,843
Non-U.S. corporate bonds                      194,320             1,808             (7,513)             188,615
Non-U.S. mortgage-backed securities             6,876                47                 --                6,923
                                             ------------------------------------------------------------------

                                             $712,946            $3,762           $(16,043)            $700,665
                                             ------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

The gross unrealized gains and losses on equity securities were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                  Gross               Gross
                                                             Unrealized          Unrealized                Fair
                                                 Cost             Gains              Losses               Value
---------------------------------------------------------------------------------------------------------------
Equity securities, December 31, 1998         $  1,801         $      --           $   (171)            $  1,630
---------------------------------------------------------------------------------------------------------------
Equity securities, December 31, 1997         $ 24,229         $   3,777           $ (1,634)            $ 26,372
---------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
December 31, 1998                                     Amortized             Fair
                                                           Cost            Value
                                                       ------------------------
Due within one year                                    $192,392         $193,680
Due after one through
   five years                                           393,213          393,750
Due after five through
   ten years                                            123,355          121,388
Due after ten years                                      96,008           91,177
                                                       -------------------------
                                                       $804,968         $799,995
                                                       -------------------------
--------------------------------------------------------------------------------

The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.

--------------------------------------------------------------------------------
At December 31,                                           1998              1997
                                                         -----------------------
AAA                                                       70.9%            56.9%
AA                                                         4.3             12.2
A                                                          9.2             14.9
BBB                                                        3.7              5.0
BB                                                         5.2              4.9
B                                                          2.2              6.1
NR                                                         4.5               --
                                                         ----------------------
                                                         100.0%           100.0%
                                                         ----------------------
--------------------------------------------------------------------------------

Investment income

The components of net investment income are as follows:

--------------------------------------------------------------------------------
Year Ended December 31,                     1998            1997            1996
                                         ---------------------------------------
Fixed
   maturities                            $45,392         $42,183         $36,335
Short term
   investments                             2,354              --              53
Cash and cash
   equivalents                             6,831           9,338           9,460
                                          --------------------------------------
                                          54,577          51,521          45,848
Investment
   expenses                                1,743           1,948           1,568
                                          --------------------------------------
Net investment
   income                                $52,834         $49,573         $44,280
                                          --------------------------------------
--------------------------------------------------------------------------------

The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

--------------------------------------------------------------------------------
Year Ended December 31,                      1998          1997             1996
                                         ---------------------------------------
Gross realized gains                     $ 13,192       $  4,741       $  1,240
Gross realized losses                     (20,082)        (7,636)        (4,178)
                                         ---------------------------------------

Net realized losses
   on investments                          (6,890)        (2,895)        (2,938)
Unrealized gains
   (losses)                                 5,011        (11,732)        (1,122)
                                         ---------------------------------------

Total realized and
   unrealized losses
   on investments                        $ (1,879)      $(14,627)      $ (4,060)
                                         ---------------------------------------
--------------------------------------------------------------------------------

Proceeds from maturities and sales of fixed maturity investments were $783.7 million, $697.5 million and $317.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. Proceeds from the sales of equity securities were $30.5 million and $58.0 million for the years ended December 31, 1998 and 1997.

   At December, 31 1998 and 1997 approximately $21.0 million and $15.0 million, respectively, of cash and investments at fair value were on deposit with various regulatory authorities as required by law.


--------------------------------------------------------------------------------
36 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 37
--------------------------------------------------------------------------------

Derivative Instruments

The Company has assumed and ceded risk through catastrophe and weather linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. Net related fees and risk premiums assumed and ceded are not material to the Company's operations. During 1998, the Company recognized a gain on a non-indemnity catastrophe index transaction of $7.5 million which is included as a component of other income.

NOTE 4. CEDED REINSURANCE

--------------------------------------------------------------------------------

The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations . The earned reinsurance premiums ceded were $68.1 million, $25.1 million and $12.9 million for 1998, 1997 and 1996, respectively.

     Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no claims bonuses which are incurred when losses are ceded to these reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred for the year ended December 31, 1998 were $110.1 million.

     Included in losses and premiums recoverable are recoverables of $79.4 million related to retroactive reinsurance agreements. In accordance with SFAS
No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", adverse development related to these retroactive reinsurance contracts is required to be included in claims and claim expenses incurred as it becomes known. However, the offsetting recoverable is deferred and reflected in the statement of income based on the recovery method. As of December 31, 1998, the Company has deferred $27.6 million of recoveries related to retroactive reinsurance contracts. This has been included in reinsurance balances payable on the consolidated balance sheet. In future years, as the amounts are recovered, the recoveries will offset claims and claim expenses incurred in the consolidated statement of income.

NOTE 5. RESERVE FOR CLAIMS
AND CLAIM EXPENSES

--------------------------------------------------------------------------------

For the Company's reinsurance operations estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the potential severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

     On both the Company's reinsurance and primary operations, the Company uses statistical and actuarial methods to reasonably estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company, and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of IBNR reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Activity in the liability for unpaid claims and claim expenses is summarized as follows:

---------------------------------------------------------------------------------------------------------
Year Ended December 31,                                          1998              1997              1996
                                                             --------------------------------------------
Reserves as of January 1                                     $110,037          $105,421          $100,445

Net reserves assumed in respect of acquired company            55,317                --                --
Net incurred related to:
   Current year                                                96,431            50,015            75,118
   Prior years                                                 16,321                --            11,827
                                                             --------------------------------------------
Total net incurred                                            112,752            50,015            86,945
                                                             --------------------------------------------

Net paid related to:

   Current year                                                49,671             3,740            26,415
   Prior years                                                 30,923            41,659            55,554
                                                             --------------------------------------------

Total net paid                                                 80,594            45,399            81,969
                                                             --------------------------------------------

Total net reserves as of December 31                          197,512           110,037           105,421

Losses recoverable as of December 31                          101,317                --                --
                                                             --------------------------------------------

Total gross reserves as of December 31                       $298,829          $110,037          $105,421
                                                             --------------------------------------------
---------------------------------------------------------------------------------------------------------

The prior year development in 1998 was due primarily to adverse development in the Nobel Insurance Company ("Nobel") surety and casualty losses partially offset by favorable development on property catastrophe reserves for 1997 and prior years. The Company had no development of prior year reserves in 1997. During 1996, the Company incurred $11.8 million of claims and claim expenses for 1995 and prior periods primarily as a result of reserve increases for claims related to the Northridge, California earthquake and a retrocessional quota share contract. The additional development on both of these claims was partially offset by additional premiums received under the reinsured contracts. The Company's total gross reserve for incurred but not reported claims was $135.4 million as of December 31, 1998 (1997- $66.5 million).

NOTE 6.  BANK LOANS

--------------------------------------------------------------------------------

The Company has a $200 million committed revolving credit and term loan agreement with a syndicate of commercial banks. Interest rates on the facility are based on a spread above LIBOR and have averaged 6.12 percent during 1998 (6.07 percent in 1997). The credit agreement contains certain financial covenants including requirements of a consolidated debt to capital ratio of 0.35:1; a consolidated net worth of not less than 125 percent of consolidated debt; and 80 percent of invested assets to be rated BBB- or better. As at December 31, 1998, and 1997, the Company had $50 million outstanding under the facility. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $150 million should the need arise. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as at December 31, 1998.

   In conjunction with the purchase of Nobel, Renaissance U.S. has a $35 million term loan and $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based upon a spread above LIBOR, and averaged 6.03 percent during 1998. The Credit Agreement contains certain financial covenants, the primary one being that, RenaissanceRe, being its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. This


--------------------------------------------------------------------------------
38 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 39
--------------------------------------------------------------------------------


five year term loan has mandatory repayment provisions approximating 25 percent in each of years two through five. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 1998.

     Interest payments on the above loans totaled $4.4 million, $4.6 million and $6.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. Fair value of bank loans approximate the carrying values, because such loans reprice frequently.

NOTE 7.  CAPITAL SECURITIES

--------------------------------------------------------------------------------

On March 7, 1997 the Company issued $100 million of "Company Obligated, Mandatorily Redeemable Capital Securities of a Subsidiary Trust holding solely $103,092,783 of the Company's 8.54 percent Junior Subordinated Debentures due March 1, 2027" ("Capital Securities") issued by the Trust. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. Proceeds from the offering were used to repay a portion of the Company's outstanding indebtedness. Effective September 11, 1997 the Trust exchanged the Capital Securities for substantially the same securities registered under the Securities Act of 1933. The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The Capital Securities and the related accrued dividends, are reflected in the consolidated financial statements as a minority interest.

NOTE 8.  ACQUISITION

--------------------------------------------------------------------------------

On June 25, 1998, the Company completed its acquisition of the U.S. operating subsidiaries of Nobel Limited, for $56.1 million. The Company also provided Nobel Limited with a limited recourse loan of $8.9 million to support the liquidation of Nobel Limited. The Company currently estimates that Nobel Limited, after satisfying its liabilities, will have the ability to repay $7.9 million of this loan, which is reflected in other assets. The gross assets and gross liabilities purchased in the transaction were $188.1 million and $155.9 million, respectively, thereby resulting in the recognition of $23.9 million of goodwill (subsequently written down to $14.0 million due to the fourth quarter charge described below). The Company issued no shares as part of the purchase and has accounted for this acquisition using the purchase method of accounting. The Company partially financed the acquisition with bank debt. See Note 6.

     During the fourth quarter of 1998, the Company recorded an after tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel Insurance Company's ("Nobel") casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. As a result of these charges, the Company concluded that it was in the best interest of shareholders to sell or reinsure the remaining Nobel businesses and reserves, specifically the casualty, surety, low-value dwelling and bail bond businesses. Nobel will continue to operate these business units during the sales process. Subsequent to the sale of the remaining businesses, Renaissance U.S will retain ownership of Nobel along with its licenses in the 50 states of America.

     In conjunction with the fourth quarter charges, Renaissance U.S. has recorded a deferred tax asset of $22.0 million, which is reflected in other assets on the consolidated balance sheet. The Company believes the future operations of Nobel, combined with other operating subsidiaries of Renaissance U.S., will enable it to utilize the net operating loss carry-forward.

     Contemporaneously with the Nobel acquisition, Nobel entered into a retroactive reinsurance contract. This contract provides Nobel with $38 million of protection from adverse development on its pre October 1, 1997 casualty book of business. See Note 4.

NOTE 9.  SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

On May 5, 1998, the shareholders voted to increase the authorized capital to an aggregate of 325,000,000 shares consisting of 225,000,000 Common Shares and 100,000,000 Preference Shares. The Company's 225,000,000 authorized $1.00 par value Common Shares consist of three separate series with differing voting rights as follows:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
December 31, 1998                                                     Issued and
                                                   Authorized        Outstanding
                                                 -------------------------------

Full Voting Common
   Shares (the
   Common Shares)                                 206,570,583         18,879,196
   (includes all shares
   registered and available
   to the public)

Diluted Voting Class I
   Common Shares                                   16,789,776          2,448,504
   (the Diluted Voting
   I Shares)
Diluted Voting Class II
   Common Shares                                    1,639,641            318,213
   (the Diluted Voting                           -------------------------------
   II Shares)
                                                  225,000,000         21,645,913
                                                 -------------------------------
--------------------------------------------------------------------------------

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

     In May and September of 1998 the Company announced share repurchase programs of $25 million each. For the year ended December 31, 1998 the Company repurchased a total of 1,020,670 Common Shares of the Company for an aggregate price of $42.7 million.

     On June 23, 1997, concurrent with a secondary offering, the Company purchased for cancellation 700,000 Common Shares at $36.29 per share for an aggregate price of $25.4 million from the Company's founding institutional shareholders or their successors.

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

     In November 1997, June 1997 and February 1996, the Company paid for the costs of secondary offerings of the Company's Common Shares sold by the founding institutional investors. The Company incurred costs of $0.6, $0.7 and $0.5 million, respectively, with respect to the registrations which are reflected as a reduction to additional paid-in capital on the consolidated balance sheet.

NOTE 10.  EARNINGS PER SHARE

--------------------------------------------------------------------------------

As of December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." The numerator in both the Company's basic and diluted earnings per share calculations is identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):

--------------------------------------------------------------------------------
Year Ended December 31,                       1998           1997          1996
                                            ------------------------------------
Weighted average
   shares - basic                           22,021         22,496         25,388

Per share equivalents
   of employee stock
   options and
   restricted shares                           407            471            607
                                            ------------------------------------
Weighted average
   shares - diluted                         22,428         22,967         25,995
                                            ------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
40 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 41
--------------------------------------------------------------------------------


NOTE 11.  RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

--------------------------------------------------------------------------------

The Company has in force several treaties with subsidiaries of The St. Paul Companies, and affiliates of General Electric Investments ("GEI") covering property catastrophe risks in several geographic regions. The terms of these treaties were determined in arms length negotiations and the Company believes that such terms are comparable to terms the Company would expect to negotiate in similar transactions with unrelated parties. For the years ended December 31, 1998, 1997 and 1996, the Company received $13.7 million, $19.2 million and $27.9 million in reinsurance premiums and deposits related to these treaties, respectively.

     The Company currently has in place an investment advisory agreement with GE Investment Management, an affiliate of GEI. GE Investment Management currently manages 68.1 percent of the Company's investment portfolio, subject to the Company's investment guidelines. The terms of the investment advisory agreement was determined in arms length negotiations. The performance of, and the fees paid to GE Investment Management are reviewed periodically by the Board. Such fees paid to related party investment advisors aggregated to $0.4 million, $1.2 million and $1.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     During the years ended December 31, 1998, 1997 and 1996, the Company received 64.2%, 70.1%, and 58.5%, respectively, of its premium assumed from its five largest reinsurance brokers. Subsidiaries and affiliates of E. W. Blanch & Co., J&H Marsh & McLennan, Inc., AON Re Group, Herbert Clough Inc., and Bates Turner L.L.C. (a GE Capital Services Company, an affiliate of GEI) accounted for approximately 23.2%, 18.8%, 12.6%, 5.4% and 4.2%, respectively, of the Company's premiums written in 1998.

NOTE 12.  DIVIDENDS

--------------------------------------------------------------------------------

During 1998, four regular quarterly dividends of $0.30 per share were paid to shareholders of record as of February 18, May 20, August 19, and November 19. During 1997, four regular quarterly dividends of $0.25 per share were paid to shareholders of record as of February 19, May 22, August 20, and November 20. During 1996, four regular quarterly dividends of $0.20 per share were paid to shareholders of record as of February 20, May 16, August 20, and November 19. The total amount of dividends paid to Common Shareholders during 1998, 1997 and 1996 was $26.7 million, $22.6 million and $20.5 million, respectively.

NOTE 13.  TAXATION

--------------------------------------------------------------------------------

Under current Bermuda law, neither RenaissanceRe, Renaissance Reinsurance, nor Glencoe are required to pay taxes in Bermuda on either income or capital gains. Income from U.S. company operations is subject to taxes imposed by U.S. authorities. Renaissance Europe will be subject to the taxation laws of Ireland.

     The U.S. companies have a net operating loss carryforward of $16.1 million which will be available to offset regular taxable U.S. income during the carryforward period (through 2018). As of December 31, 1998 a deferred tax asset of $22.0 million is included in other assets on the consolidated balance sheet.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The income tax expense (benefit) consists of:

--------------------------------------------------------------------------------
                                             Year Ended December 31, 1998
                                        Current        Deferred           Total
                                       -----------------------------------------
U.S. federal                           $  1,580        $(22,191)       $(20,611)
U.S. state and local                        136              --             136
                                       -----------------------------------------
                                       $  1,716        $(22,191)       $(20,475
                                       -----------------------------------------
--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 are presented below:

--------------------------------------------------------------------------------
                                                                            1998
                                                                        --------
Deferred tax assets:

Allowance for doubtful accounts                                        $    258
Unearned premiums                                                         1,342
Claims reserves, principally due
   to discounting for tax                                                 4,497
Retroactive reinsurance gain                                              9,384
Net operating loss carryforwards                                          5,483
Accrued expenses                                                          2,040
Other                                                                       711
                                                                       --------
                                                                         23,715

Deferred tax liabilities:

Deferred policy acquisition costs                                          (643)
Unrealized gains                                                           (166)
Other                                                                      (881)
                                                                       --------
Net deferred tax asset                                                 $ 22,025
                                                                       --------
--------------------------------------------------------------------------------

NOTE 14.  GEOGRAPHIC INFORMATION

--------------------------------------------------------------------------------

Financial information relating to gross premiums by geographic region is as follows:


Year Ended
December 31,                                1998            1997            1996
--------------------------------------------------------------------------------
United States                           $191,658        $123,717        $126,611
Worldwide (exclu-
   ding U.S.)                             26,380          32,005          38,746
Worldwide                                 20,584          27,930          44,460
Europe (including
   the United
   Kingdom)                               18,532          21,007          31,534
Other                                      9,374          16,738          18,958
Australia and
   New Zealand                             3,932           6,890           9,604
                                        ----------------------------------------
Total Gross
   Premiums
   Written                              $270,460        $228,287        $269,913
                                        ----------------------------------------
--------------------------------------------------------------------------------

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written is predominantly from Europe and Japan.

NOTE 15.  SEGMENT REPORTING

--------------------------------------------------------------------------------

As of December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has two
reportable segments: reinsurance operations and primary operations. The reinsurance segment provides property catastrophe reinsurance as well as other reinsurance to selected insurers and reinsurers on a worldwide basis. The primary segment provides insurance both on a direct and on a surplus lines basis for commercial and homeowners catastrophe-exposed property business. Also included in the primary segment are commercial auto and general liability covers as well as surety business which provides coverage to small and mid-size contractors. Data for the three years ended December 31, 1998, 1997 and 1996 was as follows:


--------------------------------------------------------------------------------
42 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 43
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Year Ended December 31, 1998       Reinsurance          Primary             Other            Total
                                    --------------------------------------------------------------
Gross premiums written              $  207,189       $   63,271        $       --       $  270,460
Total revenues                         216,976           42,229             1,322          260,527
Pre-tax profit (loss)                  126,768          (51,438)          (21,228)          54,102

Assets                                 897,656          369,801            88,707        1,356,164
                                    --------------------------------------------------------------

Claims and claim expense ratio            25.0%           200.2%               --             55.0%
Underwriting expense ratio                28.1%            37.1%               --             29.8%
                                    --------------------------------------------------------------
Combined ratio                            53.1%           237.3%               --             84.8%
                                    --------------------------------------------------------------

Year Ended December 31, 1997
                                    --------------------------------------------------------------
Gross premiums written              $  221,246       $    7,041        $       --       $  228,287
Total revenues                         242,076            6,909             5,741          254,726
Pre-tax profit (loss)                  146,209            2,421            (9,381)         139,249

Assets                                 795,043           84,211            81,495          960,749
                                    --------------------------------------------------------------

Claims and claim expense ratio            23.6%            25.0%               --             23.7%
Underwriting expense ratio                22.6%            86.1%               --             23.8%
                                    --------------------------------------------------------------
Combined ratio                            46.2%           111.1%               --             47.5%
                                    --------------------------------------------------------------

Year Ended December 31, 1996
                                    --------------------------------------------------------------
Gross premiums written              $  268,361       $    1,552        $       --       $  269,913
Total revenues                         289,645            2,780             2,534          294,959
Pre-tax profit (loss)                  161,855              900            (6,595)         156,160

Assets                                 778,122           52,478            74,164          904,764
                                    --------------------------------------------------------------

Claims and claim expense ratio            34.4%              --                --             34.3%
Underwriting expense ratio                16.2%               *                --             17.0%
                                    --------------------------------------------------------------
Combined ratio                            50.6%              --                --             51.3%
                                    --------------------------------------------------------------

*    Primary  expense  ratio is not relevant  for 1996,  as this was the initial year of operations and earned premium was $.2 million.

--------------------------------------------------------------------------------------------------

The activities of the Company's Bermuda and U.S. holding companies are the primary contributors to the results reflected in the other segment. The pre tax loss of the holding companies primarily consisted of interest expense on bank loans, the minority interest on the Capital Securities, goodwill amortization and goodwill writedowns related to Nobel, and realized investment losses on the sales of investments, partially offset by investment income on the assets of the holding companies.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE  16. STOCK INCENTIVE COMPENSATION AND EMPLOYEE BENEFIT PLANS

--------------------------------------------------------------------------------

The Company has a stock option plan under which all employees of the Company and its subsidiaries may be granted stock options. A stock option award under the Company's stock option plan allows for the purchase of the Company's Common Shares at a price that is generally equal to the five day average closing price of the Common Shares prior to the date of grant. Options to purchase Common Shares are granted periodically by the Board of Directors and generally expire ten years from the date of grant.

   The  Company  adopted  the   disclosure-only   method  under  SFAS  No.  123,
"Accounting for Stock Based Compensation", as of December 31, 1996, and continues to account for stock-based compensation plans under Accounting Principles Board Opinion No. 25. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro-forma footnote purposes with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively; dividend yield of 2.7, 2.5 and 2.5 percent, expected option life of five years for all years, and expected volatility of 24.94, 25.09 and 25.09 percent. The risk-free interest rate was assumed to be 5.5 percent in 1998, 6.0 percent in 1997 and 6.5 percent in 1996. If the compensation cost had been determined based upon the fair value method recommended in SFAS No. 123, the Company's net income would have been $71.8 million, $135.4 million and $155.4 million for each of 1998, 1997 and 1996, respectively, and the Company's earnings per share on a diluted basis would have been $3.20, $5.89 and $5.98 for each of 1998, 1997 and 1996, respectively.

     The following is a table of the changes in options outstanding for 1998, 1997 and 1996, respectively:

------------------------------------------------------------------------------------------------------------------------------------
                                                   Options                               Weighted
                                                 available            Options    average exercise    Fair value   Range of exercise
                                                 for grant        outstanding               price    of options              prices
                                                 ----------------------------------------------------------------------------------
Balance, December 31, 1995                       1,998,350            901,650              $13.59
Options granted:
   Exercise price at market price                 (424,349)           424,349              $29.41        $ 7.86     $29.25 - $29.55
Options exercised                                                     (28,738)             $14.91
                                                 ----------------------------------------------------------------------------------
Balance, December 31, 1996                       1,574,001          1,297,261              $18.74
Authorized                                       1,000,000
Options granted:
   Exercise price at market price                 (705,949)           705,949              $37.49        $ 9.67     $34.18 - $44.61
Options forfeited                                  144,436           (144,436)             $28.91
Options exercised                                                    (571,967)             $15.23
Shares turned in or withheld                       114,287
Restricted stock issued                           (174,704)
Restricted stock forfeited                           8,249
                                                 ----------------------------------------------------------------------------------
Balance, December 31, 1997                       1,960,320          1,286,807              $26.67
Options granted:
   Exercise price at market price                 (486,079)           486,079              $45.05        $10.84     $34.97 - $48.00
Options forfeited                                   16,225            (16,225)             $33.45
Options exercised                                                    (136,891)             $17.69
Shares turned in or withheld                        59,928
Restricted stock issued                           (136,313)
Restricted stock forfeited                             461
                                                 ----------------------------------------------------------------------------------
Balance, December 31, 1998                       1,414,542          1,619,770              $35.62
                                                 ----------------------------------------------------------------------------------
Total options exercisable at
   December 31, 1998                               581,227
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
44 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 45
--------------------------------------------------------------------------------

During 1997, the shareholders approved an increase of 1,000,000 shares under the Company's 1993 Amended Stock Incentive Plan. The total number of shares available under the plan is 4,000,000 shares. The shareholders also approved the issuance of share-based awards, the issuance of restricted Common Shares under the plan and an adjustment in the calculation of shares available for issuance thereunder by deeming the number of shares tendered to, or withheld by the Company in connection with certain option exercises and in satisfaction of tax withholding liabilities to be so available.

     In 1996, the Company established a Non-Employee Director Stock Plan to issue stock options and shares of restricted stock. In 1997, the shareholders approved an increase of authorized shares available for issuance thereunder from 100,000 Common Shares to 200,000 Common Shares. In 1998, 6,000 options to purchase Common Shares and 939 restricted Common Shares were granted. In 1997, 24,000 options to purchase Common Shares and 1,870 restricted Common Shares were issued. The options and restricted Common Shares vest ratably over three years.

     During 1997, the Company's Board of Directors approved an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of Common Shares of up to 50 percent of their bonus in lieu of cash, with an associated grant from the Company of an equal number of restricted shares. The restricted Common Shares vest ratably over three years. During the restricted period, the employee receives dividends and votes the restricted Common Shares, but the restricted shares may not be sold, transferred or assigned. In 1998, the Company issued 33,036 shares with a value of $1.5 million under this plan and in 1997, the Company issued 46,424 shares with a value of $1.7 million. Additionally, during 1998 the Board of Directors granted 103,277 restricted shares with a value of $4.5 million to certain executive officers. In 1997, 128,279 restricted shares with a value of $4.9 million were awarded to certain executive officers. The shares granted to executive officers vest ratably over four years. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $2.5 million in 1998.

     All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.

NOTE 17.  STATUTORY REQUIREMENTS

--------------------------------------------------------------------------------

Under the Insurance Act, 1978, amendments thereto and related regulations of Bermuda ("The Act"), Renaissance Reinsurance and Glencoe are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires Renaissance Reinsurance and Glencoe to maintain certain measures of solvency and liquidity during the period. As at December 31, 1998 the statutory capital and surplus of the Bermuda subsidiaries was $655.3 million and the amount required to be maintained under Bermuda law was $101 million.

     Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and is therefore restricted as to the payment of dividends in the amount of 25 percent of the prior year's statutory capital and surplus, unless at least two members of the board of directors attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 1998, Renaissance Reinsurance paid aggregate cash dividends of $102.1 million to RenaissanceRe.

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

     The Company's U.S. insurance subsidiaries are subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are primarily based upon statutory surplus and statutory net income. The U.S. insurance subsidiaries' combined statutory surplus amounted to $25.2 million at


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


December 31, 1998 and the amount required to be maintained was $20.7 million.

NOTE 18. COMMITMENTS AND CONTINGENCIES

--------------------------------------------------------------------------------

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and except for U.S. Government bonds, none of the Company's investments exceeded 10 percent of shareholders' equity at December 31, 1998. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

Financial instruments with off-balance sheet risk

Except for the derivatives discussed in Note 3, as of December 31, 1998 the Company was not a party to any financial instruments that exposed the Company to any off-balance sheet risks.

Letters of credit

As of December 31, 1998 the Company's bankers have issued letters of credit of approximately $42.0 million in favor of certain ceding companies. The letters of credit are secured by cash and investments of similar amounts.

Employment agreements

The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, under a change in control, as defined therein and by the Company's stock option plan.

Employee Credit Facility

In June of 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's stock, and to facilitate purchases of the Company's stock by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the stock purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. In addition, the Company has agreed to provide loans to the officers for interest payments under the bank loans. At December 31, 1998, the bank loans guaranteed by the Company totaled $19.1 million. At December 31, 1998, the common stock that collateralizes the loans had a fair value of $33.2 million.

Litigation

The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of the litigation will have a material impact on its consolidated financial statements.

NOTE 19.  SUBSEQUENT EVENT

--------------------------------------------------------------------------------

Effective January 11, 1999, Top Layer Reinsurance Ltd. was formed as a joint venture between the Company and State Farm Mutual Automobile Insurance Company to provide property catastrophe reinsurance for high layer, non-U.S. risks. In connection with this joint venture, the Company has provided capital of $0.6 million and has provided a $50 million letter of credit. The letter of credit is secured by a portion of the Company's investments.


--------------------------------------------------------------------------------
46 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 47
--------------------------------------------------------------------------------


NOTE 20. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                       Quarter Ended            Quarter Ended            Quarter Ended            Quarter Ended
                                          March 31,                June 30,              September 30,             December 31,
                                       1998         1997        1998         1997        1998         1997         1998*       1997
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums earned                 $46,097      $55,901     $47,041      $51,463     $58,666      $52,995     $ 53,143     $51,131
Net investment income                13,629       12,125      12,629       12,216      13,305       12,653       13,271      12,579
Net foreign exchange
   gains (losses)                       (24)      (1,643)       (827)         479          49         (356)         649      (1,922)
Other income                             --           --         347           --         642           --        8,800          --
Net realized investment
   gains (losses)                     1,236          166      (2,163)        (302)     (5,833)       1,053         (130)     (3,812)
                                    -----------------------------------------------------------------------------------------------
Total revenue                       $60,938      $66,549     $57,027      $63,856     $66,829      $66,345      $75,733     $57,976
                                    -----------------------------------------------------------------------------------------------
Claims and claim
   expenses incurred                $ 7,876      $14,238     $10,294      $11,106     $26,696      $14,673     $ 67,886     $ 9,998
Net income (loss)                   $35,674      $35,437     $28,538      $37,005     $20,372      $35,408     $(10,007)    $31,399

Earnings (loss) per share-basic     $  1.60      $  1.56     $  1.28      $  1.63     $  0.93      $  1.59     $  (0.46)    $  1.41
Earnings (loss) per share-diluted   $  1.57      $  1.52     $  1.26      $  1.59     $  0.91      $  1.56     $  (0.46)    $  1.38

Weighted average shares-basic        22,298       22,779      22,237       22,700      21,962       22,233       21,568      22,271
Weighted average shares-diluted      22,708       23,295      22,728       23,201      22,393       22,699       21,874      22,673

Claims and claim expense ratio         17.1%        25.5%       21.9%        21.6%       45.5%        27.7%       127.7%       19.6%
Underwriting expense ratio             27.7%        22.0%       28.2%        23.4%       29.2%        24.1%        33.7%       25.9%
                                    -----------------------------------------------------------------------------------------------
Combined ratio                         44.8%        47.5%       50.1%        45.0%       74.7%        51.8%       161.4%       45.5%
                                    -----------------------------------------------------------------------------------------------

* Loss in fourth quarter of 1998 was principally from Nobel operations. See Note 8.
------------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

NOTE 21.  CONSOLIDATED UNAUDITED

PRO FORMA STATEMENTS

--------------------------------------------------------------------------------

Operating results of Nobel and its affiliates acquired by the Company have been included in the consolidated financial statements from their date of acquisition. As required by Accounting Principles Board Opinion No.16, the following selected unauditted pro forma information is being provided to present a summary of the combined results of the Company and Nobel and its affiliates assuming the acquisition of Nobel and its affiliates had occurred as of January 1 of each year. The pro forma data is for informational purposes only and does not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above.

--------------------------------------------------------------------------------
Pro forma Statements:
Years Ended December 31,                                  1998              1997
                                                      --------------------------

Total revenues                                        $294,239          $305,239
Net income                                              60,320           142,426

Earnings per Common
Share-basic                                           $   2.74          $   6.33
Earnings per Common
Share-diluted                                         $   2.69          $   6.20
                                                      --------------------------
--------------------------------------------------------------------------------
48 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT

                               RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT 49
--------------------------------------------------------------------------------

                           ==========================
                             DIRECTORS AND OFFICERS
                           ==========================

                              (as of March 1, 1999)

BOARD OF DIRECTORS                          OFFICERS OF RENAISSANCERE       Kevin J. O'Donnell
                                            HOLDINGS LTD. AND               Vice President
James N. Stanard (3)(4)                     SUBSIDIARIES                    Renaissance Reinsurance Ltd.
Chairman of the Board
                                            James N. Stanard                Russell M. Smith
Arthur S. Bahr (1)(2)                       Chairman of the Board           Vice President
Retired                                     President                       Renaissance Reinsurance Ltd.
General Electric Investment Corporation     Chief Executive Officer
                                            RenaissanceRe Holdings Ltd.     J. Alex Richards
                                                                            Assistant Vice President
Thomas A. Cooper (1)(2)(4)                  William I. Riker                Renaissance Services Ltd.
TAC Associates                              President
                                            Chief Operating Officer         John R. Wineinger
Edmund B. Greene                            Renaissance Reinsurance Ltd.    Assistant Vice President
Retired                                                                     Renaissance Services Ltd.
General Electric Company                    David A. Eklund
                                            Executive Vice President        Craig W. Tillman
                                            Chief Underwriting Officer      Assistant Vice President
Gerald L. Igou (3)                          Renaissance Reinsurance Ltd.    Glencoe Insurance Ltd.
General Electric Investment Corporation
                                            John M. Lummis                  Robert L. Ricker
                                            Senior Vice President           President
Kewsong Lee (1)                             Chief Financial Officer         DeSoto Insurance Company
E. M. Warburg, Pincus & Co., L.L.C.         RenaissanceRe Holdings Ltd.
                                                                            Ian D. Branagan
Paul J. Liska (1)(3)                        Yves Dujardin                   Divisional Director
The St. Paul Companies, Inc.                Vice President                  Renaissance Reinsurance of Europe
                                            Renaissance Reinsurance Ltd.
Lisa J. Marshall
Conyers, Dill and Pearman                   Robert E. Hykes
                                            Vice President
Howard H. Newman (2)(3)(4)                  Renaissance Services Ltd.
E. M. Warburg, Pincus & Co., L.L.C.
                                            Martin J. Merritt
Scott E. Pardee (1)(3)(4)                   Vice President
Massachusetts Institute of Technology       Controller
                                            Company Secretary
William I. Riker                            RenaissanceRe Holdings Ltd.
Renaissance Reinsurance Ltd.
                                            John D. Nichols, Jr.
Committees of the Board:                    Vice President
                                            Renaissance Reinsurance Ltd.
(1) Audit
(2) Compensation
(3) Investment
(4) Transaction


--------------------------------------------------------------------------------

                           ==========================
                             FINANCIAL AND INVESTOR

                                   INFORMATION
                           ==========================


For general information about the Company or for copies of the annual report, quarterly earnings releases and Forms 10-K and 10-Q, please contact:

Martin J. Merritt
Vice President, Controller and Company Secretary
Tel. 441-299-7230
Internet: mjm@renre.com

STOCK INFORMATION

The Company's  stock is listed on The New York Stock  Exchange  under the symbol
RNR.

     The following table sets forth the high and low closing sales prices per share, as reported on The New York Stock Exchange Composite Tape for the four fiscal quarters of 1998 and 1997:


                                 1998 Price Range            1997 Price Range
                               High            Low         High            Low
                              --------------------------------------------------
First Quarter                 50.06           40.00       40.00           32.63
Second Quarter                50.25           43.25       39.63           34.13
Third Quarter                 47.63           41.50       45.88           37.88
Fourth Quarter                42.88           34.81       49.94           39.88
                              --------------------------------------------------

INDEPENDENT AUDITORS

Ernst & Young
Hamilton, Bermuda

TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
USA
Web site: www.chasemellon.com


All written requests should be sent to:
The Company Secretary
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box HM2527
Hamilton HMGX, Bermuda



--------------------------------------------------------------------------------
50 RenaissanceRe Holdings Ltd. 1998 ANNUAL REPORT


Concept & Project Supervision: Investor Access Corporation, NYC
Design: George/Gerard Design, Inc., NYC