Form 10-K, Exhibit 13
period 1999-12-31
RENAISSANCERE HOLDINGS LTD
filed 2000-03-30
CIK 913144

                                COMPANY OVERVIEW

RenaissanceRe Holdings Ltd. ("RenaissanceRe") provides reinsurance and insurance coverage where the risk of natural catastrophes represents a significant component of the overall exposure. We are a leader in using sophisticated computer models to construct an optimal portfolio of these coverages.

         Our principal business is property catastrophe reinsurance. Our subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), is one of the three largest providers of this coverage in the world. We provide reinsurance to insurance companies and other reinsurers primarily on an excess of loss basis. This means that we begin paying when our customers' claims from a particular catastrophe exceed a certain retained amount. Through these coverages we are subject to claims arising from large natural catastrophes, such as earthquakes and hurricanes, and we are also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes. In addition, we opportunistically write other classes of risk, which in the past has included aviation, satellite and marine reinsurance.

         We also provide primary insurance. This business is written through two subsidiaries, Glencoe Insurance Ltd. ("Glencoe") and DeSoto Insurance Company ("DeSoto"). Through these subsidiaries, we write commercial insurance in various areas of the United States and homeowners' insurance in Florida, focusing on business exposed to natural catastrophes.

RenaissanceRe Holdings Ltd.            1                      1999 Annual Report

                               Table of Contents


Financial Highlights ..................................    3
Letter to Shareholders ................................    4
Review of Operations ..................................    9
Finance ...............................................   15
Intelligent Use of Modeling ...........................   18
Selected Financial Data ...............................   20
Management's Discussion and Analysis ..................   21
Management's Responsibility for Financial Statements ..   33
Report of Independent Auditors ........................   33
Consolidated Financial Statements .....................   34
Notes to Consolidated Financial Statements ............   38
Directors and Officers ................................   55
Financial and Investor Information ....................   56



RenaissanceRe Holdings Ltd.            2                      1999 Annual Report

                              Financial Highlights
                  RenaissanceRe Holdings Ltd. and Subsidiaries

(amounts in thousands, except per share amounts)        1999           1998           1997           1996           1995

Gross premiums written                               $ 351,305       $270,460       $228,287       $269,913       $292,607
Operating income*                                      119,961        121,547        142,144        159,098        160,471
Net income                                             104,241         74,577        139,249        156,160        162,786
Common dividends declared and paid                      28,885         26,720         22,643         20,489          4,096

Per share amounts
Operating income - diluted                           $    5.82       $   5.42       $   6.19       $   6.12       $   6.65
Net income - diluted                                      5.05           3.33           6.06           6.01           6.75
Book value                                               30.50          28.28          26.68          23.21          18.99
Dividends declared                                        1.40           1.20           1.00           0.80           0.16

Operating return on average
    shareholders' equity                                  19.8%          19.2%          25.0%          29.8%          43.2%

Operating ratios
Claims and claim expense ratio*                           34.9%          33.1%          23.7%          34.3%          38.3%
Underwriting expense ratio                                28.1%          29.3%          23.8%          17.0%          13.7%
Combined ratio                                            63.0%          62.4%          47.5%          51.3%          52.0%

* Operating income excludes net realized gains (losses) on investments. Operating income and operating ratios exclude 1998 fourth quarter charges relating to Nobel Insurance Company. (See note 8 to the Consolidated Financial Statements.)


    Operating Return on Average                  Book Value per Share Equity
  43.2%  29.8%  25.0%  19.2%  19.8%        $18.99%  $23.21%  $26.68  $28.28  $30.50

  1995   1996   1997   1998   1999          1995     1996     1997    1998    1999

RenaissanceRe Holdings Ltd.            3                      1999 Annual Report

                             Letter to Shareholders

                                                       Jim Stanard
                                                       Chairman, President and
                                                       Chief Executive Officer

Dear Fellow Shareholder:

RenaissanceRe turned in a very strong performance in 1999, a year with the second largest amount of insured catastrophe losses in history. Our 20% return on average equity ("ROE") ranked us number one--by a wide margin--when compared with our competitors. This marks the seventh year in a row in which we have been the top performer among our peers.

         Producing consistently superior returns comes down to execution. Ours is explained by three "success factors":

o superior risk selection. This is based on our proprietary REMS(C) risk modeling system, the deep experience of our underwriters and their effectiveness at using REMS(C) as a decision support tool. The tutorial on page 18 discusses practical issues in the effective use of catastrophe models.

o customer focused marketing. We are aggressive and responsive, known to our market for the speed with which we offer quotes and pay claims.

o shareholder focused capital management. We have always actively managed our capital, seeking to maximize value for our shareholders.

The Underwriting Cycle:

The prolonged slide in reinsurance pricing, combined with a year with above-average loss activity, produced the worst results across the worldwide

RenaissanceRe Holdings Ltd.            4                      1999 Annual Report
reinsurance industry since 1992. This year many insurance and reinsurance companies are reporting unsatisfactory results, and have begun to cut their total premium by shedding underpriced business. Although it was an above-average year for insured cat losses, it was also a year of near misses. While winds over 100 mph on December 26 were truly unusual for Paris, Hurricanes Bret and Floyd could easily have taken much more destructive paths, which would have turned 1999 into a record setting loss year for the industry. (For a detailed description of this year's industry catastrophes, see the review of operations on page 9.)

         In this very active year of catastrophes, RenaissanceRe delivered an outstanding underwriting profit and an attractive ROE. In addition, our core reinsurance business showed significant growth both in gross and net written premium income. How did we manage to deliver that performance?

         To explain, let me start with a little history. We have always been willing to be contrarian, and have been out of step with the market at several points since we were formed:

o In 1993, as one of eight newly formed catastrophe companies, and the one with the smallest capital, we were very active in our marketing. Our management team had been through pricing cycles before; we knew that prices were very high, so it was the right time to grow quickly. We also began to invest millions of dollars to develop our REMS(C) pricing and exposure management system, before cat modeling became fashionable.

o In 1996, as some competitors were just hitting their growth stride, we began to cut back business as prices fell. We also began to buy retrocessional protection for ourselves, even though these actions cut our top line and reduced our earnings per share ("EPS") in years with low losses. Our ROE was still at a very high level, and at this stage of the cycle we, as shareholders, felt the right move was to reduce our risk--because we were not getting paid as much for bearing that risk as we had been in 1993 through 1995.

o We allowed net premium to fall from 1996 through 1998. Although we still had the best ROE of our peer group in 1996 and 1997, our margin of out-performance was narrowing because we were hedging our risk by buying more reinsurance (reducing net premium). These years were low loss years, which did not truly test the quality of anyone's reinsurance portfolio (see graph on page 9).

o Beginning in the fall of 1998, the environment changed. A series of catastrophes tested the effectiveness of reinsurance company risk management. Our net losses were small, while many reinsurers experienced six disappointing quarters from various

RenaissanceRe Holdings Ltd.            5                      1999 Annual Report
events: Hurricane Georges, the record Australian hailstorm, the Oklahoma tornadoes, Hurricane Floyd and Typhoon Bart, earthquakes in Turkey and Taiwan, and the windstorms Anatol, Lothar and Martin in Europe.

  During 1999, we maintained our operating ROE at about 20% because we had let business go rather than follow pricing down and had carefully protected ourselves by buying reinsurance. We were not surprised by our results from any of these events, and we did not have underpriced business that we needed to cut. Accordingly, as markets began to react to this string of losses, we were there to provide coverage--at our prices. That is how we have achieved our premium growth in 1999.

  Although we have renewed a significant amount of our own reinsurance coverage, we will have less protection and therefore will be keeping a larger net risk position in 2000. Although reinsurance coverage will be costing us more, we expect to get corresponding price increases on the business that we are writing, so the combined effect should allow us to maintain the quality (the risk/reward balance) of our net portfolio.

Primary Operations:

Our primary operations produced a satisfactory return in 1999. One accomplishment was dealing with the problems at Nobel. We sold all of the old lines of business, and we believe that the charge we took in fourth quarter 1998 is still adequate. The silver lining from the Nobel situation is that after the initial problems were recognized, we moved quickly and effectively to address them, and now have a 50-state-licensed company that we can use to expand cat-exposed primary property business--when market conditions warrant. DeSoto and Glencoe have been profitable, but have allowed their premium to shrink, due to the current competitive conditions in the primary markets.

Capital Management:

We have always been active managers of our capital, and our depressed stock price gave us the opportunity during 1999 to buy back 10% of the Company at an average of 119% of year-end 1999 book value. We evaluate buybacks by looking at the book value dilution that results and assessing how many quarters we expect it will take to earn back the dilution. For 1999 the payback period was quite short, and all buybacks have been accretive to EPS.

  During the year we also initiated two significant joint ventures that enhanced our capital base. State Farm Mutual Automobile Insurance Company, the largest property/casualty insurer in the United States, is our partner in the first venture, Top Layer Re. This vehicle, which has $3 billion of capital, is devoted to writing high-layer international cat busi-

RenaissanceRe Holdings Ltd.            6                      1999 Annual Report
ness. Overseas Partners Ltd. is our partner in the second venture, known as OPCat, which has $450 million in capital. OPCat will write "side-by-side" with Renaissance in our core cat reinsurance business. These ventures provide us with both additional presence in the market as well as fee income. They allow us to leverage our access to business and our underwriting capability on a larger capital base while still actively managing our equity base in Renaissance to maximize value to our shareholders.

Our founding institutional shareholders sold some of their Renaissance stock during the year. In light of the increasing public ownership of our stock, Brian Hall and James MacGinnitie joined our Board as independent directors. Howard Newman of Warburg Pincus will be resigning from our Board; we owe Howard a debt of gratitude for his counsel and support to the Company since our formation.

Challenges:

We succeeded in the challenges that I laid out last year: to maintain the positive momentum in our core business and to carefully build our start-ups, all with a view to getting our ROE back up to our target levels. If it ain't broke, don't fix it; so our focus in 2000 is more of the same. In addition, we will manage our joint ventures to meet our commitments to both our shareholders and our partners. The basic challenge of our business is to be agile and aggressive in our marketing while maintaining high underwriting standards in a hardening market environment. Our track record indicates that our management team is well equipped to meet this challenge.


                            /s/ James N. Stanard

                                James N. Stanard
                Chairman, President and Chief Executive Officer

RenaissanceRe Holdings Ltd.            7                      1999 Annual Report

                         Quarterly Underwriting Review

                    The RenaissanceRe management team meets
            in one of its quarterly underwriting sessions to review
                           the reinsurance portfolio.


RenaissanceRe Holdings Ltd.            8                      1999 Annual Report

                              REVIEW OF OPERATIONS

Reinsurance
A Year of Substantial Catastrophe Losses for the Industry

The insurance industry experienced a large number of significant catastrophe losses in 1999 including losses from the following events:


Event                                                      Date           Insurance Industry
                                                                          Loss (in billions*)
Sydney hailstorm                                           4/14                  $1.0

Oklahoma tornado                                           5/3                   $1.5

Turkey earthquake                                          8/17                  $2.0

Southeast US hurricane (Floyd)                             9/13                  $2.3

Taiwan earthquake                                          9/21                  $1.0

Japanese typhoon (Bart)                                    9/24                  $3.0

Danish windstorm (Anatol)                                  12/4                  $0.5

European windstorms (Lothar & Martin)                      12/26-27              $6.7

*Catastrophe loss data source: sigma No. 2/2000








Measured in current dollars, 1999 is estimated to have been the second worst year on record, with estimates of total insured natural catastrophe losses at over $24 billion. The year was distinguished by a relatively large number of events, compared with other high loss years in which a single large event has represented a larger proportion of the total (e.g., Hurricane Andrew's $19 billion of losses in 1992).

         From the standpoint of the reinsurance industry, this type of year stresses portfolios in a different way. No single event explains the industry's poor performance; it was the accumulation of these events that caused the pain. The impact of multiple events was accentuated by "second event" reinsurance contracts, under which reinsurance coverage is triggered only if there are two loss events of a specified magnitude.

Superior Underwriting Results at Renaissance In this environment of heavy loss activity, Renaissance delivered a 20% ROE. In the following chart, we look at the difference (shown by the yellow bars) between Renaissance's actual ROE and the average of our peer group of reinsurance companies. This measure of out-performance is compared with the level of insurance industry losses (represented by the red line).





                               [GRAPHIC OMITTED]





This chart shows that our superior underwriting was most apparent in years of higher losses: a larger industry loss translated into a greater difference between Renaissance and the industry average. This past year of high frequency was one that

RenaissanceRe Holdings Ltd.            9                      1999 Annual Report

                                    [Photo]            (left to right):
                                                        Jon Paradine,
                                                        Russell Smith,
                                                        Bill Riker and
                                                        Craig Tillman

                                  Underwriting

exposed underpriced portfolios. One of the insights from our modeling is that the risk to a reinsurance portfolio comes as much from multiple, moderate events as from single large events.

         1999 reinforced our view that success in our business simply cannot be achieved by taking the industry average. Our superior performance derives from better risk selection and overall portfolio management. We assess our portfolio management skill--understanding the correlation of reinsurance contracts with each other--to be even more important to our performance than individual risk selection:

Return on Equity

---------------------------- RenaissanceRe ROE
         /\
        /  \   Attributable to
       /_  _\  Optimal Portfolio
         ||    Construction
         ||
         ||    Attributable to
               Individual Risk
               Section
---------------------------- Industry Average ROE

         Part of our success this past year can be ascribed to our knowledge of the retrocessional market (referring to transactions in which one reinsurance company reinsures another). Our exposure management system has a unique capacity to assess the reinsurance that we purchase to evaluate the portfolio benefit. These purchases do not represent a simple arbitrage of one assumed contract against one ceded contract, but rather involve the complex problem of understanding how our assumed portfolio fits with our ceded portfolio. We purchase reinsurance to enhance capacity (not to allow us to write bad business). We dynamically manage our portfolio so that we are not over-reliant on the retrocessional market.

         On the other side of the retrocessional market, we are also active in assuming premium from other reinsurance companies. Here we believe that there are important challenges to good underwriting because the ultimate reinsurer is at least one additional step

RenaissanceRe Holdings Ltd.            10                     1999 Annual Report

                                    [Photo]            (left to right):
                                                        Ian Branagan,
                                                        Dave Eklund,
                                                        Kevin O'Donnell and
                                                        Alex Richards

                                  Underwriting

removed from the underlying primary insurance risks. There continues to be wide disparity in the quality of the retrocessional transactions in the market, so a rigorous assessment of the risk is critical. We have built a proprietary system for analyzing these risks, and since our inception, we have been active and successful in assuming retrocessional business.

Structured Products--Leveraging Our Skills

In 1998, we formed our structured products unit to focus on joint ventures, investment opportunities within the insurance and reinsurance industries and non-traditional structured reinsurance. Most of the transactions executed to date have focused on supporting the core catastrophe reinsurance business. During 1999, in addition to our efforts in the catastrophe-linked financial markets, we executed two notable joint ventures. Our business partners in these ventures are State Farm Mutual Automobile Insurance Company and Overseas Partners Ltd.

         In January of this year, we formed Top Layer Re as a Bermuda domiciled reinsurer, owned equally by State Farm and Renaissance Reinsurance. Each partner contributed $50 million to capitalize the company. State Farm enhanced this capacity with a $2.9 billion annual aggregate stop loss; strong enough support to achieve a AAA rating from Standard and Poor's and an A++ rating from A. M. Best. Top Layer Re combines the underwriting skill and discipline of Renaissance with the financial strength of State Farm to offer significant capacity to high-layer property catastrophe reinsurance programs in all territories outside the United States.

         In November, we entered into an agreement with Overseas Partners Cat Ltd., a subsidiary of Overseas Partners Ltd., both domiciled in Bermuda. With this agreement, OPCat, a new entity capitalized by its parent with $450 million of equity and rated A+ by

RenaissanceRe Holdings Ltd.            11                     1999 Annual Report

                                STRUCTURED PRODUCTS

             [Photograph of Jay Nichols (standing) and Monte Combe]

A.M. Best, appointed Renaissance as its sole underwriting manager. By offering companion layers with Renaissance Reinsurance, this partnership has established a significant new entrant in the property catastrophe reinsurance marketplace--a participant that is both stable and disciplined.

         We are excited about these joint ventures for three reasons. First, our partners have a long-term commitment to the business and share our optimism about the future opportunities. Second, we believe that these two partnerships will further validate our leadership in the business of underwriting property catastrophe risk. We have consistently pointed to our track record in this marketplace, and we are confident these ventures will broaden that track record beyond the operating results of Renaissance Reinsurance. Third, these partnerships offer a significant commercial opportunity for Renaissance. Both ventures are structured with significant risk and premium sharing between the partners, and they also compensate Renaissance with underwriting fee income. We have formed Renaissance Underwriting Managers, Ltd. to provide services to these ventures.

         We continued to participate in the catastrophe-linked securities market in 1999, participating in both the new issue and secondary market. We evaluate catastrophe-linked securities using the same methodologies we use to evaluate traditional reinsurance. However, these offerings provide less exposure information than a typical reinsurance submission and also contain different structural risks. We model each deal with the information provided, and participate in offerings that provide the appropriate portfolio return with acceptable structural risk. We are very selective in purchasing these securities, participating in less than one third of the transactions underwritten in 1999.

Marketing Success

Our gross reinsurance premium grew 36% and net reinsurance premium grew 21%, comparing 1999 with 1998. While our focus will always be on portfolio quality rather than on simple premium growth, the increase in premium this year reflects our ability to access business when market conditions harden and more contracts meet our hurdle rate.

         To ensure our access to business, our underwriters are also active in their marketing roles. Over the

RenaissanceRe Holdings Ltd.            12                     1999 Annual Report
course of 1999, they met with over 500 brokers and 400 clients or potential clients. Our reputation is that we make quick decisions on submissions, and we are proactive in offering alternative structures to our brokers and clients. Because of our effective desktop systems, we are able to provide very rapid, but still rigorous, underwriting decisions.

         Premium grew in our reinsurance of primary companies, but even more profoundly in our assumed retrocessional business, where our 1999 premium doubled from the amount that we wrote in 1998. Here our success is a function not only of our access to business, but also of our confidence in our underwriting systems, as described above. Other companies needed to focus on re-underwriting their books of business, while we were expanding into a hardening market.

Market Outlook

Investors and senior executives in the reinsurance business are focusing on the past two years of heavy loss activity. The industry is recognizing that success in the catastrophe business is difficult to achieve--as a result of three interrelated factors:

o Catastrophe risks are difficult to understand. Underwriters must assess the risks based on their absolute exposure as well as their relative exposures. Given the low frequency of the events covered by catastrophe reinsurance, these risks must be considered by looking at the tails of the probability distributions, which are sensitive to key model assumptions and subject to uncertainty.

                                    [Photo]

                             MARKETING & OPERATIONS

         (left to right): Charles Hollis, Michelle Johnson and Bob Hykes

o Efficiently utilizing capital in the cat business requires a detailed understanding of cat risk. The property/casualty industry is often viewed as over-capitalized by as much as 20-30%. Yet, ironically, the solvency of some companies may be threatened by a single catastrophe event in one region, even while the same companies could support more risk in other regions. So the real question is having access to the portfolio management skills to efficiently manage capital.

o Available talent is in short supply. There are only a few underwriters with a successful track record writing catastrophe reinsurance. Recently, investors have become reluctant to support people who do not have successful track records.

         We are optimistic that much of the naive capaci-

RenaissanceRe Holdings Ltd.            13                     1999 Annual Report

                             INFORMATION TECHNOLOGY

   [Photograph of (left to right): John Gill, John Wineinger and Dion Tucker]

ty has dried up for the long run, given the poor results of many players over the past two years and a greater appreciation of the complexity of achieving success in this business. Against this backdrop, we saw an increasing level of opportunities in catastrophe reinsurance in 1999, and see the positive market environment continuing into 2000.

PRIMARY INSURANCE

Our primary operations consist of: (1) DeSoto, writing Florida homeowner business, (2) Glencoe, writing commercial "E&S" coverage in the U.S., and (3) Nobel, which is in run-off, but has licenses in 50 states. During 1999, bottom line contribution from our primary business was limited, and the focus of each of these businesses was to maintain and develop an operating platform for future growth.

         Market conditions are beginning to show signs of firming. However, we remain very disciplined in the primary area and will grow only to pursue attractive opportunities. One area with potential is developing new distribution systems for the primary product, and we are exploring various ways to efficiently provide primary insurance in catastrophe-exposed areas that are underserved by traditional carriers.

         Our primary business units can provide value in two ways. First, particularly if market conditions improve, we can expand our access to catastrophe-exposed insurance risks. Second, we are using insights gained from running our primary operations to be more effective in our reinsurance business. For example, knowledge gained from our DeSoto venture helped us understand the unique circumstances facing the new Florida companies, and allowed us to design better products for them. Glencoe provides us additional insight into conditions in the catastrophe-exposed commercial property market.

RenaissanceRe Holdings Ltd.            14                     1999 Annual Report

                                    FINANCE

  [Photograph of (left to right): Simon Jack, Preston Hutchings, John Lummis,
                         Marty Merritt and Diana Petty]

Expanding capital resources

Our traditional capital resources include common equity, preferred and bank debt. Over time these resources have expanded significantly:



                               [GRAPHIC OMITTED]


The growth in 1999 arose principally from the renewal and expansion of our bank credit facility from $200 million to $300 million. The facility has a five-year term, and is available for general corporate purposes.

         It is important to understand that financial leverage is not the driver of our high returns on equity. At year-end 1999, we had over $200 million of liquidity at the parent holding company, which was available to us to pay down debt. We made a tactical decision that we would retain this liquidity, which serves as stand-by capital that we could contribute to the capital of our operating units following a large catastrophe year (a year much worse than this past one).

         Perhaps the most important theme for capital resources in 1999 is our newly developed off-balance-sheet financing capacity: the combination of Top Layer Re and OPCat (described in the Review of Operations on page 11) gives us access to an additional $3.4 billion of capital. The innovation in this approach is that we can maintain our equity base at a moderate size, and ensure its efficient use,

RenaissanceRe Holdings Ltd.            15                     1999 Annual Report
at the same time that we have access to much larger amounts of capital. This additional pool of capital is viewed as equity-like from the standpoint of customers and ratings agencies--without diluting our common equity. With total capital resources of $4.4 billion, we believe that we have more capital available for the catastrophe reinsurance business than all but a very small number of competitors--each with a much larger common equity base.

         By assembling these long-term capital resources, we are convinced that we have more than adequate financial scale to support our growing operational scale as one of the three largest writers of catastrophe reinsurance in the world.

Active management of our common equity

1999 was another year of active management of our equity capital. We repurchased a total of 2.2 million shares for $80 million. The average price per share was $36.26 for the year, compared with our book value per share of $30.50 at the end of the year. The benefit of this for our remaining shareholders is clear: we project that our 1999 repurchases will result in accretion to book value per share within two years.

         Turning to our dividend, in February 1999, our Board increased our quarterly dividend from $.30 to $.35, our fifth consecutive annual increase. As re-cently announced, in February 2000, we again in-creased our quarterly dividend, from $.35 to $.375. With a payout ratio of approximately 25%, we continue to focus capital management around repurchases, given their tax efficiency for many of our shareholders, as well as greater flexibility for the Company.

         Over the course of this year, our three founding shareholders each exited portions of their positions. The St. Paul Companies sold 700,000 shares to the Company. The Warburg Limited Partnership distributed 1.3 million shares to its partners, and we now view those shares as being part of the public float. An affiliate of General Electric's pension fund sold over 300,000 shares into the public market. Together, these transactions represent important progress toward expanding the public float for Renaissance, which has grown over time as depicted below:


                               [GRAPHIC OMITTED]


Investments

Our investment strategy balances the need for liquidity in the event of large catastrophe losses with the desire to enhance the attractive return on equity already provided by our underwriting activities. Consequently, the Company maintains a diversified portfolio of U. S. dollar, fixed-income securities with a short average duration and a very high average credit quality. This portfolio, though highly liquid, should provide an attractive return over time. At year-end, the portfolio had a yield to maturity of

RenaissanceRe Holdings Ltd.            16                     1999 Annual Report

7.15% and an effective duration of 2.7 years.

         Given the rising interest rate environment of the past year, our portfolio's total return delivered less than cash for the year, understandable but disappointing nonetheless. Offsetting that result, we were pleased that, on a relative basis, our investment managers generally outperformed their benchmarks, and that the total portfolio outperformed a comparable duration U.S. Treasury index. We believe that a consistent approach to our investment strategy will enhance value over time.

         At year-end our investment portfolio was allocated as follows:


Treasuries & Agencies 28%
Asset Backed (AAA) 17%
Mortgage Backed (AAA) 14%
Other 3%
Sovereigns & Supra-Nationals (AA/AAA) 6%
Global High Yield 9%
Investment Grade Corporate Debt 10%
Cash & Cash Equivalents 13%

RenaissanceRe Holdings Ltd.            17                     1999 Annual Report

                          INTELLIGENT USE OF MODELING

A distinguishing element in the successful management of catastrophe exposure is the intelligent use of computer models. Over the past two decades, catastrophe (or "cat") models have evolved to become important decision tools in property underwriting. Our use of these cat models enables each Renaissance business segment to assess risk (and reward for bearing risk) on a consistent basis. The several major vendors of these models have spent tens of millions of dollars on model development and employ hundreds of engineers, scientists and statisticians to develop cat models for many areas around the world. We evaluate and use models from all major vendors and have developed a unique perspective on the applicability of these models to underwriting cat risk. By comparing and contrasting different models, we are able to determine which model results are most relevant to the different risks we evaluate.

Using Cat Models

Cat models are software applications that simulate the interaction between exposure (e.g., insured value of properties), vulnerability (e.g., how much damage different wind speeds will cause) and hazards (e.g., the chance of a windstorm hitting a particular location) to estimate risk (e.g., the dollar loss that a reinsurer will suffer). Understanding the cat models' strengths and limitations requires a detailed knowledge of how they are developed and the level of science they capture. The goal is a probabilistic description of complex natural phenomena. Misuse of modeling information is prevalent due to the tendency to attribute precision to output that is generated by computers. It is important to understand the trade-offs between different levels of resolution in the analysis (e.g. by county, by zip code, by individual property location) and the need to collect accurate data about the insured risks. A cat model should not be seen as exact, but rather as an educated scientific estimate of the loss potential. Renaissance works closely with the vendors, especially when there are opportunities for validating the models by drawing upon our own loss experience and modeling knowledge.

The Evolution of Cat Models

In the past two decades, we have witnessed three stages of modeling sophistication.

o First, deterministic models evaluated the impact of large catastrophes to understand the potential worst case scenarios.

o Second, probabilistic models were used to evaluate many different scenarios on a particular exposure to create a picture of the probability distribution of potential loss.

o Third, and currently, models are increasingly descriptive of not only scenario risk, but also the uncertainty associated with that risk--acknowledging that our understanding of hurricanes and associated property vulnerability, for example, is inexact.

Multiple Models

Many property underwriting operations employ a single

RenaissanceRe Holdings Ltd.            18                     1999 Annual Report
model for gauging the risk on both individual reinsurance contracts and portfolios of contracts. This is an important step forward compared to past practices in catastrophe risk underwriting. However, since any single model is necessarily biased towards the judgments of its developers, reliance on a single model will incorporate those same biases during the underwriting and portfolio selection process. Our own experience shows that models vary considerably, depending upon the underlying characteristics of the exposures simulated. Without a second or third opinion of the exposure and risk posed, it is impossible to gauge the variability in potential outcomes of natural hazard modeling. Effective risk management requires the anticipation of all credible estimates of loss, so the use of multiple models results in fewer surprises and can highlight hidden exposures.

  Moreover, no one vendor model covers all perils for all areas. Although our largest exposure is to hurricane/typhoon and our next largest is earthquake, many other events such as hail, freeze and brushfire can cause losses. Also, some vendor models do not reflect the expenses of settling losses, or the localized inflation in rebuilding costs that follows a large event. Using models for decision making without adjusting for these "unmodeled" exposures can be worse than not modeling at all.

Helping Our Clients

One of our roles as a reinsurer is to use our modeling experience to help our clients identify the best models to use in their own risk management decisions. We continually test, compare and critique models to assist our clients in their own loss reduction and prevention efforts. Renaissance's unique model-based approach has afforded us a very prominent role in guiding model development.

Effective Management Systems

We could have access to the best modeling systems in the world but, if our underwriters did not actually use these results to make better decisions, the models would be pointless. Getting the "traders" (in our business, the underwriters) working effectively with the "quants" (the modelers) is a weak link in many financial organizations. Our underwriters, who are making the day-to-day pricing and risk-taking decisions, understand the inner workings of the models, and their strengths and weaknesses. When an answer comes out of the computer that differs from the underwriter's intuition, the underwriter neither believes nor discards it. He drills back into the model to find out where the difference lies. Is it a problem with the input data? Is there a weakness in some aspect of the model? Is the model giving the underwriter a new insight?

  Effective use of catastrophe models is a key factor in our ability to consistently produce industry-leading results. But it is vital to understand the weaknesses along with the strengths of these models. Perhaps these models should come with warning labels: "improper use can be hazardous to your financial health--don't try this at home."

RenaissanceRe Holdings Ltd.            19                     1999 Annual Report

                            SELECTED FINANCIAL DATA
                  RenaissanceRe Holdings Ltd. and Subsidiaries

The following summary financial information should be read in conjunction with the Consolidated Financial Statements and the notes thereto presented on pages 34 to 54 in this Annual Report.

-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)              1999          1998          1997          1996          1995
-----------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Gross premiums written                         $  351,305    $  270,460    $  228,287    $  269,913    $  292,607
Net premiums written                              213,513       195,019       195,752       251,564       289,928
Net premiums earned                               221,117       204,947       211,490       252,828       288,886
Net investment income                              60,334        52,834        49,573        44,280        32,320
Total revenue                                     270,235       260,527       254,726       294,959       326,566

Claims and claim expenses                          77,141       112,752        50,015        86,945       110,555
Acquisition and operating expenses                 62,268        61,031        50,358        42,893        39,734
Net income                                        104,241        74,577       139,249       156,160       162,786

Earnings per Common Share - basic              $     5.10    $     3.39    $     6.19    $     6.15    $     6.84
Earnings per Common Share - diluted                  5.05          3.33          6.06          6.01          6.75
Dividends per share                                  1.40          1.20          1.00          0.80          0.16
-----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total investments                              $  942,669    $  826,608    $  736,538    $  603,484    $  528,836
Cash and cash equivalents                         132,112       115,701       122,929       198,982       139,163
Total assets                                    1,617,243     1,356,164       960,749       904,764       757,060
Reserve for claims and claim expenses             478,601       298,829       110,037       105,421       100,445
Capital Securities(1)                              89,630       100,000       100,000          --            --
Shareholders' equity                              600,329       612,232       598,703       546,203       486,336

Book value per Common Share                    $    30.50    $    28.28    $    26.68    $    23.21    $    18.99
-----------------------------------------------------------------------------------------------------------------
OPERATING RATIOS
Claims and claim expense ratio                       34.9%         55.0%         23.7%         34.3%         38.3%
Underwriting expense ratio                           28.1%         29.8%         23.8%         17.0%         13.7%
Combined ratio                                       63.0%         84.8%         47.5%         51.3%         52.0%
-----------------------------------------------------------------------------------------------------------------

(1) Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company.

RenaissanceRe Holdings Ltd.            20                     1999 Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Results of Operations and Financial Condition

GENERAL

RenaissanceRe Holdings Ltd. ("RenaissanceRe") is a Bermuda based holding company with operating subsidiaries engaged in reinsurance, insurance and related services. RenaissanceRe's principal operating subsidiary, Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") provides property catastrophe reinsurance coverage to insurers and reinsurers, primarily on an excess of loss basis. During 1999, Renaissance Reinsurance wrote $282.3 million of premium (1998 - $207.2 million) and based on gross premiums written, Renaissance Reinsurance is one of the largest providers of this coverage in the world. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. In connection with the coverage it provides, Renaissance Reinsurance is also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.

  Renaissance Reinsurance of Europe ("Renaissance Europe") was incorporated in 1998 under the laws of Ireland as a wholly owned subsidiary of Renaissance Reinsurance. Renaissance Europe was formed to provide certain property catastrophe reinsurance coverage in Europe.

         Glencoe Insurance Ltd. ("Glencoe") was incorporated in 1996 as a wholly owned subsidiary of RenaissanceRe. Glencoe provides primary catastrophe exposed property coverage on an excess and surplus lines basis, and is eligible to write business in 29 states. During 1999, Glencoe wrote $5.0 million of primary insurance premium (1998 - $5.6 million).

         DeSoto Insurance Company ("DeSoto") was incorporated in 1997 as a wholly owned subsidiary of Glencoe. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowner policies from the Florida JUA, a state sponsored insurance company. During 1999, DeSoto wrote $14.3 million of primary homeowners insurance coverage (1998 - $26.7 million).

         RenaissanceRe owns a U.S. holding company, Renaissance U.S. Holdings, Inc. ("Renaissance U.S."), whose principal subsidiary was primarily Nobel Insurance Company, a Texas-domiciled insurance company ("Nobel"). Following a 1998 fourth quarter after-tax charge of $40.1 million, Nobel disposed of its business lines in 1999. Nobel continues to be a licensed insurer in all 50 states, although there can be no assurance such licenses can be retained. See Financial Condition - Nobel. Currently, Renaissance U.S. also owns Paget Insurance Services, Pembroke Managing Agents and DeSoto Prime Insurance Company all of which are active in the Florida homeowners market.

         In January 1999, Renaissance Reinsurance entered into a joint venture, Top Layer Reinsurance Ltd. ("Top Layer Re"), with State Farm Mutual Automobile Insurance Company ("State Farm") to provide high layer coverage for non-U.S. risks.

         In November 1999, RenaissanceRe incorporated Renaissance Underwriting Managers ("Renaissance Managers") to act as underwriting manager to Overseas Partners Cat Ltd. ("OP Cat"), a subsidiary of Overseas Partners Ltd. Renaissance Managers will underwrite worldwide property catastrophe reinsurance programs for OP Cat.

         RenaissanceRe and its subsidiaries' (the "Company") results depend to a large extent on the frequency and severity of catastrophic events, and the coverage offered to clients impacted thereby. In addition, from time to time, the Company may consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business. In evaluating such new ventures, the Company seeks an attractive return on equity, the ability to develop or capitalize on a competitive advantage and opportunities that will not detract from its core reinsurance operations. Accordingly, the Company regularly reviews strategic opportunities and periodically engages in discussions regarding possible transactions, although there can be no assurance that the Company will complete any such transactions or that any such transaction would contribute materially to the Company's results of operations or financial condition.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999
COMPARED TO YEAR ENDED DECEMBER 31, 1998

Net operating income for the year ended December 31, 1999 was $120.0 million compared with $121.5 million for the year ended December 31, 1998. Operating earnings per Common Share were $5.82 for the year ended December 31, 1999 compared with $5.42 for the year ended December 31, 1998.

RenaissanceRe Holdings Ltd.            21                     1999 Annual Report

The Company's net operating income excludes the impact of realized investment gains and losses, as well as, in the case of 1998, the fourth quarter charge of $40.1 million related to Nobel. See Financial Condition - Nobel.

  Gross premiums written for the year ended December 31, 1999 increased by $80.8 million, or 29.9 percent to $351.3 million from $270.5 million for the year ended December 31, 1998. Gross premiums written by segment were:

(in thousands)
Year ended December 31,                      1999             1998
                                           -------------------------
Reinsurance                                $282,344         $207,189
Primary                                      68,961           63,271
                                           -------------------------
Total                                      $351,305         $270,460
                                           -------------------------

Increased reinsurance premiums resulted primarily from the numerous industry losses which occurred late in 1998 and during 1999 and the related contraction in capacity in the property catastrophe reinsurance market, which resulted in increased prices in certain pockets of the property catastrophe reinsurance market during 1999. The $75.2 million or 36.3 percent increase in premiums from the reinsurance operations was the result of a 26.8 percent increase in premiums related to new business and a 25.3 percent increase related to changes in pricing, participation levels and coverage on renewed business, partially offset by a 15.8 percent decrease in premiums due to the Company or the cedant not renewing coverage.

  Premiums written by the primary companies increased in 1999, largely because such results reflect a full year of premiums written for Nobel, compared with only six months of Nobel premium during 1998. This increase was partially offset by reduced premiums written for DeSoto. The reduction in DeSoto premiums was due to the one-time initial premiums assumed from the Florida JUA during 1998 of approximately $10 million. During 1999 Nobel sold its principal operating units and, as a result, the Company expects a decrease in future premium volume from the primary businesses. See Financial Condition - Nobel.

  During 1999, the Company continued to purchase reinsurance to reduce its exposure to certain losses. During 1999, the consolidated ceded premiums were as follows:


(in thousands)
Year ended December 31,                  1999           1998
                                      -------------------------
Reinsurance                           $ 77,152        $ 40,036
Primary                                 60,640          33,405
                                      -------------------------
Total                                 $137,792        $ 75,441
                                      -------------------------

The increase in ceded reinsurance was the result of 1) increased costs of ceded reinsurance contracts renewed by Renaissance Reinsurance; 2) increased purchases of reinsurance by Renaissance Reinsurance; and 3) Nobel ceding the large majority of its 1999 gross premiums written as part of the planned reduction of its operations. Nobel's ceded reinsurance was $41.5 million in 1999 compared with $21.8 million during 1998. See Financial Condition - Nobel. To the extent that appropriately priced coverage is available, the Company anticipates continued use of reinsurance to reduce the potential volatility of its results.

  The Company's gross premiums written by geographic region were as follows:


(in thousands)

Year ended December 31,                    1999             1998
                                         -------------------------
Geographic Region
United States - reinsurance              $160,195         $128,387
United States - primary                    68,961           63,271
Worldwide                                  49,482           20,584
Worldwide
 (excluding U.S.)                          27,276           26,380
Europe (including the
  United Kingdom)                          26,437           18,532
Other                                      15,742            9,374
Australia and New Zealand                   3,212            3,932
                                         -------------------------
Total Gross Premiums
  Written                                $351,305         $270,460
                                         -------------------------

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.

  The table below sets forth the Company's combined ratio and components thereof, excluding, in the case of 1998, the Nobel charge:

RenaissanceRe Holdings Ltd.            22                     1999 Annual Report

Year ended December 31,                1999               1998
                                     ---------------------------
Claims and claim expenses              34.9%              33.1%
Underwriting expense ratio             28.1               29.3
                                     ---------------------------
Combined ratio                         63.0%              62.4%
                                     ---------------------------

The net claims and claim expenses incurred for the year ended December 31, 1999 were $77.1 million, or 34.9 percent of net premiums earned. In comparison, claims and claim expenses incurred for the year ended December 31, 1998 were $67.8 million, or 33.1 percent of net premiums earned. The primary reason for the increase in the net incurred losses was the significant catastrophe losses that occurred during 1999. During 1999 nine significant worldwide catastrophic events occurred: the hail storms in Sydney Australia in April; the mid-western ("Oklahoma") tornadoes in May; Hurricane Floyd in September; Typhoon Bart which struck Japan in September; Turkish and Taiwanese earthquakes in August and September, respectively; and the Danish windstorm Anatol and the French windstorms, Lothar and Martin in December. Seven of these events are each expected to cause over $1 billion of insured damages. These events caused net incurred losses for Renaissance Reinsurance to increase to $64.4 million for 1999 or a loss ratio of 32.7 percent, compared with $42.4 million for 1998 or a loss ratio of 25.0 percent. Due to the potential high severity of claims related to the property catastrophe reinsurance business, there can be no assurance that Renaissance Reinsurance will continue to experience this level of net claims in future years.

         Renaissance Reinsurance's net incurred losses in 1998 included claims on a number of aggregate stop loss and excess of loss contracts, as well as claims related to Hurricane Georges, the January Canadian Freeze, Hurricane Bonnie and additional claims from various U.S. wind, hail, tornado and flood events.

  The claims and claim expenses incurred from the Company's primary operations for the year ended December 31, 1999 were $12.7 million, or a loss ratio of 52.2 percent of net premiums earned. In comparison, claims and claim expenses incurred from the Company's primary operations for the year ended December 31, 1998 were $25.4 million, or a loss ratio of 72.1 percent. During 1999, DeSoto and Glencoe continued to perform within targeted loss ratios. The primary factor contributing to the reduction in net losses from the primary operations was the recognition of a portion of a deferred gain related to a retroactive reinsurance contract entered into by Nobel during 1998. The Company's 1998 combined ratio and components thereof exclude the 1998 Nobel charge. See Financial Condition - Nobel.

  For the Company's reinsurance operations, estimates of claims and claim expenses incurred and losses recoverable are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the variability and uncertainty associated with property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

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

  Acquisition and operational expenses, consisting of brokerage commissions, excise taxes and other costs directly related to the underwriting operations of the Company, for the year ended December 31, 1999 were $62.3 million, or 28.1 percent of net premiums earned, compared with $60.1 million, or 29.3 percent of net premiums earned for the year ended December 31, 1998, excluding the 1998 Nobel charge. The primary contributor to the decrease in the underwriting expense ratio was the increase in premiums earned by Renaissance Reinsurance with no corresponding increase in the costs to operate the reinsurance operations. This was slightly offset by increased costs at Nobel, primarily related to severance costs, and increased costs at DeSoto for additional hires.

RenaissanceRe Holdings Ltd.            23                     1999 Annual Report

         Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1999 was $60.3 million, compared with $52.8 million for the year ended December 31, 1998. The increase in investment income resulted primarily from an increase in interest rates during 1999 plus the $132.5 million increase in the amount of invested assets during the year, which was primarily the result of cash flows provided by operations of $130.3 million and an increase in the borrowings under the Company's line of credit of $150.0 million, partially offset by dividends paid and share repurchases of $28.9 million and $80.1 million, respectively.

         During 1999, the Company reported other income of $4.9 million, compared with $9.8 million for the year ended December 31, 1998. The majority of the other income relates to recoveries on non-indemnity catastrophe index transactions. See Financial Condition - Derivative Instruments.

         During 1999, net realized losses on investments were $15.7 million, compared with $6.9 million in 1998. The 1999 losses were primarily the result of increased interest rates during 1999 and the subsequent sale of fixed income securities. See Financial Condition - Investments.

         Excluding a write-off of goodwill attributable to Nobel, corporate expenses were $3.1 million in 1999, compared with $4.2 million in 1998. During 1999, in conjunction with the sale and reinsurance of the primary business units of Nobel, the Company wrote off $6.7 million of goodwill. The 1998 amount excludes charges related to Nobel. See Financial Condition - Nobel.

         During the year ended December 31, 1999, the Company recorded interest expense of $9.9 million on its outstanding debt and $8.3 million on its Capital Securities, compared with $4.5 million and $8.5 million in 1998, respectively. The increase in interest expense on the Company's outstanding debt was primarily related to an increase in borrowing rates and the additional borrowings of $150.0 million during 1999, $125.0 million of which was drawn on August 17, 1999.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997

Net operating income, excluding the Nobel fourth quarter $40.1 million after tax charge and excluding realized investment gains and losses, for the year ended December 31, 1998 was $121.5 million compared with $142.1 million for the year ended December 31, 1997. The decrease was primarily related to a decrease in net premiums earned, an increase in net claims and claim expenses and an increase in operating expenses, partially offset by an increase in investment income and an increase in other income. The above factors resulted in a decrease in operating earnings per Common Share to $5.42 for the year ended December 31, 1998 from $6.19 for the year ended December 31, 1997. Earnings, excluding the Nobel charge, but including realized gains and losses on investments, decreased to $114.7 million in 1998 from $139.2 million in 1997.

  Including the Nobel charge, net operating income for the year ended December 31, 1998 was $81.5 million compared with $142.1 million for the year ended December 31, 1997. The decrease was primarily due to the fourth quarter Nobel charge. The Nobel charge included after tax amounts of $29.6 million for adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. Earnings per Common Share decreased to $3.33 per share in 1998, compared with $6.06 in 1997 primarily as a result of the Nobel charge. See Financial Condition - Nobel.

  Gross premiums written for the year ended December 31, 1998 increased 18.5 percent to $270.5 million from $228.3 million for the year ended December 31, 1997. The increase resulted from the inclusion of $30.9 million of premiums from Nobel, which was acquired in June 1998, and of $26.7 million of premiums from DeSoto, which began providing coverage in January of 1998. Partially offsetting the growth in the primary insurance premiums was a 6.3 percent decrease in the Company's reinsurance operations from $221.2 million in 1997 to $207.2 million in 1998.

  The property catastrophe reinsurance market and the primary insurance market were highly competitive in 1998. Because the property catastrophe reinsurance business has been one of the most profitable segments of the market, it is the focus of much competition, which resulted in lower premiums measured on a risk-adjusted basis. The 6.3 percent

RenaissanceRe Holdings Ltd.            24                     1999 Annual Report
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

  During 1998, consistent with its risk management practices and the availability of coverage responsive to the Company's risk profile, the Company increased the level of property catastrophe reinsurance coverage purchased for its own account. Ceded premiums written in the Company's reinsurance operations during 1998 were $40.0 million compared with $35.4 million in 1997. Additionally, the Company's primary operations had ceded written premiums of $27.7 million (1997 - $0.9 million).

  The Company's gross premiums written by geographic region were as follows:

(in thousands)
Year ended December 31,              1998           1997
                                   -----------------------
Geographic Region
United States - reinsurance        $128,387       $116,676
Unites States - primary              63,271          7,041
Worldwide                            20,584         27,930
Worldwide
  (excluding U.S.)                   26,380         32,005
Europe (including the
  United Kingdom)                    18,532         21,007
Other                                 9,374         16,738
Australia and New Zealand             3,932          6,890
                                   -----------------------
Total Gross Premiums
  Written                          $270,460       $228,287
                                   -----------------------

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominately from Europe and Japan.

  The table below sets forth the Company's combined ratio and components thereof, excluding the Nobel charge:

Year ended December 31,                      1998               1997
                                           ----------------------------
Claims and claim expenses                    33.1%              23.7%
Underwriting expense ratio                   29.3               23.8
                                           ----------------------------
Combined ratio                               62.4%              47.5%
                                           ----------------------------

The Company's combined ratio and components thereof, including the Nobel charge, were as follows:

Year ended December 31,                      1998                1997
                                            --------------------------
Claims and claim expenses                    55.0%               23.7%
Underwriting expense ratio                   29.8                23.8
                                            --------------------------
Combined ratio                               84.8%               47.5%
                                            --------------------------

The 1998 claims ratio does not reflect the benefits of a $7.5 million recovery on a non-indemnity catastrophe index transaction, which is included in other income.

         In the fourth quarter of 1998, the Company recorded pre tax charges of $45.0 million for claims and claim expenses on the casualty and surety books of business of Nobel. See Financial Condition - Nobel.

         Excluding the Nobel charge, the claims and claim expenses incurred for the year ended December 31, 1998 were $67.8 million, or 33.1 percent of net premiums earned. In comparison, claims and claim expenses incurred for the year ended December 31, 1997 were $50.0 million, or 23.7 percent of net premiums earned. The primary reasons for the increase in the loss ratios were 1) a decrease in net earned premiums, which is primarily related to an increase in ceded premiums written and 2) the inclusion of the operations of Nobel and DeSoto during 1998, whose loss ratios, based on the nature of those businesses, are normally higher than those of Renaissance Reinsurance.

         The year ended December 31, 1998 was the third worst year for insured U.S. catastrophe losses. In comparison, the year ended December 31, 1997 was a relatively light year for natural catastrophe losses. However, largely due to Renaissance Reinsurance's reinsurance protection, the net loss ratio of Renaissance Reinsurance was not significantly impacted by the 1998 catastrophe loss events. Net reinsurance claims for Renaissance Reinsurance in 1998 were $42.4 million, or 25.0 percent of net premiums earned as compared with $49.0 million in 1997 or 23.6 percent of net premiums earned. Gross claims in 1998 included claims on a number of aggregate stop loss and excess of loss contracts, as well as claims related to Hurricane Georges, the January Canadian Freeze, Hurricane Bonnie and additional claims from various U.S. wind, hail, tornado and flood events.

         Excluding the Nobel charge, the Company's primary operations produced a loss ratio of 72.1 percent. Including the Nobel charge, the loss ratio of the primary operations was

RenaissanceRe Holdings Ltd.            25                     1999 Annual Report

200.0 percent. See Financial Condition - Nobel. In connection with the Company's acquisition of Nobel, Nobel purchased a retroactive reinsurance contract to cover $38.0 million of adverse loss development on certain prior year casualty reserves. Accounting guidelines require that adverse development of the reserves covered by this contract be reflected in the Company's statement of income at the time of the adjustment. However, the offsetting recovery under the contract is required to be deferred and recognized into income as payments are received from the reinsurer. During 1998, Nobel recognized $27.6 million of adverse development on the business covered by this contract with the offsetting recovery reflected on the balance sheet as a deferred gain. In future years, as payments are received from the reinsurer, the gain will be pro-rated and reflected in the statement of income as a reduction to claims and claim expenses.

  For additional information on the Company's reserves and reserving methodology, see Notes 2 and 5 to the Consolidated Financial Statements.

  Acquisition and operational expenses, consisting of brokerage commissions, excise taxes and other costs directly related to the underwriting operations of the Company, for the year ended December 31, 1998 were $60.1 million, or 29.3 percent of net premiums earned, compared with $50.4 million, or 23.8 percent for the year ended December 31, 1997. The primary contributors to the increase in underwriting expenses were the inclusion of Nobel and DeSoto, which operate with a greater expense ratio than that of Renaissance Reinsurance. Further, the increased purchase of reinsurance, which in turn reduces net premiums earned, causes acquisition and operational costs to increase as a percentage of net premiums earned.

  Net investment income (excluding net realized investment gains and losses) for the year ended December 31, 1998 was $52.8 million, compared with $49.6 million for the year ended December 31, 1997. The increase in investment income resulted primarily from the increase in the amount of invested assets which was primarily the result of cash flows provided by operations and the assets purchased in the Nobel acquisition, partially offset by amounts used to pay dividends, purchase common stock and fund the acquisition of Nobel during the year.

  During 1998, the Company reported other income of $9.8 million. The majority of the other income related to a recovery on a non-indemnity catastrophe index transaction. See Financial Condition - Derivative Instruments. During 1998, net realized losses were $6.9 million, compared with $2.9 million in 1997. The 1998 losses were primarily generated from the sale of a portion of the Company's emerging market debt securities. See Financial Condition - Investments.

  Excluding the Nobel charge, corporate expenses were $4.0 million in 1998, compared with $3.2 million in 1997. The increase primarily related to the amortization of goodwill related to the purchase of Nobel during 1998. Including the Nobel charge, corporate expenses, on a pre tax basis, were $18.9 million, which included a write-down of goodwill of $9.9 million and additional costs and charges related to the expected sale of certain aspects of the Nobel operations of $5.0 million. See Financial Condition - Nobel.

  For the year ended December 31, 1998, the Company realized net foreign exchange losses of $0.2 million compared with $3.4 million for the year ended December 31, 1997. The foreign exchange losses recorded in 1997 resulted primarily from the strengthening of the U.S. dollar against the British pound and the German mark.

  During the year ended December 31, 1998, the Company recorded expenses of $8.5 million related to the Capital Securities that were issued in March 1997, compared with $7.0 million in 1997. Interest expense for the year ended December 31, 1998 was $4.5 million as compared with $4.3 million for the year ended December 31, 1997.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

As a holding company, RenaissanceRe relies on investment income, cash dividends and other permitted payments from its subsidiaries to make principal payments, interest payments, cash distributions on outstanding obligations and to pay quarterly dividends to its shareholders. The payment of dividends by RenaissanceRe's subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law. U.S. statutory regulations and The Bermuda Insurance Act 1978, amendments thereto and related regulations of Bermuda (the "Act"), require RenaissanceRe's Bermuda subsidiaries to maintain certain measures of solvency and liquidity. As at December 31, 1999, the statutory capital and surplus of RenaissanceRe's Bermuda subsidiaries was $653.9 million, and the amount required to be maintained by the Act, was $103.1 million.

RenaissanceRe Holdings Ltd.            26                     1999 Annual Report

During 1999, Renaissance Reinsurance paid aggregate cash dividends of $95.1 million to RenaissanceRe, compared with $102.1 million in 1998.

         RenaissanceRe's operating subsidiaries have historically produced sufficient cash flows to meet expected claims payments and operational expenses and to provide dividend payments to RenaissanceRe. RenaissanceRe's subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise. Additionally, the Company maintains a $300.0 million credit facility from which $200.0 million has been borrowed and is available at the holding company, RenaissanceRe, to meet the liquidity needs of the Company's subsidiaries.

NOBEL

On June 25, 1998, the Company completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. The Company accounted for this acquisition using the purchase method of accounting. The Company did not issue shares as part of the purchase.

  During the fourth quarter of 1998, the Company recorded an after tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. Consequently, RenaissanceRe adopted a plan to exit each of Nobel's business units. During 1999, Nobel completed the reinsurance of the casualty and surety books of business and signed agreements under which its bail and low-value dwelling books of business have been assumed by third parties, with obligations to make certain future payments to Nobel based on future revenues and/or profitability of these businesses. Also, Nobel has completed the sale of its IAS/Cat Crew subsidiary to its management team in an earn-out transaction.

  Nobel and its affiliates have continued to conduct certain functions of the casualty, surety, low-value dwelling and bail businesses on a transitional basis. Renaissance U.S. expects to retain ownership of Nobel along with its licenses in the 50 U.S. states, although there can be no assurance that such licenses can be successfully maintained following the disposition of the business units.

  Contemporaneously with the Nobel acquisition, Nobel purchased a retroactive reinsurance contract. This contract provides Nobel with $38.0 million of protection from adverse development on its pre October 1, 1997 casualty book of business plus $22.0 million on transferred reserves. SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", requires that adverse development of the reserves covered by this contract be reflected in the Company's statement of income when the adverse development becomes known. However, the offsetting recovery under the contract is required to be deferred and recognized into income as payments are received from the reinsurer. During 1998, Nobel recognized in its statement of income $27.6 million of adverse development on the business covered by this contract with the offsetting recovery reflected on the balance sheet as a deferred gain. During 1999 and in future years, as payments are received from the reinsurer, the gain will be pro-rated and reflected in the statement of income as a reduction to claims and claim expenses.

  Primarily as a result of the losses from Nobel, Renaissance U.S. has recorded a deferred tax asset, the balance of which is $23.5 million as of December 31, 1999. The Company believes the future operations of Nobel, combined with other operating subsidiaries of Renaissance U.S., will enable it to utilize the net operating loss carry-forward.

  In connection with the Nobel acquisition, Renaissance U.S. borrowed $35.0 million from a syndicate of banks. In addition, the banks provided a $15.0 million revolving loan facility which has been fully utilized as of December 31, 1999. RenaissanceRe has guaranteed these borrowings. See Note 6 to the Consolidated Financial Statements.

CASH FLOWS

Cash flows from operating activities resulted principally from premiums and investment income, net of paid losses, acquisition costs and underwriting expenses. Cash flows from operations in 1999 were $130.3 million, compared with $102.5 million in 1998. The 1999 cash flows from operations were primarily utilized to purchase $80.1 million of the Company's Common Shares and pay aggregate quarterly dividends of $28.9 million. Also during 1999, the Company borrowed an additional $150.0 million under its revolving credit facility, which was primarily used to purchase additional fixed income securities for the holding company's portfolio of investments. The 1998 cash flows from operations of $102.5 million, plus the proceeds from bank loans of $50.0 million were primarily used to purchase $42.7 million of the Company's Common Shares, pay aggregate quarterly dividends of $26.7 million

RenaissanceRe Holdings Ltd.            27                     1999 Annual Report
and purchase Nobel for $56.1 million.

  The Company has generated cash flows from operations in 1999 and 1998 significantly in excess of its operating commitments. To the extent that capital is not utilized in the Company's reinsurance business, the Company will consider using such capital to invest in new opportunities or will consider returning such capital to its shareholders.

  Because of the nature of the coverages provided by the Company, which typically can produce losses of high severity and low frequency, it is not possible to accurately predict the Company's future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

         In 1999, the Company formed Top Layer Re with State Farm and organized Renaissance Managers to act as underwriting manager to OPCat. The Company believes that Top Layer Re and the activities of Renaissance Managers will provide the Company with growing fee-based income in future periods. However, there can be no assurance that such income will contribute materially to the Company's cash flows, results of operations or financial condition.

CAPITAL RESOURCES

The total capital of the Company as at December 31, 1999 and 1998 was as follows:


(in thousands)                            1999                 1998
                                        -----------------------------
Revolving Credit Facility -
  Borrowed                              $  200,000          $ 50,000
Term Loan & Loan Facility                   50,000            50,000
Revolving Credit Facility -
  Unborrowed                               100,000           150,000
Minority interest -
  Capital Securities                        89,630           100,000
Shareholders' equity                       600,329           612,232
                                        -----------------------------
Total Capital Resources                 $1,039,959          $962,232
                                        -----------------------------

The Company has a revolving credit and term loan agreement with a syndicate of commercial banks. During 1999, the Company re-negotiated its revolving credit facility and among other things, increased the commitment to $300.0 million from $200.0 million. The Company also increased its borrowings under the facility to $200.0 million as of December 31, 1999 from $50.0 million as of December 31, 1998. The additional funds drawn during the year have increased the liquidity at the holding company, RenaissanceRe, and are available if necessary, to be contributed to the operating subsidiaries following a large catastrophic event. Interest rates on the facility are based on a spread above LIBOR and averaged
5.76 percent during 1999 (6.12 percent in 1998). The credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100.0 million or 125 percent of consolidated debt; and 80 percent of invested assets to be rated BBB- or better. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $100.0 million should the need arise. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as of December 31, 1999.

         Renaissance U.S. has a $35.0 million term loan and $15.0 million revolving loan facility with a syndicate of commercial banks, each of which is guaranteed by RenaissanceRe. Interest rates on the facility are based upon a spread above LIBOR, and averaged 5.91 percent during 1999 (6.03 percent in 1998). The agreements contain certain financial covenants, the primary one being that, RenaissanceRe, being its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. This five year term loan has mandatory repayment provisions approximating 25 percent in each of years 2000 through 2003. The Company was in compliance with all the covenants of this term loan and revolving loan facility as of December 31, 1999.

  The Company's Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. During 1999 the Company purchased $10.4 million of its Capital Securities recognizing a gain of $1.8 million which has been reflected in shareholders' equity. The Indenture relating to the Capital Securities contains certain covenants, including a covenant prohibiting the payment of dividends by the Company if the Company is in default under the Indenture. The Company was in compliance with all of the covenants of the Indenture at December 31, 1999. The Capital Securities mature on March 1, 2027. Such securities are required by accounting principles to be classified as minority interest, rather than as a component of shareholders' equity of the Company.

  Under the terms of certain reinsurance contracts, the Company may be required to provide letters of credit to rein-

RenaissanceRe Holdings Ltd.            28                     1999 Annual Report
sureds in respect of reported claims and/or unearned premiums. The Company has obtained a facility providing for the issuance of letters of credit. This facility is secured by a lien on a portion of the Company's investment portfolio. At December 31, 1999 the Company had outstanding letters of credit aggregating $73.2 million (1998 $42.0 million). Also, in connection with the Top Layer Re joint venture, the Company has committed $37.5 million of collateral in the form of a letter of credit.

  In order to encourage employee ownership of Common Shares, the Company has guaranteed certain loan and pledge agreements (collectively, the "Employee Credit Facility") between certain employees of the Company (the "Participating Employees") and Bank of America Illinois ("BofA"). Pursuant to the terms of the Employee Credit Facility, BofA has agreed to loan the Participating Employees up to an aggregate of $25.0 million and the balance outstanding as of December 31, 1999 was $24.1 million (1998 - $19.1 million). Each loan under the Employee Credit Facility is required to be initially collateralized by the respective Participating Employee with Common Shares or other collateral acceptable to BofA. If the value of the collateral provided by a Participating Employee subsequently decreases, such Participating Employee is required to contribute additional collateral in the amount of such deficiency. Loans under the Employee Credit Facility are otherwise non-recourse to the Participating Employees. Given the level of collateral, the Company does not presently anticipate that it will be required to honor any guarantees under the Employee Credit Facility, although there can be no assurance that the Company will not be so required in the future.

SHAREHOLDERS' EQUITY

During 1999, shareholders' equity decreased by $11.9 million, from $612.2 million at December 31, 1998, to $600.3 million at December 31, 1999. The significant components of the change in shareholders' equity included net income from continuing operations of $104.2 million, less an increase in unrealized depreciation on investments of $13.3 million, the payment of dividends of $28.9 million and the purchase of common stock of $80.1 million.

  In each of February, May and November of 1999, the Company announced $25 million share repurchase programs. During 1999, the Company repurchased 2,226,700 shares of stock for an aggregate value of $80.1 million. For the year ended December 31, 1998, the Company had repurchased an aggregate of 1,020,670 shares at a total cost of $42.7 million. Significant capital transactions during 1999 included:

o On November 17, 1999, the Company purchased and canceled 700,000 Common Shares at $38.00 per share for an aggregate purchase price of $26.6 million from one of the Company's founding institutional shareholders.

o On December 1, 1999, one of the Company's founding institutional shareholders sold 318,213 Diluted Voting Class II Common Shares into the public market, where they were subsequently converted into full voting Common Shares.

INVESTMENTS

As of December 31, 1999, the Company held investments and cash totaling $1,074.8 million (1998 - $942.3 million) with net unrealized depreciation of $18.5 million (1998 - $5.1 million).

  Because the Company primarily provides coverage for damages resulting from natural and man-made catastrophes, the Company may become liable for substantial claim payments. Accordingly, the Company's investment portfolio is structured to provide a high level of liquidity.

  The table below shows the aggregate amounts of investments available for sale, other investments and cash and cash equivalents comprising the Company's portfolio of invested assets:


(in thousands)                             1999                 1998
                                        ------------------------------
Investments available for
  sale, at fair value                   $  907,706           $ 799,995
Other investments                           22,204               1,630
Cash, cash equivalents and
 short term investments                    144,871             140,684
                                        ------------------------------
Total Invested Assets                   $1,074,781           $ 942,309
                                        ------------------------------

The growth in the Company's portfolio of invested assets for the year ended December 31, 1999 resulted primarily from net cash provided by operating activities of $130.3 million and increased borrowings under the Company's revolving credit facility of $150.0 million, partially offset by $28.9 million of dividends paid and $80.1 million of Common Share repurchases. The Company's investment income also increased during this period, largely as a result of the increased size of the fixed income portfolio and an increase in interest rates.

  The Company's current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an average AA rating as measured by

RenaissanceRe Holdings Ltd.            29                     1999 Annual Report

Standard & Poor's Ratings Group. At December 31, 1999, the Company's invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.7 years and an average yield to maturity of 7.15 percent.

LOSSES RECOVERABLE AND RESERVES FOR CLAIMS
AND CLAIM EXPENSES

As of December 31, 1999, losses recoverable and reserves for claims and claim expenses increased by $128.3 million and $179.8 million, respectively, from the balances as of December 31, 1998. The increases primarily related to the occurrence of seven major catastrophes from September through December 1999. As discussed in the results of the Company's operations, the estimates of losses recoverable and of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events such as these. During the period of time between the reserving for the losses and the settlement of the losses, additional facts and trends will be revealed. As these factors become apparent, losses recoverable and case reserves will be adjusted as needed. These adjustments may require an increase in the reserves or a reduction in the losses recoverable of the Company. At other times the Company may affect a reallocation of IBNR reserves to specific case reserves. The recoverable and reserve estimates are reviewed regularly, and adjustments, if any, will be reflected in the statements of income in the period in which they become known and will be accounted for as changes in estimates.

DERIVATIVE INSTRUMENTS

The Company has assumed risk through catastrophe and weather linked securities and derivative instruments under which losses could be triggered by an industry loss index or natural parameters. To date the Company has not experienced any losses from such securities or derivatives although there can be no assurance this performance will continue. In each of the fourth quarters of 1999 and 1998, the Company recorded recoveries on non-indemnity catastrophe index transactions. These recoveries are included in other income. In the future, the Company may also utilize other derivative instruments.

MARKET SENSITIVE INSTRUMENTS

The Company's investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of 2.70 percent, which equates to a decrease in market value of approximately $28.4 million on a portfolio valued at $1,052.6 million at December 31, 1999. As of December 31, 1998, the decrease in total return would have been 3.20 percent, which equates to a decrease in market value of approximately $28.1 million on a portfolio valued at $877.0 million. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

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

         The Company's foreign currency policy is to hold foreign currency assets, including cash and receivables, that approximate the net monetary foreign currency liabilities, including loss reserves and reinsurance balances payable. All changes in the exchange rates are recognized currently in the Company's statement of income. As a result of the Company's exposure to foreign currency fluctuations, it is possible that during periods in which the U.S. dollar appreciates, the Company will recognize foreign exchange losses.

EFFECTS OF INFLATION

The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on the Company are considered in the Company's catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on the results of the Company cannot be accurately known until claims are ultimately settled.

CURRENT OUTLOOK

The competitive pressures that have existed since 1995 continued in the property catastrophe market through 1998. However, due to industry losses in 1999, and the related con-

RenaissanceRe Holdings Ltd.            30                     1999 Annual Report
traction of capacity in the market, the Company has seen price increases in certain pockets of the property catastrophe market, which contributed to the Company's increased gross written premiums during this past year.

  Because of continued catastrophic loss activity, the Company anticipates that additional price increases may occur in other pockets of the property catastrophe market. At this time, the Company does not believe that there will be a large upswing in pricing across all market segments, and believes that there continues to be numerous transactions in the market that are under priced. Identifying and avoiding such transactions requires significant underwriting skill, which the Company believes it possesses.

  The Company believes that because of its competitive advantages, including its technological capabilities and its relationships with leading brokers and ceding companies, it will continue to find additional opportunities in the property catastrophe reinsurance business.

  Because of recent loss activity, the Company believes that its aggregate cost for reinsurance protection will continue to increase during the upcoming year. It is also likely that a portion of the Company's reinsurance protection may become uneconomical and that the Company would determine to purchase less of such reinsurance. Accordingly it is possible that the Company will retain a greater level of net risk in the upcoming year as compared with the previous year.

  Nobel has completed the sale and/or reinsurance of its principal operating units, although Nobel continues to operate a portion of such businesses on a transitional basis. Accordingly, the Company believes that its future consolidated results will reflect a reduced impact from Nobel and its affiliates. During 1999, the Company recorded $49.6 million of gross written premiums, $19.9 million of net premiums earned and net income of $2.9 million related to Nobel and its affiliates. The Company expects that Nobel and its affiliates will continue to conduct certain functions on a transitional basis and that the Company will continue to maintain ownership of Nobel along with its licenses in the 50 U.S. states, although there can be no assurance that such licenses can be successfully maintained.

  The Company's financial strength has enabled it to pursue opportunities outside of the property catastrophe reinsurance market into the catastrophe exposed primary insurance market and the Company will continue to pursue other opportunities in the upcoming year. There can be no assurance that the Company's pursuit of such opportunities will materially impact the Company's financial condition and results of operations.

During recent fiscal years there has been considerable consolidation among leading brokerage firms and also among the Company's customers. Although consolidations may continue to occur, the Company believes that its financial strength, its position as one of the market leaders in the property catastrophe reinsurance industry and its ability to provide innovative products to the industry will minimize any adverse effect of such consolidation on the Company's business.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. Currently, the Company does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.

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

RenaissanceRe Holdings Ltd.            31                     1999 Annual Report
person that the objectives or plans of the Company will be achieved. Numerous factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates; (ii) a decrease in the level of demand for the Company's reinsurance or insurance business, or increased competition in the industry; (iii) the lowering or loss of one of the financial or claims-paying ratings of the Company or one or more of its subsidiaries; (iv) risks associated with implementing business strategies of the Company; (v) uncertainties in the Company's reserving process; (vi) failure of the Company's reinsurers to honor their obligations;
(vii) actions of competitors including industry consolidation; (viii) loss of services of any one of the Company's key executive officers; (ix) the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which the Company operates; (x) challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under the current laws; (xi) changes in economic conditions, including currency rate conditions which could affect the Company's investment portfolio; (xii) a contention by the United States Internal Rev-enue Service that Renaissance Reinsurance is engaged in the conduct of a trade or business within the U.S.; or (xiii) slower than anticipated growth in the Company fee based operations. The foregoing review of important factors should not be construed as exhaustive; the Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RenaissanceRe Holdings Ltd.            32                     1999 Annual Report

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

/s/ James N. Stanard                                /s/ John M. Lummis
-----------------------                             -----------------------
James N. Stanard                                    John M. Lummis
Chairman, President and                             Senior Vice President and
Chief Executive Officer                             Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RENAISSANCERE HOLDINGS LTD.:

We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young
Hamilton, Bermuda
January 28, 2000

RenaissanceRe Holdings Ltd.            33                     1999 Annual Report

                          CONSOLIDATED BALANCE SHEETS
                  RenaissanceRe Holdings Ltd. and Subsidiaries

----------------------------------------------------------------------------------------------------------------
At December 31, (in thousands of United States dollars, except per share amounts)        1999            1998
----------------------------------------------------------------------------------------------------------------
ASSETS
Investments and cash
Fixed maturity investments available for sale, at fair value                        $   907,706    $   799,995
         (Amortized cost $926,176 and $804,968 at December 31, 1999 and 1998, respectively) (Note 3)
Short term investments, at cost                                                          12,759         24,983
Other investments                                                                        22,204          1,630
Cash and cash equivalents                                                               132,112        115,701
----------------------------------------------------------------------------------------------------------------
Total investments and cash                                                            1,074,781        942,309
Reinsurance premiums receivable                                                          80,455         96,761
Ceded reinsurance balances                                                               50,237         41,370
Losses and premiums recoverable (Note 4)                                                328,627        200,379
Accrued investment income                                                                13,456          9,968
Deferred acquisition costs                                                               14,221         10,997
Other assets                                                                             55,466         54,380
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $ 1,617,243    $ 1,356,164
----------------------------------------------------------------------------------------------------------------
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY
Liabilities
Reserve for claims and claim expenses (Note 5)                                      $   478,601    $   298,829
Reserve for unearned premiums                                                            98,386         94,466
Bank loans (Note 6)                                                                     250,000        100,000
Reinsurance balances payable                                                             50,157         94,058
Other liabilities                                                                        50,140         56,579
----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                       927,284        643,932
----------------------------------------------------------------------------------------------------------------
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated
         debentures of the Company (Note 7)                                              89,630        100,000
Commitments and contingencies (Note 18)
Shareholders' Equity (Note 9)
Common Shares and additional paid-in capital: $1 par value-authorized
         225,000,000 shares; issued and outstanding at December 31, 1999
          - 19,686,480 shares (1998 - 21,645,913 shares)                                 19,686         39,035
Unearned stock grant compensation (Note 16)                                             (10,026)        (8,183)
Accumulated other comprehensive income                                                  (18,470)        (5,144)
Retained earnings                                                                       609,139        586,524
----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                              600,329        612,232
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY                       $ 1,617,243    $ 1,356,164
----------------------------------------------------------------------------------------------------------------
BOOK VALUE PER COMMON SHARE                                                         $     30.50    $     28.28
----------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

RenaissanceRe Holdings Ltd.            34                     1999 Annual Report

                       CONSOLIDATED STATEMENTS OF INCOME
                  RenaissanceRe Holdings Ltd. and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                              1999         1998         1997
--------------------------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)
REVENUES
Gross premiums written                                                             $ 351,305    $ 270,460    $ 228,287
--------------------------------------------------------------------------------------------------------------------------
Net premiums written                                                               $ 213,513    $ 195,019    $ 195,752
Decrease in unearned premiums                                                          7,604        9,928       15,738
--------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                                                  221,117      204,947      211,490
Net investment income (Note 3)                                                        60,334       52,834       49,573
Foreign exchange losses                                                                 (411)        (153)      (3,442)
Other income                                                                           4,915        9,789         --
Net realized losses on investments (Note 3)                                          (15,720)      (6,890)      (2,895)
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                                       270,235      260,527      254,726
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
Claims and claim expenses incurred (Note 5)                                           77,141      112,752       50,015
Acquisition costs                                                                     25,500       26,506       25,227
Operational expenses                                                                  36,768       34,525       25,131
Corporate expenses                                                                     9,888       18,924        3,218
Interest expense                                                                       9,934        4,473        4,271
--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                       159,231      197,180      107,862
--------------------------------------------------------------------------------------------------------------------------
Income before minority interests and taxes                                           111,004       63,347      146,864
Minority interest - Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of
         the Company (Note 7)                                                         (8,288)      (8,540)      (6,998)
Minority interest - Glencoe                                                             --           (705)        (617)
--------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                  102,716       54,102      139,249
Income tax benefit (Note 13)                                                           1,525       20,475           --
--------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                                        $ 104,241    $  74,577    $ 139,249
--------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - BASIC                                                  $    5.10    $    3.39    $    6.19
EARNINGS PER COMMON SHARE - DILUTED                                                $    5.05    $    3.33    $    6.06
--------------------------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

RenaissanceRe Holdings Ltd.            35                     1999 Annual Report

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  RenaissanceRe Holdings Ltd. and Subsidiaries

-----------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                 1999         1998         1997
-----------------------------------------------------------------------------------------------------------
(in thousands of United States dollars, except per share amounts)
Common stock & additional paid-in capital
Balance-- January 1                                                 $  39,035    $  74,922    $ 126,433
Exercise of stock options & restricted stock awards                     6,461        6,837        3,247
Repurchase of shares                                                  (26,695)     (42,724)     (53,458)
Other                                                                     885         --         (1,300)
-----------------------------------------------------------------------------------------------------------
Balance-- December 31                                                  19,686       39,035       74,922
-----------------------------------------------------------------------------------------------------------
Unearned stock grant compensation
Balance-- January 1                                                    (8,183)      (4,731)      (3,868)
Stock grants awarded                                                   (5,382)      (5,964)      (4,731)
Amortization                                                            3,539        2,512        3,868
-----------------------------------------------------------------------------------------------------------
Balance-- December 31                                                 (10,026)      (8,183)      (4,731)
-----------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income
Balance-- January 1                                                    (5,144)     (10,155)       1,577
Net unrealized gains (losses) on securities, net of
         adjustment (see disclosure below)                            (13,326)       5,011      (11,732)
-----------------------------------------------------------------------------------------------------------
Balance-- December 31                                                 (18,470)      (5,144)     (10,155)
-----------------------------------------------------------------------------------------------------------
Retained earnings
Balance-- January 1                                                   586,524      538,667      422,061
Net income                                                            104,241       74,577      139,249
Dividends paid                                                        (28,885)     (26,720)     (22,643)
Repurchase of shares                                                  (53,403)        --           --
Other                                                                     662         --           --
-----------------------------------------------------------------------------------------------------------
Balance-- December 31                                                 609,139      586,524      538,667
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                          $ 600,329    $ 612,232    $ 598,703
-----------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
Net income                                                          $ 104,241    $  74,577    $ 139,249
Other comprehensive income                                            (13,326)       5,011      (11,732)
-----------------------------------------------------------------------------------------------------------
Comprehensive income                                                $  90,915    $  79,588    $ 127,517
-----------------------------------------------------------------------------------------------------------
DISCLOSURE REGARDING NET UNREALIZED GAINS (LOSSES)
Net unrealized holding losses arising during period                 $ (29,046)   $  (1,879)   $ (14,627)
Net realized losses included in net income                             15,720        6,890        2,895
-----------------------------------------------------------------------------------------------------------
Change in net unrealized gains (losses) on securities               $ (13,326)   $   5,011    $ (11,732)
-----------------------------------------------------------------------------------------------------------


See accompanying notes to the consolidated financial statements.

RenaissanceRe Holdings Ltd.            36                     1999 Annual Report

                            STATEMENTS OF CASH FLOWS
                  RenaissanceRe Holdings Ltd. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------
Years Ended December 31, (in thousands of United States dollars)          1999           1998           1997
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income                                                         $   104,241    $    74,577    $   139,249
Adjustments to reconcile net income to cash
         provided by operating activities:
Depreciation and amortization                                            9,810         14,488          1,121
Net realized losses on investments                                      15,720          6,890          2,895
Reinsurance balances, net                                              (27,595)        54,187          3,823
Ceded reinsurance balances                                              (8,867)       (34,245)         2,328
Accrued investment income                                               (3,488)         3,572          1,151
Reserve for unearned premiums                                            3,920          5,132         (8,610)
Reserve for claims and claim expenses, net                              51,524         (8,530)         4,617
Other, net                                                             (14,960)       (13,579)         6,710
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              130,305        102,492        153,284
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS APPLIED TO INVESTING ACTIVITIES:
Proceeds from maturities and sales of investments                    1,986,498        783,735        697,532
Purchase of investments available for sale                          (2,146,361)      (828,299)      (829,193)
Net sales (purchases) of short term investments                         12,224         (2,189)          --
Proceeds from sales of equities                                          1,319         30,550         57,958
Purchase of equities                                                      --             --          (81,452)
Purchase of minority interest in Glencoe                                  --          (15,204)        (5,185)
Acquisition of subsidiary, net of cash acquired                           --          (58,869)          --
Proceeds from sale of minority interest in Glencoe                        --             --            3,000
-----------------------------------------------------------------------------------------------------------------
Net cash applied to investing activities                              (146,320)       (90,276)      (157,340)
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:
Purchase of Common Shares                                              (80,098)       (42,724)       (53,458)
Net proceeds from (repayment of) bank loan                             150,000         50,000       (100,000)
Proceeds from issuance (purchase) of Capital Securities                 (8,591)          --          100,000
Dividends paid                                                         (28,885)       (26,720)       (22,643)
Repayments of officer loans                                               --             --            4,104
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (applied to) financing activities                  32,426        (19,444)       (71,997)
-----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    16,411         (7,228)       (76,053)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           115,701        122,929        198,982
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                             $   132,112    $   115,701    $   122,929
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

RenaissanceRe Holdings Ltd.            37                     1999 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (amounts in tables in thousands of dollars, except per share amounts)

NOTE 1. ORGANIZATION

RenaissanceRe Holdings Ltd. ("RenaissanceRe"), was formed under the laws of Bermuda on June 7, 1993 and serves as the holding company for its subsidiaries, Renaissance Reinsurance Ltd., ("Renaissance Reinsurance"), Glencoe Insurance Ltd., ("Glencoe"), Renaissance U.S. Holdings, Inc. ("Renaissance U.S."), Renaissance Underwriting Managers, Ltd. ("Renaissance Managers"), and RenaissanceRe Capital Trust (the "Trust").

o Renaissance Reinsurance commenced underwriting operations on June 15, 1993 and provides property catastrophe and reinsurance coverage to insurers and reinsurers on a worldwide basis.

o Glencoe commenced insurance underwriting operations in January 1996 and provides catastrophe exposed property coverage on an insurance and reinsurance basis.

o In January 1998, the Company began to provide personal lines coverages through DeSoto Insurance Company ("DeSoto"), a wholly owned subsidiary of Glencoe. DeSoto is a special purpose Florida homeowners insurance company that is licensed to assume and renew homeowners policies from the Florida Joint Underwriting Association, a state sponsored insurance company.

o In June 1998, Renaissance U.S. completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. See Note 8.

o In October 1998, Renaissance Reinsurance of Europe ("Renaissance Europe") was incorporated under the laws of Ireland as a wholly owned subsidiary of Renaissance Reinsurance to provide certain property catastrophe and reinsurance coverage in Europe.

o Effective January 6, 1999, Top Layer Reinsurance Ltd., ("Top Layer Re") was formed as a joint venture between Renaissance Reinsurance and State Farm Mutual Automobile Insurance Company to provide property catastrophe reinsurance for high layer, non-U.S. risks. In connection with this joint venture, the Company has provided capital of $13.0 million and has provided a $37.5 million letter of credit.

o On November 27, 1999, Renaissance Managers was incorporated under the laws of Bermuda as a wholly owned subsidiary of RenaissanceRe to provide underwriting management services to non-related parties.

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

USE OF ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company's financial statements, include, but are not limited to, the reserve for claims and claim expenses and the related losses and premiums recoverable.

PREMIUMS AND RELATED EXPENSES

Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on policy and contract terms and include estimates based on informa-

RenaissanceRe Holdings Ltd.            38                     1999 Annual Report
tion received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserve for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

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

CLAIMS AND CLAIM EXPENSES

The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

INVESTMENTS AND CASH

Investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities.

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

RenaissanceRe Holdings Ltd.            39                     1999 Annual Report

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

NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. Currently, the Company does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.

RenaissanceRe Holdings Ltd.            40                     1999 Annual Report

                   Notes to Consolidated Financial Statements

NOTE 3. INVESTMENTS

The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:


                                                               Gross               Gross
December 31, 1999                     Amortized           Unrealized          Unrealized           Fair
                                           Cost                Gains              Losses          Value
                                      -----------------------------------------------------------------
U.S. Government bonds                  $298,748             $    115          $  (3,135)       $295,728
Non-U.S. government bonds                55,308                    -               (835)         54,473
U.S. corporate bonds                    371,631                  895            (15,954)        356,572
Non-U.S. corporate bonds                 50,456                3,540                (36)         53,960
U.S. mortgage backed securities         150,033                   35             (3,095)        146,973
                                      -----------------------------------------------------------------
                                       $926,176             $  4,585          $ (23,055)       $907,706
                                      -----------------------------------------------------------------

                                                               Gross               Gross
December 31, 1999                     Amortized           Unrealized          Unrealized           Fair
                                           Cost                Gains              Losses          Value
                                      -----------------------------------------------------------------
U.S. Government bonds                  $560,068             $  5,183          $    (641)       $564,610
Non-U.S. government bonds                34,694                    -             (4,067)         30,627
Non-U.S. corporate bonds                 73,192                1,822             (8,044)         66,970
U.S. corporate bonds                    137,014                1,599               (825)        137,788
                                      -----------------------------------------------------------------
                                       $804,968             $  8,604          $ (13,577)       $799,995
                                      -----------------------------------------------------------------

Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 1999                       Amortized                 Fair
                                             Cost                Value
                                      --------------------------------
Due within one year                    $    2,801           $    2,787
Due after one through five years          460,462              456,408
Due after five through ten years          232,751              226,073
Due after ten years                        80,129               75,465
U.S. mortgage backed securities           150,033              146,973
                                      --------------------------------
                                       $  926,176           $  907,706
                                      --------------------------------

RenaissanceRe Holdings Ltd.            41                     1999 Annual Report

The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.


At December 31,                1999             1998
                             -------------------------
AAA                            72.9%            70.9%
AA                              5.0              4.3
A                               5.9              9.2
BBB                             4.8              3.7
BB                              3.7              5.2
B                               5.3              2.2
NR                              2.4              4.5
                             -------------------------
                              100.0%           100.0%
                             -------------------------


INVESTMENT INCOME

The components of net investment income are as follows:

Year Ended December 31,                 1999      1998      1997
                                     ------------------------------
Fixed
   maturities                         $52,470    $45,392   $42,183
Short term
   investments                          6,200      2,354         -
Cash and cash
   equivalents                          2,898      6,831     9,338
                                     ------------------------------
                                       61,568     54,577    51,521
Investment
   expenses                             1,234      1,743     1,948
                                     ------------------------------
Net investment
   income                             $60,334    $52,834   $49,573
                                     ------------------------------


The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

Year Ended December 31,

                                    1999          1998           1997
                                 ----------------------------------------
Gross realized gains             $   4,619     $  13,192       $   4,741
Gross realized losses              (20,339)      (20,082)         (7,636)
                                 ----------------------------------------
Net realized losses
  on investments                   (15,720)       (6,890)         (2,895)
Unrealized gains
  (losses)                         (13,326)        5,011         (11,732)
                                 ----------------------------------------
Total realized and
   unrealized losses
   on investments                $(29,046)     $  (1,879)       $(14,627)
                                 ----------------------------------------

Proceeds from maturities and sales of fixed maturity investments were $1,986.5 million, $783.7 million and $697.5 million for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998 approximately $15.0 million of cash and investments were on deposit with various regulatory authorities as required by law.

         Other investments include the investment in Top Layer Re of $14.9 million. Top Layer Re, which is 50% owned by Renaissance Reinsurance, is carried using the equity method. Undistributed earnings from Top Layer Re of $1.9 million are included in other income. The carrying value approximates fair value. Other investments also include available for sale equity securities reported at fair value.

DERIVATIVE INSTRUMENTS

The Company has assumed and ceded risk through catastrophe and weather linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. Net related fees and risk premiums assumed and ceded are not material to the Company's operations. During 1999 and 1998, the Company recognized gains on non-indemnity catastrophe index transactions, which are included as a component of other income.

RenaissanceRe Holdings Ltd.            42                     1999 Annual Report

NOTE 4. CEDED REINSURANCE

The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations. The earned reinsurance premiums ceded were $128.1 million, $68.1 million and $25.1 million for 1999, 1998 and 1997, respectively.

  Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no claims bonuses which are incurred when losses are ceded to reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred for the year ended December 31, 1999 were $255.3 million and $110.1 million in 1998.

  Included in losses and premiums recoverable as of December 31, 1999, are recoverables of $37.8 million (1998 - $50.4 million) which relate to a retroactive reinsurance contract entered into by Nobel. This contract provides Nobel with $38.0 million of protection from adverse development on its pre October 1, 1997 casualty book of business plus $22.0 million of capacity on transferred reserves. SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", requires that adverse development of the reserves covered by this contract be reflected in the Company's statement of income when the adverse development becomes known. However, the offsetting recovery under the contract is required to be deferred and recognized into income as payments are received from the reinsurer. During 1998, Nobel in its statement of income recognized $27.6 million of adverse development on the business covered by this contract with the offsetting recovery reflected on the balance sheet as a deferred gain. During 1999 and in future years, as payments are received from the reinsurer, the gain will be pro-rated and reflected in the statement of income as a reduction to claims and claim expenses.

NOTE 5. RESERVE FOR CLAIMS
AND CLAIM EXPENSES

For the Company's reinsurance operations, estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the potential severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

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

RenaissanceRe Holdings Ltd.            43                     1999 Annual Report

Activity in the liability for unpaid claims and claim expenses is summarized as follows:

Year Ended December 31,                                            1999              1998           1997
                                                               -----------------------------------------
Net reserves as of January 1                                   $197,512          $110,037       $105,421

Net reserves assumed in respect of acquired company                   -            55,317              -
Net incurred related to:
   Current year                                                 111,720            96,431         50,015
   Prior years                                                  (34,579)           16,321              -
                                                               -----------------------------------------
Total net incurred                                               77,141           112,752         50,015
                                                               -----------------------------------------
Net paid related to:
   Current year                                                  44,701            49,671          3,740
   Prior years                                                   55,039            30,923         41,659
                                                               -----------------------------------------
Total net paid                                                   99,740            80,594         45,399
                                                               -----------------------------------------
Total net reserves as of December 31                            174,913           197,512        110,037

Losses recoverable as of December 31                            303,688           101,317              -
                                                               -----------------------------------------
Total gross reserves as of December 31                         $478,601          $298,829       $110,037
                                                               -----------------------------------------

The prior year development in 1999 was due primarily to favorable development on property catastrophe reserves for 1998 and prior. The prior year development in 1998 was due primarily to adverse development of Nobel's surety and casualty businesses, partially offset by favorable development on property catastrophe reserves for 1997 and prior years. The Company's total gross reserve for incurred but not reported claims was $293.2 million as of December 31, 1999 (1998- $135.4 million).

NOTE 6. BANK LOANS

The Company has a revolving credit and term loan agreement with a syndicate of commercial banks. During 1999, the Company re-negotiated its revolving credit facility and among other things, increased the commitment to $300.0 million from $200.0 million. The Company also increased its borrowings under the facility to $200.0 million as of December 31, 1999 from $50.0 million as of December 31, 1998. The additional funds drawn during the year have increased the liquidity at the holding company, RenaissanceRe, and are available if necessary, to be contributed to the operating subsidiaries following a large catastrophic event. Interest rates on the facility are based on a spread above LIBOR and have averaged 5.76 percent during 1999 (6.12 percent in 1998). The credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100.0 million or 125 percent of consolidated debt; and 80 percent of invested assets must be rated BBB- by S&P or Baa3 by Moody's Investor Service or better. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $100.0 million should the need arise. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as at December 31, 1999. Renaissance U.S. has a $35.0 million term loan and $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based upon a spread above LIBOR, and averaged 5.91 percent during 1999 (6.03 percent in 1998). The Credit Agreement contains certain

RenaissanceRe Holdings Ltd.            44                     1999 Annual Report
financial covenants, the primary one being that, RenaissanceRe, being its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. This five year term loan has mandatory repayment provisions approximating 25 percent in each of years 2000 through 2003. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 1999.

  Interest payments on the above loans totaled $8.3 million, $4.4 million and $4.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. Fair value of bank loans approximate the carrying values, because such loans reprice frequently.

NOTE 7. CAPITAL SECURITIES

On March 7, 1997, the Company issued $100.0 million of "Company Obligated, Mandatorily Redeemable Capital Securities of a Subsidiary Trust holding solely $103,092,783 of the Company's 8.54 percent Junior Subordinated Debentures due March 1, 2027" ("Capital Securities") issued by the Trust. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. Proceeds from the offering were used to repay a portion of the Company's outstanding indebtedness. Effective September 11, 1997, the Trust exchanged the Capital Securities for substantially the same securities registered under the Securities Act of 1933. The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The Capital Securities and the related accrued dividends, are reflected in the consolidated financial statements as a minority interest.

  During 1999 the Company repurchased $10.4 million of the Capital Securities recognizing a gain of $1.8 million, which was reflected in shareholders' equity.

NOTE 8. ACQUISITION

On June 25, 1998, the Company completed its acquisition of the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. The Company issued no shares as part of the purchase and accounted for this acquisition using the purchase method of accounting.

  During the fourth quarter of 1998, the Company recorded an after tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. Consequently, at the end of 1998, RenaissanceRe adopted a plan to exit each of Nobel's business units. During 1999, Nobel completed the reinsurance of the casualty and surety books of business and signed agreements under which its bail and low-value dwelling books of business have been assumed by third parties, with obligations to make certain future payments to Nobel based on future revenues and/or profitability of these businesses. Also, Nobel has completed the sale of its IAS/Cat Crew subsidiary to its management team in an earn-out transaction.

  During 1999, in conjunction with the sale and reinsurance of the principal business units of Nobel, the Company wrote off $6.7 million of goodwill which was reflected in corporate expenses in the statement of income.

  The Company expects that Nobel and its affiliates will continue to conduct certain functions of the casualty, surety, low-value dwelling and bail businesses on a transitional basis. Renaissance U.S. expects to retain ownership of Nobel along with its licenses in the 50 U.S. states, although there can be no assurance that such licenses can be successfully maintained following the disposition of the business units.

  Primarily as a result of the losses from Nobel, Renaissance U.S. has recorded a deferred tax asset, the balance of which is $23.5 million as of December 31, 1999.

  In connection with the Nobel acquisition, Renaissance U.S. borrowed $35.0 million from a syndicate of banks. In addition, the banks provided a $15.0 million revolving loan facility which has been fully utilized as of December 31, 1999. RenaissanceRe has guaranteed these arrangements. See Note 6.

Contemporaneously with the Nobel acquisition, Nobel entered into a retroactive reinsurance contract. This contract provides Nobel with $38.0 million of protection from adverse development on its pre October 1, 1997 casualty book of business. See Note 4.

RenaissanceRe Holdings Ltd.            45                     1999 Annual Report

NOTE 9. SHAREHOLDERS' EQUITY

On May 5, 1998, the shareholders voted to increase the authorized capital to an aggregate of 325,000,000 shares consisting of 225,000,000 Common Shares and 100,000,000 Preference Shares. The Company's 225,000,000 authorized $1.00 par value Common Shares consist of three separate series with differing voting rights as follows:


December 31, 1999                                              Issued and
                                           Authorized         Outstanding
                                         -----------------------------------
Full Voting Common
   Shares (the
   Common Shares)                         209,775,379          17,237,976
   (includes all shares
   registered and
   available to the public)
Diluted Voting Class I
   Common Shares                           15,039,089           2,448,504
   (the Diluted Voting
   I Shares)
Diluted Voting Class II
   Common Shares                              185,532                   -
   (the Diluted Voting                   -----------------------------------
   II Shares)

                                          225,000,000          19,686,480
                                         -----------------------------------


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

  In each of February, May and November of 1999, the Company announced share repurchase programs of $25.0 million. For the year ended December 31, 1999, the Company repurchased a total of 2,226,700 Common Shares of the Company for an aggregate price of $80.1 million. During 1998, the Company repurchased a total of 1,020,670 Common Shares of the Company for an aggregate price of $42.7 million.

  On November 17, 1999, the Company purchased and cancelled 700,000 Common Shares at $38.00 per share for an aggregate purchase price of $26.6 million from one of the Company's founding institutional shareholders.

  On December 1, 1999, one of the Company's founding institutional shareholders sold 318,213 Diluted Voting Class II Common Shares into the public market, where they were subsequently converted into Full Voting Common Shares.

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

RenaissanceRe Holdings Ltd.            46                     1999 Annual Report

NOTE 10. EARNINGS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share" to account for its weighted average shares. The numerator in both the Company's basic and diluted earnings per share calculations is identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):



Year Ended December 31,                  1999            1998           1997
                                       ----------------------------------------
Weighted average
  shares - basic                        20,444          22,021         22,496

Per share equivalents
   of employee stock
   options and
   restricted shares                       184             407            471
                                       ----------------------------------------
Weighted average
  shares - diluted                      20,628          22,428         22,967
                                       ----------------------------------------

NOTE 11. RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

The Company has in force treaties with subsidiaries of The St. Paul Companies, and affiliates of General Electric Investments ("GEI") covering property catastrophe risks. The terms of these treaties were determined in arms length negotiations and the Company believes that such terms are comparable to terms the Company would expect to negotiate in similar transactions with unrelated parties. For the years ended December 31, 1999, 1998 and 1997, the Company received $11.1 million, $13.7 million and $19.2 million in reinsurance premiums and deposits related to these treaties, respectively.

  During 1999, the Company had in place an investment advisory agreement with GE Investment Management, an affiliate of GEI. GE Investment Management managed approximately 15.0 percent of the Company's portfolio, subject to the Company's investment guidelines. The terms of the investment advisory agreement were determined in arms length negotiations. The performance of, and the fees paid to GE Investment Management were reviewed periodically by the Board of Directors. Such fees paid to GE advisors aggregated to $0.2 million, $0.4 million, $1.2 million for the years ended December 31, 1999, 1998 and 1997. This agreement expired on December 31, 1999, and was not renewed.

  During the years ended December 31, 1999, 1998 and 1997, the Company received 78.8%, 64.2%, and 70.1%, respectively, of its premium assumed from its five largest reinsurance brokers. Subsidiaries and affiliates of J&H Marsh & McLennan, Inc., AON Re Group, E. W. Blanch & Co., Greig Fester, and Willis Faber accounted for approximately 24.5%, 20.5%, 20.3%, 7.1% and 6.4%, respectively, of the Company's premiums written in 1999.

NOTE 12. DIVIDENDS

During 1999, four regular quarterly dividends of $0.35 per share were paid to shareholders of record as of February 18, May 28, August 19, and November 18. During 1998, four regular quarterly dividends of $0.30 per share were paid to shareholders of record as of February 18, May 20, August 19, and November 19. During 1997, four regular quarterly dividends of $0.25 per share were paid to shareholders of record as of February 19, May 22, August 20, and November 20. The total amount of dividends paid to Common Shareholders during 1999, 1998 and 1997 was $28.9 million, $26.7 million and $22.6 million, respectively.

NOTE 13. TAXATION

Under current Bermuda law, neither RenaissanceRe, Renaissance Reinsurance, nor Glencoe are required to pay taxes in Bermuda on either income or capital gains. Income from U.S. company operations is subject to taxes imposed by U.S. authorities. Renaissance Reinsurance of Europe is subject to the taxation laws of Ireland.

The U.S. companies have a net operating loss carryforward of $42.8 million which will be available to offset regular taxable U.S. income during the carryforward period (through 2019). As of December 31, 1999, a deferred tax

RenaissanceRe Holdings Ltd.            47                     1999 Annual Report
asset of $23.5 million is included in other assets on the consolidated balance sheet.

The income tax expense (benefit) consists of:

Year Ended December 31, 1999


                                             Current       Deferred     Total
                                             ----------------------------------
U.S. federal                                 $  487        $     -     $   487
U.S. state and local                            (61)        (1,951)     (2,012)
                                             ----------------------------------
                                             $  426        $(1,951)    $(1,525)
                                             ----------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 are presented below:


                                                   1999
                                                ---------
Deferred tax assets:

Allowance for doubtful accounts                 $   127
Unearned premiums                                   288
Claims reserves, principally due
   to discounting for tax                         2,474
Retroactive reinsurance gain                      4,613
Net operating loss carryforwards                 14,553
Other                                             4,167
                                                ---------
                                                 26,222
                                                ---------
Deferred tax liabilities:
Deferred policy acquisition costs                  (848)
Other                                            (1,871)
                                                ---------
Net deferred tax asset                          $23,503
                                                ---------

NOTE 14. GEOGRAPHIC INFORMATION

Financial information relating to gross premiums by geographic region is as follows:

Year Ended
December 31,                                 1999           1998         1997
                                          -------------------------------------
United States                             $229,156        $191,658     $123,717
Worldwide                                   49,482          20,584       27,930
Worldwide
  (excluding U.S.)                          27,276          26,380       32,005
Europe (including
  the United
  Kingdom)                                  26,437          18,532       21,007
Other                                       15,742           9,374       16,738
Australia and
  New Zealand                                3,212           3,932        6,890
                                          -------------------------------------
Total Gross
   Premiums
   Written                                $351,305        $270,460     $228,287
                                          -------------------------------------

The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

NOTE 15. SEGMENT REPORTING

The Company has two reportable segments: reinsurance operations and primary operations. The reinsurance segment provides property catastrophe reinsurance as well as other reinsurance to selected insurers and reinsurers on a worldwide basis. The primary segment provides insurance both on a direct and on a surplus lines basis for commercial and homeowners catastrophe exposed property business. Also included in the primary segment are coverages written by Nobel for commercial auto and general liability as well as surety business which provides coverage to small and mid-size contractors. The majority of the Nobel business has been substantially reinsured, and is expected to diminish in future years based on the sale of the Nobel business units. See Note 8.

         The activities of the Company's Bermuda and U.S. hold-

RenaissanceRe Holdings Ltd.            48                     1999 Annual Report
ing companies are the primary contributors to the results reflected in the other category. The pre-tax loss of the holding companies primarily consisted of interest expense on bank loans, the minority interest on the Capital Securities, and realized investment losses on the sales of investments, partially offset by investment income on the assets of the holding companies. Data for the three years ended December 31, 1999 , 1998 and 1997 is as follows:

Year Ended December 31, 1999     Reinsurance     Primary         Other         Total
                                 ------------------------------------------------------
Gross premiums written           $  282,345    $   68,960     $     --      $  351,305
Total revenues                      232,715        31,377          6,143       270,235
Pre-tax profit (loss)               117,408         8,926        (23,618)      102,716

Assets                            1,112,692       274,401        230,150     1,617,243
                                 ------------------------------------------------------
Claims and claim expense ratio         32.7%         52.2%          --            34.9%
Underwriting expense ratio             25.8%         12.4%          --            28.1%
                                 ------------------------------------------------------
Combined ratio                         58.5%         64.6%          --            63.0%
                                 ------------------------------------------------------

Year Ended December 31, 1998
                                 ------------------------------------------------------
Gross premiums written           $  207,189    $   63,271     $     --      $  270,460
Total revenues                      216,976        42,229          1,322       260,527
Pre-tax profit (loss)               126,768       (51,438)       (21,228)       54,102

Assets                              897,656       369,801         88,707     1,356,164
                                 ------------------------------------------------------
Claims and claim expense ratio         25.0%        200.2%          --            55.0%
Underwriting expense ratio             28.1%         37.1%          --            29.8%
                                 ------------------------------------------------------
Combined ratio                         53.1%        237.3%          --            84.8%
                                 ------------------------------------------------------

Year Ended December 31, 1997
                                 ------------------------------------------------------
Gross premiums written           $  221,246    $    7,041     $     --      $  228,287
Total revenues                      242,076         6,909          5,741       254,726
Pre-tax profit (loss)               146,209         2,421         (9,381)      139,249

Assets                              795,043        84,211         81,495       960,749
                                 ------------------------------------------------------

Claims and claim expense ratio         23.6%         25.0%          --            23.7%
Underwriting expense ratio             22.6%         86.1%          --            23.8%
                                 ------------------------------------------------------
Combined ratio                         46.2%        111.1%          --            47.5%
                                 ------------------------------------------------------

RenaissanceRe Holdings Ltd.            49                     1999 Annual Report

NOTE 16. STOCK INCENTIVE COMPENSATION
AND EMPLOYEE BENEFIT PLANS

The Company has a stock incentive plan under which all employees of the Company and its subsidiaries may be granted stock options and restricted stock awards. A stock option award under the Company's stock incentive plan allows for the purchase of the Company's Common Shares at a price that is generally equal to the five day average closing price of the Common Shares immediately prior to the date of grant. Options to purchase Common Shares are granted periodically by the Board of Directors, generally vest over four years and generally expire ten years from the date of grant.

         The Company adopted the disclosure-only method under SFAS No. 123, "Accounting for Stock Based Compensation", as of December 31, 1996, and continues to account for stock-based compensation plans under Accounting Principles Board Opinion No. 25. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro-forma footnote purposes with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively; dividend yield of 3.4, 2.7 and 2.5 percent, expected option life of five years for all years, and expected volatility of 27.41, 25.09 and 25.09 percent. The risk-free interest rate was assumed to be 6.3 percent in 1999, 5.5 percent in 1998 and 6.0 percent in 1997. If the compensation cost had been determined based upon the fair value method recommended in SFAS No. 123, the Company's net income would have been $100.9 million, $71.8 million and $135.4 million for each of 1999, 1998 and 1997, respectively, and the Company's earnings per share on a diluted basis would have been $4.89, $3.20 and $5.89 for each of 1999, 1998 and 1997, respectively. The following is a table of the changes in options outstanding for 1999, 1998 and 1997, respectively:

                                  Awards                     Weighted
                                available      Options    average exercise  Fair value   Range of exercise
                                for grant    outstanding        price       of options         prices
                                --------------------------------------------------------------------------
Balance, December 31, 1996      1,574,001     1,297,261    $   18.74
Authorized                      1,000,000
Options granted                  (705,949)      705,949    $   37.49        $ 9.67       $34.18 - $44.61
Options forfeited                 144,436      (144,436)   $   28.91
Options exercised                              (571,967)   $   15.23
Shares turned in or withheld      114,287
Restricted stock issued          (174,704)
Restricted stock forfeited          8,249
                                --------------------------------------------------------------------------
Balance, December 31, 1997      1,960,320     1,286,807    $   26.67
Options granted                  (486,079)      486,079    $   45.05        $10.84       $34.97 - $48.00
Options forfeited                  16,225       (16,225)   $   33.45
Options exercised                              (136,891)   $   17.69
Shares turned in or withheld       59,928
Restricted stock issued          (136,313)
Restricted stock forfeited            461
                                --------------------------------------------------------------------------
Balance, December 31, 1998      1,414,542     1,619,770    $   35.62
Options granted                  (363,139)      364,899    $   36.42        $12.24       $33.19 - $41.29
Options forfeited                 247,537      (247,537)   $   38.46
Options exercised                              (150,264)   $   16.41
Shares turned in or withheld       82,811
Restricted stock issued          (186,625)
Restricted stock forfeited         16,335
                                --------------------------------------------------------------------------
Balance, December 31, 1999      1,211,461     1,586,868    $   37.22
                                --------------------------------------------------------------------------
Total options exercisable at
         December 31, 1999                      750,482

RenaissanceRe Holdings Ltd.            50                     1999 Annual Report

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

  The Company has also established a Non-Employee Director Stock Incentive Plan to issue stock options and shares of restricted stock. In 1997, the shareholders approved an increase of authorized shares available for issuance thereunder from 100,000 Common Shares to 200,000 Common Shares. In 1999, 12,000 options to purchase Common shares and 1,665 restricted Common Shares were granted. In 1998, 6,000 options to purchase Common Shares and 939 restricted Common Shares were granted. In 1997, 24,000 options to purchase Common Shares and 1,870 restricted Common Shares were issued. The options and restricted Common Shares vest ratably over three years.

  The Company has also established an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of Common Shares of up to 50 percent of their bonus in lieu of cash, with an associated grant from the Company of an equal number of restricted shares. The restricted Common Shares vest ratably over a three or four year period. During the restricted period, the employee receives dividends and votes the restricted Common Shares, but the restricted shares may not be sold, transferred or assigned. In 1999, 1998 and 1997 the Company issued 56,430, 33,036, and 46,424 restricted shares under this plan, respectively, with values of $2.0, $1.5, and $1.7 million, respectively. Additionally, in 1999, 1998 and 1997 the Board of Directors granted 130,195, 103,277 and 128,279 restricted shares with a value of $4.6, $4.5, and $4.9 million to certain employees. The shares granted to these employees vest ratably over a four to five year period. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $3.4, $2.5, and $0.7 million in 1999, 1998 and 1997, respectively.

  All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.

NOTE 17. STATUTORY REQUIREMENTS

Under the Insurance Act, 1978, amendments thereto and related regulations of Bermuda ("The Act"), Renaissance Reinsurance and Glencoe are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires Renaissance Reinsurance and Glencoe to maintain certain measures of solvency and liquidity. As at December 31, 1999 the statutory capital and surplus of the Bermuda subsidiaries was $653.9 million and the amount required to be maintained under Bermuda law was $103.1 million.

  Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and is therefore restricted as to the payment of dividends in the amount of 25 percent of the prior year's statutory capital and surplus, unless at least two members of the Board of Directors attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 1999, Renaissance Reinsurance paid aggregate cash dividends of $95.1 million to RenaissanceRe.

  Glencoe is also eligible as an excess and surplus lines insurer in a number of states in America. There are various capital and surplus requirements in these states, with the most onerous requiring the Company to maintain a minimum of $15.0 million in capital and surplus. In this regard the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirements are met.

  The Company's U.S. insurance subsidiaries are subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are primarily based upon statutory surplus and statutory net income. The U.S. insurance subsidiaries' combined statutory surplus amount-

RenaissanceRe Holdings Ltd.            51                     1999 Annual Report
ed to $28.4 million at December 31, 1999 and the amount required to be maintained was $25.0 million.

NOTE 18. COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and except for U.S. Government bonds, none of the Company's investments exceeded 10 percent of shareholders' equity at December 31, 1999. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Except for the derivatives discussed in
Note 3, as of December 31, 1999 the Company was not a party to any financial instruments that exposed the Company to any off-balance sheet risks.

LETTERS OF CREDIT
As of December 31, 1999 the Company's bankers have issued letters of credit of approximately $73.2 million in favor of certain ceding companies. The letters of credit are secured by cash and investments of similar amounts.

EMPLOYMENT AGREEMENTS
The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, under a change in control, as defined therein and by the Company's stock option plan.

EMPLOYEE CREDIT FACILITY
In June of 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's stock, and to facilitate purchases of the Company's stock by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the stock purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. At December 31, 1999, the bank loans guaranteed by the Company totaled $24.1 million. At December 31, 1999, the common stock that collateralizes the loans had a fair value of $51.9 million.

LITIGATION
The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of the litigation will have a material impact on its consolidated financial statements.

RenaissanceRe Holdings Ltd.            52                     1999 Annual Report

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                                      Quarter Ended            Quarter Ended             Quarter Ended
                                         March 31,                 June 30,               September 30,
                                      1999      1998          1999         1998         1999        1998
                                    ------------------------------------------------------------------------
Net premiums earned                 $ 57,988  $ 46,097     $ 57,668     $ 47,041     $ 54,123     $ 58,666
Net investment income                 13,106    13,629       14,039       12,629       15,714       13,305
Net foreign exchange
         gains (losses)                 (666)      (24)         394         (827)         107           49
Other income                            (269)       --          460          347          882          642
Net realized investment
         gains (losses)                 (497)    1,236       (5,030)      (2,163)      (6,020)      (5,833)
                                    --------  --------     --------     --------     --------     --------
Total revenue                       $ 69,662  $ 60,938     $ 67,531     $ 57,027     $ 64,806     $ 66,829
                                    --------  --------     --------     --------     --------     --------
Claims and claim
         expenses incurred          $ 15,695  $  7,876     $ 21,005     $ 10,294     $ 19,420     $ 26,696
Net income (loss)                   $ 30,018  $ 35,674     $ 24,049     $ 28,538     $ 23,974     $ 20,372
Earnings (loss) per share-basic     $   1.42  $   1.60     $   1.17     $   1.28     $   1.18     $   0.93
Earnings (loss) per share-diluted   $   1.41  $   1.57     $   1.16     $   1.26     $   1.17     $   0.91
Weighted average shares-basic         21,138    22,298       20,524       22,237       20,356       21,962
Weighted average shares-diluted       21,323    22,708       20,703       22,728       20,536       22,393

Claims and claim expense ratio          27.1%     17.1%        36.4%        21.9%        35.9%        45.5%
Underwriting expense ratio              28.1%     27.7%        26.2%        28.2%        30.1%        29.2%
                                    --------  --------     --------     --------     --------     --------
Combined ratio                          55.2%     44.8%        62.6%        50.1%        66.0%        74.7%
                                    --------  --------     --------     --------     --------     --------


                                           Quarter Ended
                                            December 31,
                                         1999         1998*
                                   -------------------------
Net premiums earned                   $ 51,338     $ 53,143
Net investment income                   17,475       13,271
Net foreign exchange
         gains (losses)                   (246)         649
Other income                             3,842        8,800
Net realized investment
         gains (losses)                 (4,173)        (130)
                                      --------     --------
Total revenue                         $ 68,236     $ 75,733
                                      --------     --------
Claims and claim
         expenses incurred            $ 21,021     $ 67,886
Net income (loss)                     $ 26,200     $(10,007)
Earnings (loss) per share-basic       $   1.33     $  (0.46)
Earnings (loss) per share-diluted     $   1.31     $  (0.46)
Weighted average shares-basic           19,759       21,568
Weighted average shares-diluted         19,949       21,874

Claims and claim expense ratio            41.0%       127.7%
Underwriting expense ratio                28.3%        33.7%
                                      --------     --------
Combined ratio                            69.3%       161.4%
                                      --------     --------

* Loss in fourth quarter of 1998 was principally from Nobel operations. See Note 8.

RenaissanceRe Holdings Ltd.            53                     1999 Annual Report

NOTE 20. CONSOLIDATED UNAUDITED
PRO FORMA STATEMENTS

Operating results of Nobel and its affiliates acquired by the Company have been included in the consolidated financial statements from their date of acquisition. As required by Accounting Principles Board Opinion No. 16, the following selected unaudited pro forma information is being provided to present a summary of the combined results of the Company and Nobel and its affiliates assuming the acquisition of Nobel and its affiliates had occurred as of January 1 of each year. The pro forma data is for informational purposes only and does not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above.

Pro Forma Statements:

(in thousands except per share data)

Years Ended December 31,               1998          1997
                                -------------------------
Total revenues                  $   294,239   $   305,239
Net income                           60,320       142,426

Earnings per
  Common Share-basic            $      2.74   $      6.33
Earnings per
  Common Share-diluted          $      2.69   $      6.20

RenaissanceRe Holdings Ltd.            54                     1999 Annual Report

                                              DIRECTORS AND OFFICERS
                                               (as of March 1, 2000)
BOARD OF DIRECTORS                            OFFICERS OF RENAISSANCERE         W. Preston Hutchings
James N. Stanard (4)                          HOLDINGS LTD. AND                 Vice President
Chairman of the Board                         SUBSIDIARIES                      Chief Investment Officer
                                                                                RenaissanceRe Holdings Ltd.
Arthur S. Bahr (2)                            James N. Stanard
Retired                                       Chairman of the Board             Martin J. Merritt
General Electric Investment Corporation       President                         Vice President
                                              Chief Executive Officer           Controller
Thomas A. Cooper (2), (4)                     RenaissanceRe Holdings Ltd.       Company Secretary
TAC Associates                                                                  RenaissanceRe Holdings Ltd.
                                              William I. Riker
Edmund B. Greene (1)                          President                         Craig W. Tillman
Retired                                       Chief Operating Officer           Vice President
General Electric Company                      Renaissance Reinsurance Ltd.      Glencoe Insurance Ltd.

Brian R. Hall (1)                             David A. Eklund                   Jonathan D. Paradine
Retired                                       Executive Vice President          Assistant Vice President
Johnson & Higgins (Bermuda) Ltd.              Chief Underwriting Officer        Renaissance Services Ltd.
                                              Renaissance Reinsurance Ltd.
Gerald L. Igou (3)                                                              Diana R. Petty
General Electric Investment Corporation       John M. Lummis                    Assistant Vice President
                                              Senior Vice President             RenaissanceRe Holdings Ltd.
Kewsong Lee (1)                               Chief Financial Officer
E.M. Warburg, Pincus & Co., L.L.C.            RenaissanceRe Holdings Ltd.       J. Alex Richards
                                                                                Assistant Vice President
Paul J. Liska (2), (4)                        Robert E. Hykes                   Renaissance Services Ltd.
The St. Paul Companies, Inc.                  Senior Vice President
                                              Renaissance Services Ltd.         John R. Wineinger
W. James MacGinnitie (3), (4)                                                   Assistant Vice President
Independent Consultant                        John D. Nichols, Jr.              Renaissance Services Ltd.
                                              Senior Vice President
Howard H. Newman                              Renaissance Reinsurance Ltd.      Mark Rickey
E.M. Warburg, Pincus & Co., L.L.C.                                              Chief Executive Officer
                                              Kevin J. O'Donnell                Renaissance U.S. Holdings, Inc.
Scott E. Pardee (3)                           Senior Vice President
Middlebury College                            Renaissance Reinsurance Ltd.      Robert L. Ricker
Department of Economics                                                         President
                                              Russell M. Smith                  DeSoto Insurance Company
William I. Riker (3)                          Senior Vice President
Renaissance Reinsurance Ltd.                  Renaissance Reinsurance Ltd.      Ian D. Branagan
                                                                                Divisional Director
Committees of the Board:                                                        Renaissance Reinsurance of Europe
(1) Audit
(2) Compensation
(3) Investment
(4) Transaction


RenaissanceRe Holdings Ltd.            55                     1999 Annual Report

For general information about the Company or for copies of the annual report, quarterly earnings releases and Forms 10-K and 10-Q, please contact:

Martin J. Merritt
Vice President, Controller and Company Secretary
Tel. 441-299-7230
Internet: mjm@renre.com

STOCK INFORMATION
The Company's stock is listed on The New York Stock Exchange under the symbol
RNR.

  The following table sets forth the high and low closing sales prices per share, as reported on The New York Stock Exchange Composite Tape for the four fiscal quarters of 1999 and 1998:

                          1999 Price Range         1998 Price Range

                           High        Low          High        Low
                        ----------------------------------------------
First Quarter             36.81        31.69       50.06       40.00
Second Quarter            38.13        30.94       50.25       43.25
Third Quarter             37.31        34.69       47.63       41.50
Fourth Quarter            42.13        33.50       42.88       34.81


INDEPENDENT AUDITORS
Ernst & Young
Hamilton, Bermuda

TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
USA
Tel. 1-800-756-3353

All requests should be directed to:
The Company Secretary
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
P.O. Box HM2527
Hamilton HMGX, Bermuda
Tel. 441-295-4513
Fax 441-292-9453

RenaissanceRe Holdings Ltd.            56                     1999 Annual Report